SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ALLOS THERAPEUTICS, INC.

(Name of Subject Company)

ALLOS THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $.001 per share

(Title of Class of Securities)

019777101

(CUSIP Number of Class of Securities)

Paul Berns

Chief Executive Officer

11080 CirclePoint Road, Suite 200

Westminster, Colorado 80020

(303) 426-6262

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Allos Therapeutics, Inc., a Delaware corporation (“Allos” or the “Company”). The address of the Company’s principal executive office is 11080 CirclePoint Road, Suite 200, Westminster, Colorado 80020. The telephone number of the Company’s principal executive office is (303) 426-6262.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $.001 per share (including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, the “Shares”). As of April 9, 2012, there were 106,958,412 Shares outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1.

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Sapphire Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Spectrum Pharmaceuticals, Inc., a Delaware corporation (“Spectrum” or “Parent”), to purchase all of the outstanding Shares for consideration per Share consisting of (i) an amount net to the seller in cash equal to $1.82 without interest, less any applicable withholding taxes (the “Cash Portion”), and (ii) one contingent value right (a “CVR,” and together with the Cash Portion, the “Offer Price”) representing the right to receive an additional cash payment of $0.11 if the milestones set forth in the form of Contingent Value Rights Agreement to be entered into by and among the Company, Parent and a Rights Agent to be designated (the “CVR Agreement”) are achieved, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on April 13, 2012. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 4, 2012, by and among Parent, Purchaser and the Company (as the same may be amended, the “Merger Agreement”). Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or written waiver of each of the applicable conditions set forth therein, Purchaser will be merged with and into the Company (the “Merger”), and the Company will continue as the surviving corporation and wholly owned subsidiary of Parent (the “Surviving Corporation”). In the event Parent, Purchaser and their respective affiliates acquire at least 90% of the outstanding Shares (the “Short Form Threshold”), including through exercise of the Top-Up (defined below), the Merger may be effected as a “short-form” merger under and in accordance with Section 253 the Delaware General Corporation Law (“DGCL”) without a meeting of the stockholders of the Company to approve the adoption of the Merger Agreement. At the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not tendered in the Offer (other than Shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent immediately prior to the Effective Time, Shares owned by any wholly owned subsidiary of the Company immediately prior to the Effective Time (or held in the Company’s treasury) or Shares held by stockholders who are entitled to and have properly exercised appraisal rights with respect to such Shares in accordance with Section 262 of the DGCL) will be cancelled and converted into the right to receive the Offer Price. In addition, pursuant to the Merger Agreement each option to purchase Shares (each, a “Company Option”) outstanding and unexercised immediately prior to the initial acceptance for purchase by Purchaser of Shares tendered pursuant to the Offer (the “Acceptance Time”) (whether vested or unvested), with an exercise price less than the Cash Portion of the Offer Price, will at the Acceptance Time be converted into the right to receive (i) from the Company, a cash payment in an amount equal to the product of (x) the total number of Shares provided for in such Company Option and (y) the excess, if any, of (A) the Cash Portion of the Offer Price over (B) the exercise price per Share of such Company Option, which payment shall be treated as compensation and shall be net of any applicable withholding tax, and (ii) from Parent, a CVR for each Share provided for in such Company Option. Each Company Option with an exercise price per share equal to or in excess of the Cash Portion of the Offer Price shall be canceled upon the Acceptance Time without further consideration therefor. At the Acceptance Time, pursuant to the Merger Agreement, each award of restricted stock unit of the Company representing the right to vest in and be issued Company common stock (each, a “Company RSU”) outstanding immediately prior to the Acceptance Time shall be converted into the right to receive (i) from the Company, a cash payment in an amount equal to the product of (x) the total number of Shares subject to such Company RSU and (y) the Cash Portion of the Offer Price, less any applicable withholding tax, and (ii) from Parent, a CVR for each Share subject to such Company RSU.

The obligation of Purchaser to accept for payment and to pay for all Shares tendered into the Offer and not withdrawn is subject to certain conditions. Among other things, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer if immediately prior to the scheduled expiration of the Offer (which shall be midnight, New York City time, at the end of the day on May 10, 2012, unless extended by Purchaser in accordance with the Merger Agreement), there shall not have been validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that, when added to Shares owned by Parent and its direct and indirect subsidiaries immediately prior to such time, constitute a majority of the aggregate number of Shares outstanding immediately prior to the acceptance (or proposed acceptance) of Shares pursuant to the Offer (the “Minimum Condition”). The Minimum Condition may be waived by Purchaser only with the prior written consent of the Company on the terms and subject to the conditions of the Merger Agreement.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on April 13, 2012. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at midnight, New York time, at the end of the day on May 10, 2012, the date that is twenty (20) business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) promulgated under the Exchange Act after the date the Offer was commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act)) following commencement of the Offer. Notwithstanding anything to the contrary in the Merger Agreement, Purchaser shall (i) extend or re-extend the Offer for successive extension periods of ten (10) business days in the event that any of the Minimum Condition or other conditions of the Offer as set forth on Annex A of the Merger Agreement (collectively with the Minimum Condition, the “Offer Conditions”) are not satisfied or waived (to the extent permitted by the Merger Agreement) as of the then-scheduled expiration date, until such time as the Minimum Condition and the other Offer Conditions are satisfied or waived (to the extent permitted by the Merger Agreement) or (ii) extend or re-extend the Offer for any period required by any governmental authority or rule, regulation, interpretation or position of the SEC or the staff thereof or the NASDAQ Global Market (“NASDAQ”) that is applicable to the Offer; provided, however, that in no event shall Purchaser be required to extend the Offer beyond July 5, 2012 (the “End Date”), provided further, however, that if any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall not have expired or terminated prior to July 5, 2012, the End Date shall automatically be extended to September 5, 2012. If on the date that the Offer expires, the Minimum Condition has been satisfied and the other Offer Conditions have been satisfied or waived (to the extent permitted by the Merger Agreement), and the Short Form Threshold has not been reached, Purchaser may, and if requested by the Company, Purchaser shall, provide for a subsequent offering period of successive periods of up to five (5) business days each (or, if the Company provides its prior written consent, up to twenty (20) business days) immediately following the expiration of the Offer.

The Merger Agreement and the terms of the Offer and the Merger (together, the “Transactions”) are summarized in additional detail in Section 11—“The Merger Agreement; Other Agreements” and Section 12—“Purpose of the Offer; Plans for Allos” of the Offer to Purchase. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Parent has formed Purchaser in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Transactions. The Schedule TO states that the principal executive offices of Parent and Purchaser are located at 11500 South Eastern Avenue, Suite 240, Henderson, Nevada 89052.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, or in the Information Statement of the Company, attached to this Schedule 14D-9 as Annex I (the “Information Statement”) and incorporated herein by reference, or as otherwise incorporated by reference herein, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and, on the one hand, (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser, or their respective executive officers, directors or affiliates, on the other hand.

The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the board of directors of the Company (the “Company Board”) representing a majority of the Company Board, other than at a meeting of the stockholders of the Company.

Arrangements between the Company and Parent.

Merger Agreement

The summary of the Merger Agreement contained in Section 11—“The Merger Agreement; Other Agreements” and Section 12—“Purpose of the Offer; Plans for Allos” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is incorporated herein by reference to provide information regarding its terms. The summary of the principal terms of the Merger Agreement in this Schedule 14D-9 and the copy of the Merger Agreement filed as Exhibit (e)(1) to this Schedule 14D-9 are intended to provide holders of Shares with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about the Company in its public reports filed with the SEC. In particular, the Merger Agreement and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company.

The Merger Agreement contains representations, warranties and covenants of the parties as customary for transactions of this type. The Company has also agreed to customary covenants governing the conduct of its business, including an obligation to conduct its business and operations in the ordinary course and consistent with past practices until the Effective Time. Subject to certain limited exceptions in the Merger Agreement, the Company has agreed not to solicit, initiate or participate in discussions with third parties regarding other proposals to acquire the Company and it has agreed to certain restrictions on its ability to respond to such proposals, subject to fulfillment of certain fiduciary requirements of the Company Board. The Merger Agreement also contains customary termination provisions for the Company and Parent and provides that, in connection with the termination of the Merger Agreement in connection with a competing acquisition proposal under certain specified circumstances, the Company may be required to pay Parent a termination fee of $7.5 million.

The representations and warranties in the Merger Agreement were made solely for purposes of the Merger Agreement, were the product of negotiations among the Company, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including being qualified by confidential disclosures made to Parent and Purchaser in connection with the Merger Agreement. Some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact.

Representation on the Company Board

The Merger Agreement provides that, upon the Acceptance Time, the Purchaser is entitled to designate up to such number of directors (rounded up to the next whole number) on the Company Board as shall give it representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected or appointed described by this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser following such purchase bears to the total number of Shares then outstanding.

In connection with the foregoing, the Company shall take all actions reasonably requested by Purchaser necessary to effect such designations, including by increasing the number of directors and obtaining resignations from incumbent directors. The Company will also take all actions necessary to cause individuals designated by Purchaser to constitute substantially the same percentage of members, rounding up where appropriate, on each committee of the Company Board as such members represent of the Company Board (except for any committee established to take action with respect to the subject matter of the Merger Agreement), to the fullest extent permitted by applicable laws and orders and the rules of NASDAQ. Notwithstanding the foregoing, until the Effective Time, the Company Board shall have at least three directors who were directors as of the date of the Merger Agreement (the “Continuing Directors”), each of whom shall be independent directors within the meaning of the NASDAQ rules and federal securities laws and regulations and at least one of whom shall be an “audit committee financial expert” within the meaning of the federal securities rules. If any Continuing Director is unable to serve, the remaining Continuing Directors shall be entitled to designate another person to fill such vacancy.

The approval of a majority of the Continuing Directors is required for the Company to: (i) terminate the Merger Agreement; (ii) amend or modify the Merger Agreement or the charter or bylaws of the Company or of any subsidiary; (iii) extend the time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement; (iv) recommend to the stockholders or modify or withdraw any such recommendation in connection with the Merger Agreement or the transactions contemplated thereby; (v) exercise or waive any of the Company’s conditions, rights or remedies under the Merger Agreement; (vi) amend, rescind, repeal or waive the Charter or Bylaws of the Company; (vii) authorize or execute any agreement, or any amendment of modification of any agreement, between the Company and any of its subsidiaries, on the one hand, and Parent, Purchaser or any of their affiliates, on the other hand; or (viii) other action of the Company or the Company Board under or in connection with the Merger Agreement or the transactions contemplated thereby, including the Transactions.

CVR Agreement

Prior to the Acceptance Time, the Company will enter into the CVR Agreement with Parent and a rights agent, which will govern the terms of the payment for the CVRs. Pursuant to the CVR Agreement, one CVR shall be issued for (i) each Share that Purchaser accepts for payment pursuant to the Offer, (ii) each Share outstanding that is owned by a Company stockholder prior to the effective time of the Merger and is converted into the right to receive the Offer Price (less any exercise price therefor), and (iii) each Share underlying each option or restricted stock unit that is entitled to receive the Offer Price pursuant to the Merger Agreement. The payment of $0.11 pursuant to the CVR is conditioned on obtaining the following two milestones: (1) the Marketing Authorisation Application (“MAA”) for FOLOTYN is approved by the European Medicines Agency (the “EMA”) for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (“PTCL”) in Europe (the “EMA Approval”) by December 31, 2012 and (2) the first reimbursable commercial sale of FOLOTYN is achieved in at least three of the specified major markets in the European Union by December 31, 2013 (such milestones, the “EU Milestones”). In January 2012, the EMA Committee for Medicinal Products for Human Use (“CHMP”) issued an opinion recommending against conditional approval of FOLOTYN for the treatment of patients with relapsed or refractory PTCL. The Company submitted a request for the re-examination of the CHMP opinion in January 2012, and expects the CHMP to issue a final opinion between late-April 2012 and mid-May 2012. Following CHMP’s opinion, the Company expects the EMA to issue a final decision on the MAA in the second quarter of 2012.

The right to the CVR consideration as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the form of CVR Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreements

The Company and Parent entered into an exclusivity agreement, dated as of March 19, 2012 (the “Initial Exclusivity Agreement”), in connection with the consideration of a possible negotiated transaction involving Parent and the Company. Under the Initial Exclusivity Agreement, the Company agreed not to solicit, initiate or participate in discussions with third parties regarding other proposals to acquire the Company before 11:59 p.m. on March 29, 2012, subject to certain exceptions. The Company and Parent entered into a second exclusivity agreement, dated as of March 30, 2012 (together with the First Exclusivity Agreement, the “Exclusivity Agreements”), under which the Company agreed not to solicit, initiate or participate in discussions with third parties regarding other proposals to acquire the Company before 5:00 p.m. on April 4, 2012, subject to certain exceptions. The foregoing description of the Exclusivity Agreements does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreements, which are filed as Exhibits (e)(5) and (e)(6) to this Schedule 14D-9 and are incorporated herein by reference.

Confidentiality Agreement

The Company and Parent are parties to a Mutual Confidentiality Agreement, dated as of September 23, 2011 (the “Confidentiality Agreement”), pursuant to which, and subject to certain exceptions, each party and its subsidiaries agreed to keep strictly confidential and not to disclose non-public information of the other party and the other party’s subsidiaries delivered or made available to such party, its subsidiaries or its other affiliates or any of such party’s or its subsidiaries’ or its other affiliates’ directors, officers, employees, advisors, partners, attorneys, accountants, agents or other representatives, in connection with the consideration by the parties of a possible negotiated transaction between them, except in accordance with the terms of the Confidentiality Agreement. The Company and Parent agreed not to solicit certain of the other party’s employees for a one-year period following the execution of the Confidentiality Agreement. The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

The Company’s executive officers and the members of the Company Board may be deemed to have certain interests in the Transactions and related transactions that may be different from or in addition to those of the

Company’s stockholders generally. Those interests may create potential conflicts of interest. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, which is incorporated in its entirety herein.

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Cash Portion and CVRs on the same terms and conditions as the other stockholders of the Company. As of April 9, 2012, the directors and executive officers of the Company and their affiliates beneficially owned, in the aggregate 991,598 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise of Company Options and Company RSUs held by such individuals. If the directors, executive officers and their affiliates were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors, executive officers and their affiliates would receive an aggregate of $1,804,708 in cash, without interest, less any required withholding taxes, and 991,598 CVRs, representing the right to receive an aggregate $109,076 in cash if the milestones set forth in the CVR Agreement are achieved. For a description of the treatment of Company Options and Company RSUs held by the directors and executive officers of the Company, see below under the heading “Effect of the Merger on Stock Options and Restricted Stock Units.”

The following table sets forth, as of April 9, 2012, the cash consideration that each executive officer, director and his or her affiliates would be entitled to receive in respect of his, her or its outstanding Shares and CVRs, assuming (i) such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser and (ii) achievement of the milestones set forth in the CVR Agreement.

Name	Number of Shares		Consideration Payable in Respect of Shares	Number of CVRs (based on Shares)		Consideration Payable in Respect of CVRs
Paul L. Berns	190,366		$346,466	190,366		$20,940
Joseph L. Turner	—		$—	—		$—
Stephen J. Hoffman	475,671	(1)	$865,721	475,671	(1)	$52,324
Jeffrey R. Latts	—		$—	—		$—
Jonathan S. Leff	—	(2)	$—	—	(2)	$—
David M. Stout	—		$—	—		$—
Cecilia Gonzalo	—	(3)	$—	—	(3)	$—
Bruce A. Goldsmith	42,445		$77,250	42,445		$4,669
Marc H. Graboyes	91,833		$167,136	91,833		$10,102
Charles Q. Morris	109,458		$199,214	109,458		$12,040
David C. Clark	28,862		$52,529	28,862		$3,175
Bruce K. Bennett, Jr.	11,701		$21,296	11,701		$1,287
Michael E. Schick	41,262		$75,097	41,262		$4,539

(1)	Includes 2,000 shares held by Stephen J. Hoffman, 472,871 shares held by Stephen J. Hoffman 2009 Revocable Trust and 800 shares held in custodial accounts for Elizabeth Hoffman, Margaret Hoffman, Mary Evelyn Hoffman and Michael Hoffman.

(2)	Jonathan S. Leff is a Managing Director and Member of Warburg Pincus LLC, which manages Warburg Pincus Private Equity VIII, L.P., a significant stockholder of the Company. Mr. Leff may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares held by the Warburg entities. Mr. Leff disclaims beneficial ownership of all shares owned by the Warburg entities except to the extent of his proportionate ownership of the Warburg entities, if any, and such shares are excluded from this figure.

(3)	Cecilia Gonzalo is a Managing Director of Warburg Pincus LLC, which manages Warburg Pincus Private Equity VIII, L.P., a significant stockholder of the Company. Ms. Gonzalo may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares held by the Warburg entities. Ms. Gonzalo disclaims beneficial ownership of all shares owned by the Warburg entities except to the extent of her proportionate ownership of the Warburg entities, if any, and such shares are excluded from this figure.

Merger Agreement

Effect of the Merger on Stock Options and Restricted Stock Units

Pursuant to the Merger Agreement, at the Acceptance Time, each Company Option that is outstanding and unexercised immediately prior to the Acceptance Time, whether vested or unvested, with an exercise price less than the Cash Portion of the Offer Price will be converted into the right to receive (i) from the Company, a cash payment in an amount equal to the product of (x) the total number of Shares provided for in such Company Option and (y) the excess, if any, of (A) the Cash Portion of the Offer Price over (B) the exercise price per Share provided for in such Company Option, and (ii) from Parent, a CVR for each Share provided for in such Company Option, which payment shall be treated as compensation and shall be net of any applicable withholding tax, provided that if the exercise price per share of any such Company Option is equal to or greater than the Cash Portion of the Offer Price, such option shall be cancelled upon the Acceptance Time without further consideration therefor. At the Acceptance Time, each outstanding Company RSU, whether vested or unvested, will be cancelled in exchange for the right to receive (i) from the Company, a cash payment in an amount equal to the product of (x) the total number of Shares subject to such Company RSU and (y) the Cash Portion of the Offer Price, and (ii) from Parent, a CVR for each Share subject to such Company RSU, which payment shall be net of any applicable withholding tax.

The following table sets forth, as of April 9, 2012, the cash consideration that each executive officer and director would be entitled to receive in respect of his or her outstanding Company Options and Company RSUs at the Acceptance Time, assuming (i) such Company Options and Company RSUs are treated as described in the preceding paragraph and (ii) achievement of the milestones set forth in the CVR Agreement.

Name	Number of Shares Subject to Options	Weighted Average Exercise Price Per Share	Consideration Payable in Respect of Stock Options	Number of Restricted Stock Units	Consideration Payable in Respect of Restricted Stock Units	Number of CVRs (based on Options and Restricted Stock Units)	Consideration Payable in Respect of CVRs	Total
Paul L. Berns	1,347,500	$5.87	$—	1,042,957	$1,898,182	1,042,957	$114,725	$2,102,907
Joseph L. Turner	—	—	$—	55,000	$100,100	55,000	$6,050	$106,150
Stephen J. Hoffman	335,000	$4.36	$—	90,000	$163,800	90,000	$9,900	$173,700
Jeffrey R. Latts	105,000	$5.74	$—	55,000	$100,100	55,000	$6,050	$106,150
Jonathan S. Leff	140,000	$4.72	$—	55,000	$100,100	55,000	$6,050	$106,150
David M. Stout	85,000	$5.57	$—	35,000	$63,700	35,000	$3,850	$67,550
Cecilia Gonzalo	25,000	$1.39	$10,750	—	$—	25,000	$2,750	$13,500
Bruce A. Goldsmith	155,500	$7.67	$—	304,488	$554,168	304,488	$33,494	$587,662
Marc H. Graboyes	338,579	$6.80	$—	450,195	$819,355	450,195	$49,521	$868,876
Charles Q. Morris	190,000	$8.17	$—	563,835	$1,026,180	563,835	$62,022	$1,088,202
David C. Clark	168,750	$6.80	$—	178,252	$324,419	178,252	$19,608	$344,027
Bruce K. Bennett, Jr.	166,500	$7.10	$—	135,677	$246,932	135,677	$14,924	$261,856
Michael E. Schick	81,500	$7.58	$—	244,548	$445,077	244,548	$26,900	$471,977

Continuing Employees

The Merger Agreement provides that, subject to any necessary transition period and subject to any applicable plan provisions, contractual requirements or legal requirements, all employees of the Company or its subsidiaries who continue to be employed with Parent, the Surviving Corporation or any subsidiary of the Surviving Corporation after the Effective Time (the “Continuing Employees”) will be eligible to participate in Parent’s health, vacation and 401(k) plans to substantially the same extent as similarly situated employees of Parent.

The Merger Agreement further provides that Parent shall, or shall cause the Surviving Corporation to, recognize all service of the Continuing Employees with the Company or its subsidiaries, as the case may be, for purposes of eligibility, vesting and participation, in any employee benefit plan of Parent in which any Continuing Employee will participate after the Effective Time, to the extent such service was credited under the applicable employee benefit plan of the Company, and subject to the concurrence of any third-party insurers (which Parent shall use commercially reasonable efforts to obtain), Parent shall, or shall cause the Surviving Corporation to: (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any welfare benefit plan of Parent in which such Continuing Employees may be eligible to participate after the Effective Time, other than preexisting condition limitations, exclusions or waiting periods that are already in effect with respect to such Continuing Employees and that have not been satisfied or waived as of the Effective Time under any welfare benefit plan maintained for the Continuing Employees immediately prior to the Effective Time; and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare benefit plan of Parent in which such Continuing Employees may be eligible to participate after the Effective Time.

Employment Agreements

The Company has entered into an employment agreement with each of its executive officers, the terms of which are summarized below.

Pursuant to each executive officer’s employment agreement, each executive officer earns an annual base salary, which amount may be increased annually at the discretion of the Board. Currently, Mr. Berns earns an annual base salary of $580,700, Mr. Clark earns an annual base salary of $269,400, Dr. Goldsmith earns an annual base salary of $333,600, Mr. Graboyes earns an annual base salary of $357,200, Dr. Morris earns an annual base salary of $443,400, Mr. Bennett earns an annual base salary of $290,300, and Mr. Schick earns an annual base salary of $332,800. Each executive officer is also eligible to participate in the Company’s performance-based cash bonus plan, pursuant to which he is eligible for an annual bonus award determined in accordance with the terms of the plan. Currently, Mr. Berns’ target bonus is set at 75% of his annual base salary, Mr. Clark’s target bonus is set at 30% of his annual base salary, Dr. Goldsmith’s target bonus is set at 50% of his annual base salary, Mr. Graboyes’ target bonus is set at 50% of his annual base salary, Dr. Morris’ target bonus is set at 50% of his annual base salary, Mr. Bennett’s target bonus is set at 30% of his annual base salary, and Mr. Schick’s target bonus is set at 30% of his annual base salary.

Each of the executive officers are also required to sign a confidentiality and inventions assignment agreement with the Company. The employment agreements and confidentiality and inventions assignment agreements impose certain confidentiality, non-compete and/or non-solicitation obligations on the executive officers. In the event that an executive officer violates his confidentiality, non-compete and/or non-solicitation obligations or the terms of his confidentiality and inventions assignment agreement with the Company, the executive officer’s right to most of the severance benefits that he would have otherwise been entitled to pursuant to his employment agreement (other than in connection with a change-in-control of the Company) will cease on the date of such violation.

The employment agreement with each executive officer also provides that the executive officer’s employment with the Company is at-will and may be terminated by either the executive officer or the Company at any time.

The employment agreement with each of the Company’s executive officers provides that if the Company (or any surviving or acquiring corporation) terminates an executive officer’s employment without cause or if executive officer resigns for good reason within the period of time commencing one month prior to a “change in control”, which under the employment agreement occurs upon consummation of the Offer if the Minimum Condition is satisfied, and ending 12 months (or two years in the case of Mr. Berns) following the change in control, the executive officer will be entitled to certain payments and other benefits provided that the executive officer executes a general release in favor of the Company (or any surviving or acquiring corporation). Each employment agreement provides the executive officer with a multiple of base salary and annual bonus, a prorated target bonus, subsidized continued healthcare coverage for a specified period of time, outplacement services for a specified period of time, cash out of accrued sick leave, full vesting acceleration of Allos equity awards and extended exercisability of Allos stock options. The salary and annual bonus multiple for Mr. Berns is 2 times, for Mr. Graboyes, Dr. Goldsmith and Dr. Morris is 1.5 times and for all other executive officers is 1 times. Subsidized continued healthcare coverage for Messrs. Berns and Graboyes, Dr. Goldsmith and Dr. Morris is up to 18 months and for all other executive officers is 12 months. Outplacement services for Mr. Berns is 12 months, for Mr. Graboyes, Dr. Goldsmith and Dr. Morris is 9 months and for all other executive officers is 6 months. Mr. Berns’ employment agreement also provides for a full gross up of any parachute payment taxes incurred under Section 280G of the Internal Revenue Code. While the employment agreements also provide for extended exercisability of Allos stock options; however, since all stock options will be cancelled at the Acceptance Time, this provision will have no effect.

The employment agreement with each of the Company’s executive officers also provides for severance benefits upon a termination without cause or a resignation for good reason that occurs at any time other than that described in the preceding paragraph. In the event of such a termination or resignation, and provided the executive officer executes a general release in favor of the Company, the executive officer will be entitled to a multiple of base salary and subsidized continued health care coverage for a specified period of time. The salary and annual bonus multiple for Mr. Berns is 1.5 times, for Mr. Graboyes, Dr. Goldsmith and Dr. Morris is 1 times and for all other executive officers is 0.5 times. Subsidized continued healthcare coverage for Messrs. Berns and Graboyes, Dr. Goldsmith and Dr. Morris is up to 12 months and for all other executive officers is 6 months. Mr. Berns is also entitled to outplacement services for 12 months, 1.5 times his annual bonus and a pro-rated target bonus.

Potential Payments Upon a Termination or Change-in-Control

If the Minimum Condition is satisfied in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change in control” under each employment agreement with each of the Company’s executive officers. The table below describes the estimated potential payments upon termination of employment with the Company that would be payable to each of the executive officers under the terms of their respective employment agreements. The amounts shown reflect only the additional payments or benefits that the executive officer would have received upon the occurrence of the respective triggering events listed below; they do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would have vested as of the Acceptance Time, absent the triggering event. For purposes of calculating the potential payments set forth in the tables below, we have assumed that (i) the date of termination was April 9, 2012 and (ii) the stock price was $1.82 per share, which is the Cash Portion of the Offer Price, and the value of the CVR. The amounts shown in the table are estimates only as the actual amounts that may be paid upon an executive’s termination of employment can only be determined at the actual time of such termination.

Name	Benefit	Termination Without Just Cause or Resignation With Good Reason (More than 1 Month Prior to or 12 Months After the Acceptance Time)		Termination Without Just Cause or Resignation With Good Reason (Within 1 Month Prior to or 12 Months After the Acceptance Time)
Paul L. Berns	Cash Payments
	Cash Severance	$1,442,006	(1)	$1,922,674	(2)
	Target Bonus for Year of Separation	$118,988		$118,988
	Benefits and Perquisites
	Accrued Sick Leave	$33,500		$33,500
	Benefits Continuation	$26,750		$54,414
	Outplacement Assistance	$15,000		$15,000
	Excise Tax Gross-Up (Estimated)	$—		$—
	Total Payments Upon Termination	$1,636,244		$2,144,576
David C. Clark	Cash Payments
	Cash Severance	$134,696	(3)	$350,208	(4)
	Target Bonus for Year of Separation	$—		$22,081
	Benefits and Perquisites
	Accrued Sick Leave	$15,283		$15,283
	Benefits Continuation	$13,375		$26,750
	Outplacement Assistance	$—		$7,500
	Total Payments Upon Termination	$163,354		$421,822
Bruce A. Goldsmith	Cash Payments
	Cash Severance	$333,638	(5)	$750,686	(6)
	Target Bonus for Year of Separation	$—		$45,579
	Benefits and Perquisites
	Accrued Sick Leave	$20,532		$20,532
	Benefits Continuation	$26,750		$40,125
	Outplacement Assistance	$—		$11,250
	Total Payments Upon Termination	$380,920		$868,172
Marc H. Graboyes	Cash Payments
	Cash Severance	$357,205	(5)	$803,712	(6)
	Target Bonus for Year of Separation	$—		$48,798
	Benefits and Perquisites
	Accrued Sick Leave	$21,982		$21,982
	Benefits Continuation	$17,819		$26,728
	Outplacement Assistance	$—		$11,250
	Total Payments Upon Termination	$397,006		$912,470
Charles Q. Morris	Cash Payments
	Cash Severance	$443,415	(5)	$997,684	(2)
	Target Bonus for Year of Separation	$—		$60,576
	Benefits and Perquisites
	Accrued Sick Leave	$27,287		$27,287
	Benefits Continuation	$26,750		$40,125
	Outplacement Assistance	$—		$11,250
	Total Payments Upon Termination	$497,452		$1,136,922
Bruce K. Bennett, Jr.	Cash Payments
	Cash Severance	$145,166	(3)	$377,430	(4)
	Target Bonus for Year of Separation	$—		$23,798
	Benefits and Perquisites
	Accrued Sick Leave	$16,750		$16,750
	Benefits Continuation	$13,375		$26,750
	Outplacement Assistance	$—		$7,500
	Total Payments Upon Termination	$175,291		$452,228
Michael E. Schick	Cash Payments
	Cash Severance	$166,410	(3)	$432,665	(4)
	Target Bonus for Year of Separation	$—		$27,280
	Benefits and Perquisites
	Accrued Sick Leave	$20,481		$20,481
	Benefits Continuation	$13,375		$26,750
	Outplacement Assistance	$—		$7,500
	Total Payments Upon Termination	$200,266		$514,676

(1)	Amount represents (i) 1.5 times base salary then in effect, payable in monthly installments over the 18-month period following the date of termination, plus (ii) 1.5 times the annual bonus for the year preceding the year in which the termination occurs, payable in a lump sum within 30 days after the date of termination.

(2)	Amount represents a lump sum payment equal to (i) two times base salary, plus (ii) two times highest annualized bonus, paid or payable, in respect of the five fiscal years preceding the year of termination.

(3)	Amount represents 0.5 times base salary then in effect, payable on the same basis and at the same time as paid at the time of termination.

(4)	Amount represents a lump sum payment equal to (i) 1.0 times base salary then in effect, plus (ii) 1.0 times annualized target bonus award for the year of termination.

(5)	Amount represents 1.0 times base salary then in effect, payable on the same basis and at the same time as paid at the time of termination.

(6)	Amount represents a lump sum payment equal to (i) 1.5 times base salary then in effect, plus (ii) 1.5 times annualized target bonus award for the year of termination.

Employment Agreements Following the Merger

As of the date of this Schedule 14D-9, Parent and Purchaser have informed the Company that no members of the Company’s current management have entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with the Surviving Corporation. As of the date of this Schedule 14D-9, Parent and Purchaser have also informed the Company that Parent may retain certain members of the Company’s management team following the Effective Time.

As part of these retention efforts, Parent may enter into employment or consultancy, compensation, retention, severance or other employee or consultant benefit arrangements with the Company’s executive officers and other key Company employees; however, there can be no assurance that any parties will reach an agreement. Any such arrangements would be subject to negotiation and discussion, and no terms or conditions have been agreed upon or finalized. Any such new arrangements would not become effective until the Effective Time.

Director and Officer Indemnification and Insurance

The DGCL permits Delaware corporations to eliminate or limit a director’s liability to the corporation or its stockholders for monetary damages for such director’s conduct as a director, and to indemnify a director who is made a party to a proceeding due to conduct performed in the director’s capacity as a director. The Company has included in its Amended and Restated Certificate of Incorporation (the “Charter”) a provision to limit or eliminate the personal liability of its directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as directors to the fullest extent permitted under Delaware law, as it now exists or may in the future be amended. The Company’s Amended and Restated Bylaws (the “Bylaws”) also provide for indemnification of present and former directors and officers. Copies of the Charter and Bylaws are filed as Exhibits (e)(21) and (e)(22), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

The Company’s Charter currently eliminates director liability for monetary damages for breach of fiduciary duty as a director to the maximum extent permitted by Delaware law as it now exists or may in the future be amended. Section 102(b)(7) of the DGCL allows a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except that such provision shall not eliminate or limit the liability of a director (i) for any breach in the director’s duty of loyalty to the corporation or its stockholders, (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of a dividend or approval of a stock repurchase in violation of Delaware law or (iv) for any transaction from which the director derived an improper personal benefit. As a result of the inclusion of such a provision in the Company’s Charter, the Company’s stockholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against the challenged conduct. These provisions, however, do not affect liability under the Securities Act of 1933, as amended.

Section 145 of the DGCL provides that a corporation has the power to indemnify current and former directors, officers, employees or agents of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses incurred and amounts paid in connection with an action or proceeding to which the person is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. The Company has included in its Bylaws provisions that require the Company to provide the foregoing indemnification to the fullest extent permitted under Delaware law. In addition, the Company may advance expenses incurred in connection with any such proceeding upon, if required by Delaware law an undertaking to repay if indemnification is ultimately not permitted. Under Section 145 of the DGCL, in the case of actions brought by or in the right of the corporation, such indemnification is limited to expenses, and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Delaware Court of Chancery determines that such indemnification is proper under the circumstances.

In addition, the Company also maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

The Company has entered into indemnification agreements (the “Indemnification Agreements”) with each of its directors and executive officers, which generally provide for the indemnification of the indemnitee and for advancement and reimbursement of certain expenses, including attorneys’ fees, judgments, fines and settlement amounts, incurred by any such person in any action or proceeding by reason of their position as a director, officer, employee, agent or fiduciary of the Company, any subsidiary of the Company or any other company or enterprise that such executive officer or director serves at the Company’s request. This description of the Indemnification Agreements is qualified in its entirety by reference to the form of the Indemnification Agreements filed as Exhibit (e)(20) to this Schedule 14D-9 and is incorporated herein by reference.

Pursuant to the Merger Agreement, for a period of six years from the Effective Time, the Surviving Corporation and any applicable subsidiaries will observe to the fullest extent permitted by applicable law all rights to indemnification, advancement of expenses and exculpation from liabilities of the Company or its subsidiaries existing in favor of the current and former directors and officers of the Company (the “Indemnified Parties”) for their acts and omissions as directors, officers, employees or agents of the Company and its subsidiaries occurring prior to the Effective Time, as provided in the Charter and Bylaws (as in effect as of the date of the Merger Agreement) and as provided in any indemnification agreements between the Company and the Indemnified Parties (as in effect as of the date of the Merger Agreement).

Pursuant to the Merger Agreement, Parent will cause the certificate of incorporation and bylaws (or comparable organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of current and former directors and officers of the Company and its subsidiaries than are set forth in the Charter and Bylaws as of the date of the Merger Agreement, and such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any person benefited by such provisions without such person’s prior written consent.

The Merger Agreement further provides that, at or prior to the Acceptance Time, the Company will purchase a directors’ and officers’ liability insurance “tail policy” with a claims period of six years from the Acceptance Time, and on terms and conditions no less favorable to the Indemnified Parties than those in effect under the Company’s existing policy of directors’ and officers’ and fiduciary liability insurance (the “Company Existing D&O Policy”) in effect on the date of the Merger Agreement, for the benefit of the Indemnified Parties with respect to their acts and omissions as directors, officers, employees and agents of the Company or its subsidiaries occurring prior to the Effective Time. If such “tail policy” is not obtained then from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall maintain in effect, for the benefit of the Indemnified Parties with respect to their acts and omissions as directors, officers, employees or agents of the Company or any of its subsidiaries occurring at or prior to the Effective Time, the Company Existing D&O Policy to the extent that directors’ and officers’ liability insurance coverage is commercially available; provided, however, that the Surviving Corporation may substitute a policy or policies of comparable coverage for the Company Existing D&O Policy and that the Surviving Corporation shall not be required to pay annual premiums in excess of $1.05 million. In the event any future annual premiums for the Company Existing D&O Policy (or any substitute policies) exceed $1.05 million annually, the Surviving Corporation shall be entitled to reduce the amount of coverage of the Company Existing D&O Policy (or any substitute policies) to the amount of coverage that can be obtained for a premium equal to $1.05 million.

Arrangements with Principal Stockholders

Tender and Voting Agreements

Parent may be deemed the beneficial owner of Shares as a result of the Tender and Voting Agreements (the “Tender Agreements”) between Parent, Purchaser and certain stockholders of the Company (the “Significant Stockholders”), pursuant to which the Significant Stockholders have agreed, among other things, to accept the Offer, tender into the Offer, and not withdraw, all of the Shares beneficially owned by such Significant Stockholders and to cause all the Shares beneficially owned by such Significant Stockholders to be voted, if necessary, in favor of, among other things, the adoption of the Merger Agreement, the approval of the Merger and the other transactions contemplated by the Merger Agreement and against, among other things, any competing acquisition proposal (and pursuant to which such Significant Stockholders will grant a proxy with respect to such voting obligations to Parent, Purchaser and certain individuals set forth in the Tender Agreements). In addition, the Significant Stockholders have agreed not to solicit, initiate or engage in discussions with third parties regarding other proposals to acquire the Company. The Tender Agreements automatically terminate upon termination of the Merger Agreement in accordance with its terms or upon the occurrence of certain other specified events. An aggregate of 27,063,065 Shares, or approximately 25.3% of the outstanding Shares as of April 9, 2012 are subject to the Tender Agreements. The foregoing description of the Tender Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Tender Agreement, which includes certain other obligations, conditions and restrictions and is filed as Exhibit (e)(23) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on April 4, 2012, the Company Board unanimously (i) determined that the Merger Agreement, the Offer and the Merger are advisable and fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) approved the Merger Agreement, the Offer and the Merger, and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if a Company stockholders’ meeting is required by applicable law, adopt the Merger Agreement on the terms and subject to the conditions set forth therein.

The Company Board hereby recommends that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

A copy of the letter to the Company’s stockholders, dated April 13, 2012, communicating the Company Board’s recommendation, is filed as Exhibit (a)(2) and Annex III to this Schedule 14D-9 and is incorporated herein by reference. A copy of a joint press release of the Company and Parent, dated April 5, 2012, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(1)(E) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Company Board’s Recommendation.

Background of the Offer.

The Company is a biopharmaceutical company that is currently focused on the development and commercialization of FOLOTYN® (pralatrexate injection), which is approved in the U.S. for the treatment of patients with relapsed or refractory PTCL. The Company Board and the Company’s senior management team have consistently evaluated partnership and other strategic opportunities in order to advance the clinical development and commercialization of FOLOTYN, reduce costs, provide additional cash funding and deliver value to the Company’s stockholders.

The Company’s Initial Sale Process

In September 2010, the Company Board and the Company’s senior management team reviewed the Company’s business and its future financing needs, including the company’s potential development strategy of FOLOTYN for the treatment of advanced non-small cell lung cancer and related financing requirements, and began to evaluate potential strategic alternatives that might be available to the company, including continuing to operate the Company based upon its current business plan on a standalone basis, potential partnering and collaboration arrangements outside of North America with respect to FOLOTYN and the initiation of a targeted sale process with respect to the Company. Thereafter, in September 2010, the Company engaged J.P. Morgan Securities LLC, or J.P. Morgan, to assist the Company in evaluating a potential sale of the company. The Company Board selected J.P. Morgan to advise the Company on the basis of, among other matters, J.P. Morgan’s experience with the valuation of businesses and securities in connection with mergers and acquisitions and its familiarity with the Company and the industry in which the Company operates.

During late September and October 2010, following various informal expressions of interest from pharmaceutical companies, at the request of the Company Board, J.P. Morgan contacted 32 pharmaceutical and biopharmaceutical companies that the Company Board, with the advice of the Company’s senior management and J.P. Morgan, determined might have a potential interest in acquiring the Company, which did not include Parent due to the fact that Parent’s market capitalization at the time was smaller than the Company’s market capitalization and due to the Company’s perception of Parent’s ability to finance an all cash acquisition of the Company at that time. However, while the Company executed confidentiality agreements with eleven of the companies contacted by J.P. Morgan, conducted management meetings with nine of those companies and, in October 2010, distributed a letter requesting initial indications of interest in an acquisition of the Company to eight of those companies, none of the eight potentially interested parties submitted a proposal to acquire the Company, although several parties did express an interest in a licensing transaction involving global or regional rights to FOLOTYN. As a result of the lack of interest, in November 2010, the Company Board determined to end the sale process.

Following the end of the 2010 sale process, the Company Board and the Company’s senior management team continued to evaluate potential strategic alternatives, including partnering and collaboration arrangements with other pharmaceutical or biopharmaceutical companies or the acquisition of additional drug products or product candidates. In December 2010, as part of its evaluation of strategic alternatives, the Company’s senior management team conducted a preliminary review, based on publicly available information, of a number of late-stage drug development or commercial drug product companies to identify potential strategic merger partners, including AMAG Pharmaceuticals, Inc., which is referred to herein as AMAG. At a meeting of the Company Board in December 2010, the Company Board discussed the potential for a strategic business combination transaction involving those companies, and, following the Company Board meeting, senior management of the Company met with representatives of J.P. Morgan to discuss potential parties for strategic partnering and collaboration and potential parties for strategic combinations.

The Company’s Strategic Partnering Arrangement

In January 2011, the Company announced that, as part of its key business priorities for 2011, it was prioritizing its resources on the development and commercialization of FOLOTYN for the treatment of hematologic malignancies and would pursue a strategic collaboration for the potential co-development and commercialization of FOLOTYN outside the United States. Due to the Company Board’s decision not to pursue a strategic business combination at that time, on January 13, 2011, the Company terminated J.P. Morgan’s engagement.

Following this announcement, during January and February 2011, the Company began discussions with nine pharmaceutical and biopharmaceutical companies potentially interested in co-developing and/or commercializing FOLOTYN outside the United States, including three of the parties that had participated in the Company’s sale process in the fall of 2010. The Company progressed with confidential discussions concerning rights to co-develop and commercialize FOLOTYN, both in specific regions or globally outside of North America, with four of these companies, including two of the companies that had participated in the Company’s sale process in the fall of 2010, and provided detailed due diligence information to those four parties.

The Company Board met at a regularly scheduled meeting on February 28 and March 1, 2011, and received an update regarding the company’s ongoing strategic partnering and collaboration efforts with respect to FOLOTYN. At this meeting, the Company Board and the Company’s senior management team also discussed the potential for a strategic business combination transaction involving other late-stage drug development or commercial drug product companies, including AMAG.

On May 9, 2011, the Company Board met and approved a strategic collaboration agreement with Mundipharma International Corporation Limited, or Mundipharma, to co-develop and commercialize FOLOTYN outside of the United States and Canada, which is referred to herein as the Mundipharma collaboration agreement and which the Company announced on May 10, 2011. Under the Mundipharma collaboration agreement, the Company retains full commercialization rights for FOLOTYN in the United States and Canada.

The Company’s Business Combination Transaction with AMAG

During early March 2011, the Company’s senior management team began a more detailed review of AMAG and its business based on publicly available information, and, on March 10, 2011, Mr. Paul Berns, the President and Chief Executive Officer of the Company, telephoned Mr. Michael Narachi, Chairman of the AMAG Board of Directors, to inquire as to AMAG’s potential interest in a business combination transaction with the Company. Discussions between the Company and AMAG concerning a potential business combination transaction continued through March 2011, and on March 29, 2011, AMAG provided the Company a draft term sheet containing a summary of key proposed terms of a potential business combination transaction between the Company and AMAG. During April and May 2011, discussions between the Company and AMAG concerning a potential business combination transaction continued, both AMAG management and the Company’s management began to prepare their respective analyses of the potential commercial and cost synergies that could result from a combination of the two companies, and the Company and AMAG conducted detailed due diligence on each other’s respective businesses.

On May 19, 2011, the Company entered into an engagement letter with J.P. Morgan under which it retained J.P. Morgan as its financial advisor in connection with a potential business combination transaction with AMAG or any other person who makes a topping offer in respect of such transaction.

On May 24, 2011, AMAG sent the Company a revised term sheet containing a summary of key proposed terms of a potential business combination transaction between AMAG and the Company. Discussion of a proposed business combination transaction between AMAG and the Company continued through June and July 2011, and AMAG and the Company exchanged additional term sheets containing summaries of key proposed terms of a potential business combination transaction during that time. In addition, AMAG and the Company continued to prepare their respective analyses of the potential commercial and cost synergies that could result from a combination of the two companies and continued to conduct detailed due diligence on each other’s respective businesses. The Company and AMAG also commenced negotiation of a definitive acquisition agreement and related documentation in June 2011.

On the evening of July 19, 2011, the Company Board and the AMAG Board of Directors each met separately to consider a potential business combination transaction between the Company and AMAG. At those board meetings, the Company Board and the AMAG Board of Directors each approved the merger agreement between the Company and AMAG, which is referred to herein as the AMAG merger agreement, and related agreements and recommended that their respective stockholders vote in favor of the business combination transaction between the Company and AMAG. The AMAG merger agreement provided for an exchange ratio of 0.1282 of a share of AMAG common stock for each share of the Company’s common stock that would be offered as consideration to the Company’s stockholders in the business combination transaction.

Following the approval of the transaction by the Company Board and the AMAG Board of Directors, the AMAG merger agreement and other transaction-related documents were executed and, on the morning of July 20, 2011, the Company and AMAG issued a joint press release announcing the execution of the AMAG merger agreement and the proposed business combination transaction.

The Company’s Initial Discussions with Parent and Termination of the AMAG Merger Agreement

On September 2, 2011, during the pendency of the Company’s proposed business combination transaction with AMAG, the board of directors of Parent, which is referred to herein as the Parent Board, met and considered and authorized management to make a proposal, subject to due diligence, to acquire the Company at a price of $2.00 per share of the Company’s common stock.

Later on September 2, 2011, Dr. Rajesh Shrotriya, the Chief Executive Officer of Parent, sent a letter to Mr. Berns expressing Parent’s interest in a potential acquisition of the Company and stating that Parent was prepared to offer $2.00 per share, in cash and shares of Parent common stock, for all of the outstanding shares of the Company’s common stock. In its letter, Parent proposed that $1.37 of the consideration be paid in cash and the remaining $0.63 be paid in shares of Parent’s common stock, but noted that it was prepared to offer an all-cash transaction or a transaction involving the issuance of up to 19.9% of outstanding Parent common stock. Parent also noted that its proposal was subject to confirmatory due diligence and completion of a definitive merger agreement and voting agreements, which it stated it believed could be completed within two to three additional weeks. Parent noted that its proposal would not require outside financing or approval by the stockholders of Parent. The Company Board met on September 4, 7, 8 and 13, 2011 with the Company’s senior management and representatives of J.P. Morgan and Latham & Watkins LLP, which is referred to herein as Latham, outside counsel to the Company, and discussed the proposal made by Parent. At those meetings, representatives of Latham reviewed fiduciary duty considerations and the requirements of the AMAG merger agreement in connection with the review of the Parent proposal. Also at those meetings, representatives of J.P. Morgan reviewed various financial analyses prepared in conjunction with the fairness opinion of J.P. Morgan dated July 19, 2011, and also provided certain background information on Parent. At the conclusion of the meeting on September 13, 2011, following careful assessment of the cash and stock value of the Parent proposal as well as the uncertainties and contingences reflected in that proposal, the Company Board determined that the

Parent proposal was not reasonably expected to result in an acquisition proposal that was more favorable from a financial point of view to the Company’s stockholders than the merger with AMAG, and publicly reaffirmed its recommendation that that the Company’s stockholders vote in favor of the adoption of the AMAG merger agreement and therefore opposed the Parent proposal at that time. Following the meeting, Mr. Berns telephoned Dr. Shrotriya and notified him that the Company Board was rejecting Parent’s September 2 offer.

At telephonic special meetings held on September 14 and September 15, 2011, the Parent Board considered the Company’s rejection of its September 2 proposal and authorized management to deliver to the Company a revised non-binding letter of intent to acquire all of the outstanding shares of the Company’s common stock at a price of $2.20 per share, in cash and stock, subject to the same conditions as in the September 2 proposal.

On the evening of September 15, 2011, Dr. Shrotriya sent a letter to Mr. Berns revising Parent’s prior proposal for the potential acquisition of the Company and stating that Parent was prepared to offer $2.20 per share for all of the outstanding shares of the Company’s common stock, comprised of $1.50 in cash and $0.70 in shares of Parent common stock. Parent’s proposal was subject to confirmatory due diligence and completion of a definitive merger agreement and voting agreements, which it stated it believed could be completed within a short period of time. Parent noted that its proposal would not require outside financing or approval by the stockholders of Parent. The Company Board met twice on September 19, 2011 with the Company’s senior management and representatives of J.P. Morgan and Latham and discussed the revised proposal made by Parent. At those meetings, representatives of Latham reviewed fiduciary duty considerations and the requirements of the AMAG merger agreement in connection with the review of the revised Parent proposal. Also at those meetings, representatives of J.P. Morgan reviewed various financial analyses. At the conclusion of the second meeting, the Company Board determined that the Parent proposal met the criteria required by the AMAG merger agreement (which required, among other things, that the Company Board determine that the Parent proposal would reasonably be expected to result in a superior offer) to permit the Company to provide information to, and engage in discussions and negotiation with, Parent with respect to the revised proposal. The Company Board did not approve, endorse or recommend the acquisition proposal from Parent at that time or declare it superior to the AMAG merger agreement or the AMAG merger. In addition, the Company Board reaffirmed its determination that the AMAG merger agreement and the proposed merger with AMAG were advisable and fair to, and in the best interest of, the Company and its stockholders and its recommendation that the Company’s stockholders vote in favor of the adoption of the AMAG merger agreement and therefore oppose the Parent proposal at that time.

On September 23, 2011, the Company and Parent entered into a confidentiality agreement and, over the following two weeks, the Company and Parent began to engage in discussions regarding Parent’s revised proposal for the potential acquisition of the Company and began preliminary due diligence reviews of their respective businesses.

On the afternoon of October 7, 2011, Dr. Shrotriya sent a letter to Mr. Berns withdrawing Parent’s revised proposal to acquire the Company. As a result, the Company ceased providing information to, or engaging in discussions or negotiations with, Parent regarding Parent’s revised acquisition proposal or any other acquisition proposal. Throughout September and October 2011, the Company continued to work with AMAG toward the completion of the AMAG merger, pending stockholder approval and satisfaction of the other applicable conditions to closing.

The Company Board met on October 12, 13 and 19, and discussed the withdrawal of the Parent proposal, the fact that Institutional Shareholder Services, a prominent advisor of institutional investors, had recommended that AMAG’s stockholders vote against the approval of the issuance of shares of AMAG common stock to the Company’s stockholders in the proposed AMAG merger, the fact that a majority of the proxies received to date by AMAG were voted against approval of such an issuance of shares of AMAG common stock, and the fact that based upon discussions between representatives of the Company and representatives of AMAG, AMAG was not willing to revise the terms of the pending business combination transaction to avoid the necessity of an AMAG stockholder vote. The Company Board also reviewed the strategic alternatives available to the Company in the event that AMAG’s stockholders did not vote to approve the transaction, including continuing to operate the Company based upon its current business plan on a standalone basis and the initiation of a further targeted sale process with respect to the Company.

On October 21, 2011, holders of a majority of the Company’s outstanding common stock voted in favor of the adoption of the AMAG merger agreement at a special meeting of the Company’s stockholders held on October 21, 2011. Separately, at a special meeting of AMAG stockholders also held on October 21, 2011, AMAG’s stockholders voted against the issuance of shares of AMAG common stock to the Company’s stockholders in the proposed merger contemplated by the AMAG merger agreement. As a result of the failure to obtain AMAG stockholder approval, AMAG terminated the AMAG merger agreement on October 21, 2011. In accordance with the terms of the AMAG merger agreement, AMAG paid the Company $2 million as reimbursement for its expenses in connection with the termination of the AMAG merger agreement.

The Company’s Further Consideration of Strategic Alternatives and the Merger Agreement

In November and early December 2011 following the termination of the AMAG merger agreement, the Company’s senior management and J.P. Morgan contacted twelve different pharmaceutical and biopharmaceutical companies that the Company’s senior management and J.P. Morgan determined might have a potential interest in acquiring the Company. The twelve parties contacted by the Company’s senior management and J.P. Morgan did not include AMAG or Parent, but did include ten of the pharmaceutical and biopharmaceutical companies that had been contacted by J.P. Morgan in September 2010 in connection with a possible acquisition of the Company. Separately, a representative of a publicly traded biopharmaceutical company, which is referred to herein as Company X, and a representative of an international specialist healthcare company, which we refer to as Company Y, neither of which had been contacted during the September 2010 sale process, each contacted a member of the Company Board in November 2011 to inquire as to the Company’s potential interest in a sale of the Company. The Company did not approach Parent regarding a potential acquisition of the Company at that time due to the failed negotiations with Parent that had taken place in September and October 2011. The Company already had in place or executed confidentiality agreements with four of the companies contacted by the Company’s senior management or J.P. Morgan in November and early December 2011, and five additional parties, including Company X and Company Y, entered into confidentiality agreements with the Company in connection with a potential acquisition transaction in late 2011 and early 2012. Company X, Company Y and one of the additional parties contacted by the Company’s senior management, which is referred to herein as Company Z, conducted due diligence with respect to the Company and participated in management meetings, though none of the companies contacted by the Company’s senior management or J.P. Morgan or that contacted the Company in November and early December 2011 other than Company X elected to submit an offer to acquire the Company or pursue an acquisition of the Company at that time. Company Y continued to conduct financial, clinical and commercial diligence on the Company’s business through mid-March 2012. Company Z indicated shortly after commencing confidential discussions with the Company that it would not be submitting a preliminary proposal for an acquisition of the Company at that time.

The Company Board met on December 12 and 13, 2011 at a regularly scheduled meeting and reviewed the Company’s business and the status of the outreach to parties that might have a potential interest in acquiring the Company, as well as the potential strategic alternatives that might be available to the Company, including a potential sale or business combination transaction, a potential strategic acquisition or in-licensing transaction to acquire additional commercial or late-stage developmental products to diversify the Company’s product portfolio, and continuing to operate the Company based upon its current business plan on a standalone basis.

Also in early December, the Company’s senior management and J.P. Morgan engaged in preliminary discussions and management due diligence meetings with Company X and, on December 19, 2011, the Company received a written proposal from Company X to acquire the Company for total consideration consisting of $75 million in cash, $75 million in Company X common stock and $35 million in contingent payments if certain yet to be determined post-closing contingencies were satisfied.

The Company Board met on December 23, 2011 and further discussed potential strategic alternatives available to the Company, including the Company X proposal. Following the December 23, 2011 meeting, at the request of the Company Board, J.P. Morgan indicated to Company X that, while the Company Board might entertain a sale transaction at an appropriate price, the consideration offered by Company X to acquire the Company was not sufficient and would need to be increased.

On December 23, 2011, the Company entered into a new engagement letter with J.P. Morgan pursuant to which it retained J.P. Morgan as its financial advisor in connection with a potential sale of the Company to any third party. The December 23, 2011 engagement letter expressly terminated and superseded the Company’s May 19, 2011 engagement letter with J.P. Morgan that was limited to the potential business combination transaction with AMAG or any other person who makes a topping offer in respect of such transaction.

Discussions among the Company’s senior management, J.P. Morgan and Company X senior management continued during the week of December 26, 2011, as did Company X’s preliminary due diligence investigation with respect to the Company and its business.

The Company Board met on December 28, 2011 to further discuss the proposal received from Company X as well as a request from Company X that the Company provide written guidance as to the terms of an acquisition proposal that would be acceptable to the Company Board. At that meeting, the Company Board authorized Mr. Berns to deliver a letter to Company X indicating that, while the Company Board had not come to any conclusion on a price at which it would be prepared to sell the Company, a value in the range of $2.00—$2.20 per share in up-front consideration would be consistent with the Company Board’s expectations regarding the consideration to be offered. In addition, at the December 28, 2011 meeting, the Company Board established a transaction committee of the Company Board, which is referred to herein as the Company transaction committee, consisting of Dr. Stephen J. Hoffman, Chairman of the Company Board, Dr. Jeffrey R. Latts, and Jonathan Leff, a member of the Company Board designated by Warburg Pincus, the Company’s largest stockholder, and granted the Company transaction committee the authority to, among other matters, oversee the evaluation and negotiation of a potential strategic transaction involving the Company, including a potential sale or business combination transaction or a potential strategic acquisition or in-licensing transaction, and provide direction and guidance to the Company’s management and the Company’s advisors in connection with any such potential strategic transaction. On December 29, 2011, Mr. Berns delivered a letter to the Chief Executive Officer of Company X that included written guidance that a value in the range of $2.00—$2.20 per share in up-front consideration would be consistent with the Company Board’s expectations regarding the consideration to be offered in an acquisition.

Discussions between members of the Company’s senior management, J.P. Morgan and Company X senior management continued following the December 28, 2011 meeting of the Company Board and, on January 3, 2012, the Company received a revised proposal from Company X to acquire the Company for total consideration consisting of $110 million in cash, $55 million in Company X common stock and $30 million in contingent payments if certain yet to be determined post-closing contingencies were satisfied. The Company transaction committee met on January 6, 2012 to discuss the revised proposal received from Company X and a request from Company X that the Company provide further guidance as to the terms of an acquisition proposal that would be acceptable to the Company Board. Following that discussion, the Company transaction committee authorized senior management to respond to the Company X proposal by indicating that, while the Company Board had not yet come to a conclusion on a price at which it would be prepared to sell the Company, and while the Company continued to engage in discussions with other parties, a proposed offer representing aggregate total consideration of $195 million may be acceptable if it was payable solely in the form of cash and Company X common stock upon closing of an acquisition.

On January 9, 2012, Dr. Hoffman and Mr. Berns met with the Chief Executive Officer and President of Company X in San Francisco during the J.P. Morgan Healthcare Conference, discussed the terms of the potential acquisition of the Company by Company X, and provided the revised guidance that a proposed offer representing aggregate total consideration of $195 million may be acceptable to the Company Board if it was payable solely in the form of cash and Company X common stock upon closing of an acquisition.

During the remainder of January and throughout February 2012, Company X continued to conduct detailed due diligence with respect to the Company, and members of the Company’s and Company X’s management participated in management due diligence meetings. The Company transaction committee met on January 22, 2012 and discussed the status of the Company’s negotiations with Company X, the challenges and opportunities of the Company’s standalone business and the fact that the Company’s senior management and J.P. Morgan were not aware of any party other than Company X that, at that time, was prepared to submit an offer or to engage in detailed discussions regarding an acquisition of the Company. Following the discussion, the Company transaction committee asked J.P. Morgan to request an improved proposal from Company X by the end of the week of January 23, 2012.

In addition, in January 2012, the CHMP issued an opinion recommending against conditional approval of FOLOTYN for the treatment of patients with relapsed or refractory PTCL. The Company submitted a request for re-examination of the CHMP opinion in January 2012, and expects the CHMP to issue a final opinion between late-April 2012 and mid-May 2012. Following the CHMP’s opinion, the Company expects the EMA to issue a final decision on the MAA in the second quarter of 2012.

On January 23, 2012, the President of Company X provided to J.P. Morgan a revised oral proposal to acquire the Company for total consideration consisting of $120 million in cash and $50 million in Company X common stock and $20 million in contingent payments if certain yet to be determined post-closing contingencies were satisfied, and J.P. Morgan informed Company X that it would need to further improve its proposal.

On January 27, 2012, the President of Company X provided to J.P. Morgan a further revised oral proposal to acquire the Company for total consideration consisting of $120 million in cash and $55 million in Company X common stock, and which no longer included any contingent payments. The Company transaction committee met later in the day on January 30, 2012, and the representatives from J.P. Morgan informed the Company transaction committee that the President of Company X had indicated that Company X did not have any additional ability to increase its offer, but that Company X management was willing to meet with members of the Company’s management in order to further understand the Company’s business. The Company’s senior management team also summarized discussions with Company X management earlier in the day regarding the Company’s financial prospects. At the end of the meeting, the Company transaction committee requested that J.P. Morgan inform Company X that its revised proposal was unlikely to be viewed favorably by the Company Board and suggest to Company X that both an increase in the up-front purchase price offered and the addition of a significant contingent value right that had a substantial likelihood of being achieved would likely result in a more favorable view of the Company X proposal by the Company Board. Discussions among senior management of the Company and Company X and J.P. Morgan continued following the January 30, 2012 Company transaction committee meeting and, on February 1, 2012, Company X provided a further revised verbal offer to acquire the Company to J.P. Morgan for total consideration consisting of $120 million in cash, $55 million in Company X common stock and contingent value rights pursuant to which (i) $10 million in cash would be payable upon the receipt of an EMA Approval within 1 year following the closing of the acquisition and (ii) $5 million in cash would be payable if the Company’s U.S. net sales reached $72 million in the Company’s fiscal year 2013. At that time, the representatives from Company X again indicated to J.P. Morgan that Company X was not prepared to further increase the up-front cash and stock consideration offered, though Company X would consider minor additional changes to the proposed contingent value rights if those changes would lead to acceptance by the Company Board of the Company X acquisition proposal.

The Company Board met on February 2, 2012 and discussed the revised proposal received from Company X. In addition, the Company’s senior management presented certain preliminary updated financial forecasts with respect to the Company’s business on a standalone basis to the Company Board, including certain U.S. net sales forecasts for the Company and the Company management’s risk adjusted forecasts of revenues, earnings before interest and taxes and net income, described for the Board a variety of assumptions and probability adjustments used by management in preparing the financial forecasts and reviewed with the Board the likely need for additional future equity financing and the associated dilution if the Company were to continue as a standalone company. J.P. Morgan also reviewed with the Company Board J.P. Morgan’s preliminary financial analysis with respect to the Company based on management’s preliminary updated financial forecasts. Following discussion of the Company X proposal, management’s financial forecast, the strategic alternatives available to the Company and J.P. Morgan’s preliminary financial analysis, the Company Board instructed J.P. Morgan to contact Company X, accept Company X’s assertion that it was not able to offer additional up-front acquisition consideration and attempt to improve the terms of the contingent value right offered by Company X.

Senior management of Company X and representatives from J.P. Morgan spoke on February 8, 2012, and, during that conversation, Company X indicated to J.P. Morgan that it might be willing to increase the contingent value right portion of its offer to provide for $10 million in cash that would be payable if the Company’s U.S. net sales reached $65 million in 2013 and an additional $10 million in cash that would be payable if the Company’s U.S. net sales reached $75 million in 2013. The Company transaction committee met on February 9, 2012 to discuss the revised Company X offer, and, following discussion, the Company transaction committee approved a counter-proposal to Company X consisting of contingent value rights that would pass through the potential milestone payments that would be received from Mundipharma under the Mundipharma collaboration agreement through 2013, and would result in a $20 million cash payment if the Company’s annual net sales reached $60 million by the end of 2013, and an additional $5 million cash payment if the Company’s annual net sales reached $70 million by the end of 2013.

Discussions among the Company’s and Company X’s senior management and J.P. Morgan continued following the February 9, 2012 Company transaction committee meeting, and the Company received a revised written acquisition proposal from Company X on February 14, 2012 to acquire the Company for total consideration consisting of $120 million in cash and $55 million in Company X common stock payable upon consummation of an acquisition, together with contingent value rights pursuant to which $15 million in cash or Company X common stock (at Company X’s election) would be payable if the Company’s U.S. annual net sales reached $62.5 million in 2013 and an additional $10 million in cash or Company X common stock (at Company X’s election) would be payable if either the Company’s U.S. annual net sales reached $72.5 million in 2013 or the Company received an EMA Approval by December 31, 2013. During a conversation that same day with J.P. Morgan, Company X also reiterated Company X’s position that it was not prepared to further increase the up-front consideration offered to the Company, and stated that it also was not prepared to further improve the terms of the contingent value rights offered.

The Company transaction committee met on February 16, 2012 to consider Company X’s revised proposal, and J.P. Morgan reviewed with the Company transaction committee J.P. Morgan’s preliminary financial analysis with respect to the Company based on management’s preliminary updated financial forecasts. Following discussion, the Company transaction committee requested that the Company’s senior management and J.P. Morgan coordinate with Company X regarding the preparation of definitive transaction documentation, and continue to seek improved terms with respect to the contingent value rights offered by Company X. The Company transaction committee also discussed the sale process for the Company which had begun in the fall and winter of 2010, including the publicly announced merger transaction with AMAG, the withdrawn offer from Parent during the pendency of the AMAG merger transaction, the fact that the Company had not received any additional offers while the AMAG transaction was pending, and the additional outreach to third parties concerning a potential acquisition of the Company that had been conducted by the Company’s senior management and representatives of J.P. Morgan following the termination of the AMAG merger agreement, which had not resulted in any offers to acquire the Company other than the Company X offer. Following the discussion, the Company transaction committee requested that simultaneously with the commencement of the negotiation of definitive documentation with Company X the representatives from J.P. Morgan and the Company’s senior management also begin a further targeted outreach to thirteen additional third parties identified by Company management with the assistance of J.P. Morgan, including Parent, in order to ascertain those third parties’ interest in a potential acquisition of the Company. The thirteen parties contacted by the Company’s senior management and J.P. Morgan included seven of the pharmaceutical and biopharmaceutical companies contacted by J.P. Morgan beginning in late September 2010 and five of the pharmaceutical and biopharmaceutical companies contacted by the Company’s senior management and J.P. Morgan beginning in November 2011, including Company Y and Company Z, in connection with a possible acquisition of the Company. The Company already had in place executed confidentiality agreements with eight of the companies contacted by the Company’s senior management or J.P. Morgan, including Parent, Company Y and Company Z, though none of the thirteen companies other than Parent elected to pursue an acquisition of the Company at that time.

On February 22, 2012, Mr. Berns spoke with Dr. Shrotriya concerning a potential acquisition of the Company and during those conversations Dr. Shrotriya indicated that Parent would at that time again have a potential interest in further discussions with the Company and in conducting a detailed due diligence investigation of the Company’s business.

During the remainder of February 2012, Company X continued to conduct detailed due diligence with respect to the Company, and on February 25, 2012, Company X provided an initial draft of a proposed merger agreement to the Company, which is referred to herein as the Company X merger agreement.

The Company Board met in person on February 28 and 29, 2012 at a regularly scheduled board meeting. During the portion of the meeting held on February 29, 2012, the Company Board received an update from senior management of the Company and representatives of J.P. Morgan regarding the status of a potential transaction with Company X, including ongoing diligence with respect to the Company’s business being conducted by Company X, as well as the status of J.P. Morgan’s outreach to additional third parties in order to ascertain those third parties’ interest in a potential acquisition of the Company. At the meeting, the Company’s senior management also presented to the Company Board their preliminary updated financial forecasts with respect to the Company’s business on a standalone basis, including certain base case and sensitivity case U.S. net sales forecasts for the Company and management’s risk-adjusted base case and sensitivity case forecasts of revenues and earnings before interest and taxes and net income, and the Company’s senior management described for the Board a variety of assumptions and probability adjustments used by management in preparing the financial forecasts, including differing assumptions between the base case and the sensitivity case. J.P. Morgan then reviewed with the Company Board J.P. Morgan’s preliminary financial analysis with respect to the Company based on management’s base case and sensitivity case preliminary updated financial forecasts. Latham provided the Company Board a summary of the key terms of the initial draft of the proposed Company X merger agreement, including proposed deal protection provisions and proposed conditions to closing of a transaction with Company X, a number of which would create significant uncertainty with respect to the consummation of a transaction. The Company Board discussed the Company X acquisition proposal, timing of the potential announcement of a transaction with Company X and the fact that Parent had indicated that it might be interested in an acquisition of the Company. The Company Board directed the Company’s management and its advisors to continue to work with Company X to finalize definitive transaction documents and to significantly reduce the uncertainty with respect to the consummation of a transaction with Company X.

On March 3, 2012, Mr. Berns met with Dr. Shrotriya at Parent’s Irvine, California office and discussed the Company and its business. Mr. Berns and Dr. Shrotriya also spoke on March 5 and 12, 2012 and discussed the status of negotiations and due diligence with respect to a potential acquisition of the Company by Parent, as well as the process and timing for the announcement of the potential acquisition. In addition, on March 9, 2012, Mr. Berns and other representatives of the Company’s senior management attended a meeting of the Parent Board at the offices of RBC Capital Markets, LLC, Parent’s financial advisor, which is referred to herein as RBC, and provided the Parent Board with an overview of the Company and its business. At this meeting, the Parent Board authorized its management to deliver to the Company a non-binding letter of intent to acquire all of the outstanding shares of the Company’s common stock at a price of $1.60-$1.70 per share in cash, subject to the same conditions as in the September 2, 2011 proposal.

On March 13, 2012, Mr. Berns met again with Dr. Shrotriya in California and, following that meeting, Mr. Berns received a written acquisition proposal from Parent offering cash consideration of $1.60 to $1.70 per share for all of the outstanding shares of the Company’s common stock. The Parent offer was subject to completion of final due diligence, which Parent stated it believed could be completed within one to two weeks. Parent also noted that its proposal would not require approval by Parent’s stockholders and was not conditioned on Parent’s ability to obtain outside financing. Also on March 13, 2012, the Company provided a revised draft of the proposed Company X merger agreement to Company X. The Company and Company X continued to negotiate the Company X merger agreement and related definitive documentation through early April 2012.

The Company transaction committee met on March 14, 2012, received an update from the Company’s senior management regarding the status of discussions with Company X and the principal issues outstanding with respect to the Company X merger agreement, including continued concerns about the conditionality of Company X’s proposal, and discussed the acquisition proposal that had been received from Parent, the status of Parent’s due diligence investigation of the Company and the potential timing of negotiation of a transaction with Parent as compared to a transaction with Company X. Following the discussion, the Company transaction committee requested that Mr. Berns contact Dr. Shrotriya to inform him that Parent would need to increase the value of its proposal to acquire the Company and, assuming such an increase in valuation, instructed the Company’s management to continue discussions with both Parent and Company X regarding a potential acquisition of the Company.

On March 15, 2012, Mr. Berns spoke with Dr. Shrotriya and informed him that, while the Company was prepared to engage in negotiations with Parent concerning a potential acquisition, Parent would need to increase its proposed purchase price before the Parent proposal would be attractive to the Company Board.

On March 16, 2012, at a special telephonic meeting of the Parent Board, the Parent Board authorized and directed Parent’s management to deliver a revised non-binding letter of intent to the Company on substantially the same terms as were set forth in the March 13, 2012 proposal letter, except with an increased purchase price of $1.87 per share of the Company’s common stock.

On March 16, 2012, Mr. Berns received a revised written acquisition proposal from Parent to acquire the Company for cash consideration of $1.87 per share for all the outstanding shares of the Company’s common stock, subject to completion of confirmatory due diligence by Parent, negotiation of a mutually acceptable merger agreement and tender and support agreements, and agreement by the Company by the evening of March 18, 2012 to negotiate exclusively with Parent. Parent again noted that its proposal would not require approval by Parent’s stockholders and was not conditioned on Parent’s ability to obtain outside financing. In addition, in the evening of March 16, 2012, Parent provided an initial draft of a proposed Merger Agreement to the Company.

Mr. Berns and Dr. Shrotriya spoke on a number of occasions between March 16 and 23, 2012 and discussed the status of negotiations and due diligence with respect to a potential acquisition of the Company by Parent as well as the process and timing for the announcement of the potential acquisition.

Over the next several days, the Company, Parent and their respective advisors negotiated the terms of an exclusivity letter agreement, which provided that, during an exclusivity period scheduled to expire at 11:59 p.m. Pacific time on March 29, 2012, the Company would not be able to have any discussions or negotiations with third parties other than Parent or Company X regarding an acquisition of the Company, that the Company would not be able to enter into a definitive acquisition agreement with anyone other than Parent prior to the end of the exclusivity period, that the Company would be obligated to negotiate in good faith with Parent to extend the exclusivity period if progress were being made toward agreement on an acquisition transaction and Parent reaffirmed its proposal to acquire the Company and that the exclusivity letter agreement would terminate upon the expiration of the exclusivity period or if Parent were to reduce the consideration offered in the proposed acquisition. Neither the identity of Company X nor the terms of Company X’s acquisition proposals were provided to Parent.

The Company transaction committee met on March 19, 2012 to receive an update on the status of negotiations with Parent and Company X and to review the terms of the proposed exclusivity letter with Parent. Representatives from Latham summarized the terms of the exclusivity letter agreement for the Company transaction committee and provided the Company transaction committee with a summary of its fiduciary duties to the Company and the Company’s stockholders in connection with its consideration of an exclusivity arrangement with Parent, and the Company transaction committee discussed the terms of the proposed exclusivity letter agreement with Parent, the potential timing for execution of definitive documentation with either Parent or Company X and the fact that Parent had presented the Company with an acquisition proposal on more attractive economic and other terms than Company X and appeared motivated to attempt to quickly arrive at an agreed-upon transaction, whereas Company X’s proposal continued to present significant issues, including issues related to conditionality, that would need to be addressed. In addition, the representatives of management and J.P. Morgan present at the meeting noted for the Company transaction committee that the Company was not currently engaged in discussions with any other parties concerning a potential acquisition transaction, and mentioned that they were not aware of any other parties that intended to make a proposal to acquire the Company. Following the discussion, the Company transaction committee approved entry into the exclusivity letter agreement with Parent, and the Company and Parent executed the exclusivity letter agreement on March 19, 2012.

In addition, in the evening of March 19, 2012, representatives of Latham provided a revised draft of the Merger Agreement to representatives of Kirkland & Ellis LLP, outside counsel to Parent, which is referred to herein as Kirkland, and, on March 20, 2012, representatives of Kirkland provided a further revised draft of the Merger Agreement to representatives of Latham, together with a draft Tender Agreement that Parent requested to have signed by Warburg Pincus and each of the directors and officers of the Company. Between March 20, 2012 and March 26, 2012, representatives of Kirkland and Latham, with the assistance of senior management of Parent and the Company, negotiated the terms of the draft Merger Agreement, and representatives from Kirkland, Latham, Willkie Farr & Gallagher LLP, counsel to Warburg Pincus, which is referred to herein as Willkie, and Warburg Pincus negotiated the terms of the Tender Agreements. During mid to late March 2012, representatives of RBC, on behalf of Parent, and J.P. Morgan, on behalf of the Company, also discussed various financial aspects of the proposed transaction, including the amount of the termination fee to be paid by the Company to Parent in the event that the Merger Agreement were to be terminated under certain conditions and Parent’s concerns regarding transaction certainty in the event of the receipt of an EMA Approval.

On March 25, 2012, representatives of J.P. Morgan informed the Company of an inbound telephone call from Company Y that J.P. Morgan had received in Europe expressing a potential interest in making an offer to acquire the Company for a maximum of a 10% to 15% premium over the Company’s stock price. However, Company Y did not indicate the current or historical Company stock price against which it would measure any premium. Assuming the maximum 10-15% premium offered by Company Y was applied to the closing price of the Company’s common stock on March 23, 2012 (the last trading day prior to March 25, 2012) of $1.47 per share, J.P. Morgan indicated that the implied price per share reflected by the Company Y offer would have been $1.62 to $1.69 per share. On March 25, 2012, in accordance with the terms of the exclusivity letter agreement between Parent and the Company, Mr. Berns spoke with Dr. Shrotriya and representatives of J.P. Morgan spoke with representatives of RBC and informed them of the inbound call from Company Y. In addition, in accordance with the terms of the exclusivity letter agreement between Parent and the Company, J.P. Morgan informed Company Y that the Company and J.P. Morgan were not able to discuss a potential transaction with Company Y at that time.

On March 26, 2012, representatives of J.P. Morgan and RBC discussed potential structuring alternatives that might allow Parent to increase the likelihood of completing the transaction with the Company in the event of an EMA Approval. In addition, Mr. Berns and Dr. Shrotriya spoke on March 26, 2012 and discussed the status of negotiations and due diligence with respect to a potential acquisition of the Company by Parent as well as the process and timing for the announcement of a potential acquisition.

Later that day, the Company transaction committee met and discussed the terms and status of the proposals to acquire the Company made by Parent and Company X, the potential timing of the announcement of an acquisition transaction, the preliminary non-binding oral inquiry received from Company Y, and J.P. Morgan’s conversation with RBC earlier that day. During its discussion, the Company transaction committee noted that significant issues remained outstanding with respect to the Company X merger agreement, including continued concerns about the conditionality of Company X’s proposal, Company X had indicated on a number of occasions that it was not prepared to further improve its proposed purchase price and that both the proposed purchase price and the other terms of the Parent proposal were more favorable to the Company than the Company X proposal. The Company transaction committee also discussed the likelihood that Company X would terminate its offer if asked to further improve its terms or if informed of the Parent proposal, and the fact that Parent had previously withdrawn from negotiations with the Company regarding a potential acquisition transaction in October 2011. Following that discussion, the Company transaction committee directed the Company’s management not to inform Company X at that time that it was in discussions with another party or to request that Company X improve its proposed purchase price at that time.

On March 26 and March 27, 2012, the Parent Board held a regularly scheduled meeting. During the portion of the meeting held on March 27, the Parent Board discussed with management and representatives of RBC concerns regarding transaction certainty in the event of an EMA Approval. At this meeting, the Parent Board authorized Dr. Shrotriya to explore with the Company solutions to these concerns.

Later in the day on March 27, 2012, Mr. Berns and other members of the Company’s senior management met in New York City with Dr. Shrotriya and other members of Parent’s senior management to discuss the status of negotiations and due diligence with respect to a potential acquisition of the Company. During that meeting, Mr. Berns and Dr. Shrotriya discussed potential structuring alternatives that might address the Parent Board’s concerns and allow Parent to increase the likelihood of completing the transaction with the Company in the event of an EMA Approval.

On March 28, 2012, Mr. Berns spoke with representatives of senior management at Company X and discussed the status of negotiations and due diligence with respect to a potential acquisition of the Company by Company X as well as the process and timing for the announcement of a potential acquisition.

The Company transaction committee met again on March 28, 2012 and received an update from the Company’s senior management regarding the status of negotiations with each of Parent and Company X, including Parent’s continuing position that it would need additional comfort regarding transaction certainty in the event of an EMA Approval and the continuing conditionality and related risks to consummation of a transaction with Company X.

Mr. Berns and Dr. Shrotriya spoke on the morning of March 29, 2012 and, during that conversation, Dr. Shrotriya informed Mr. Berns that in order to address Parent’s ongoing concerns regarding transaction certainty in the event of an EMA Approval, Parent was revising its acquisition proposal to provide for consideration of $1.80 in cash per share payable at closing, together with a contingent value right for $0.10 in cash per share which would become payable in the event that the Company received an EMA Approval and related milestones were achieved. Dr. Shrotriya also informed Mr. Berns that an extension of Parent’s exclusivity arrangement with the Company, which was scheduled to expire that evening, would be a condition to Parent’s continued engagement with the Company with respect to its revised proposal and that Parent was prepared to provide an updated offer letter to the Company. Mr. Berns indicated to Dr. Shrotriya that he would review any revised proposal with the Company transaction committee and requested that Dr. Shrotriya improve the financial terms of his offer. Later that evening, Kirkland delivered to Latham a letter that would extend Parent’s exclusivity period to 11:59 p.m. Pacific time on April 6, 2012. The proposed letter extending the Parent exclusivity period also included a further revised acquisition proposal from Parent of $1.80 in cash per share payable at closing and a contingent value right for $0.13 in cash per share that would become payable in the event that certain unspecified milestones under the Mundipharma agreement were achieved.

On March 29, 2012, the Company transaction committee met and discussed the revised Parent proposal and the requirement by Parent that the Company extend the exclusivity period under the Parent exclusivity letter agreement in order for Parent to continue to engage in discussions of its acquisition proposal with the Company. The Company transaction committee also received an update with respect to ongoing negotiations with Company X and discussed the current terms of the Company X proposal, including certain working capital related adjustments to the contingent value rights which had been proposed by Company X, the timeline for arriving at a definitive Company X merger agreement and the conditionality to the closing of a transaction with Company X. The Company transaction committee again reviewed the preliminary non-binding oral inquiry received from Company Y regarding Company Y’s potential interest in acquiring the Company for a maximum of a 10% to 15% premium over the Company’s stock price and discussed the fact that Parent had decreased the cash component of its offer from $1.87 in cash per share to $1.80 in cash per share and added the proposed contingent value right, the fact that the Company had already provided Parent with an exclusivity period, the fact that no parties other than Parent, Company X and Company Y had shown an interest in making a proposal to acquire the Company at that time, the fact that an extended exclusivity period with Parent would permit the Company to continue negotiations with Company X, though it would not permit the Company to enter into a definitive Company X merger agreement until the exclusivity period had expired and would not permit negotiations with Company Y, the fact that Company Y had not provided a formal acquisition proposal, had not engaged in any substantive discussions with the Company concerning an acquisition transaction or definitive transaction documents and had not conducted any detailed due diligence with respect to the Company, the fact that both the Company X proposal and the maximum of a 10%-15% premium over the Company’s current stock price offer by Company Y would represent per share consideration below the revised per share consideration being proposed by Parent and the fact that Parent had indicated it would terminate negotiations with the Company if exclusivity were not extended. Following its discussion, the Company transaction committee determined to authorize the extension of the Company’s exclusivity arrangement with Parent through April 4, 2012, on substantially the same terms as the initial exclusivity arrangement with Parent, provided that the Company’s management request that there be no obligation to negotiate a further extension of the exclusivity arrangement in good faith with Parent and the Company’s management attempt to carve Company Y out of the exclusivity provisions contained in the exclusivity letter.

During the evening of March 29, 2012, representatives from Latham and Kirkland exchanged drafts of a new exclusivity letter agreement and on the morning of March 30, 2012, the Company and Parent entered into the exclusivity letter agreement which extended the Parent exclusivity period until 5:00 p.m. Eastern time on April 4, 2012. Company Y was not, however, carved out of the exclusivity provisions contained in the new exclusivity letter. In addition, on March 30, 2012, representatives from Kirkland provided representatives from Latham with a revised draft of the Merger Agreement and a draft CVR Agreement, which provided that the proposed contingent value right for $0.13 in cash per share would become payable in the event that the Company received an EMA Approval by December 31, 2012, FOLOTYN achieved its first reimbursable commercial sale in at least three of the specified major markets in the European Union by December 31, 2013, and the Company in each case had also received related milestone payments from Mundipharma under the Mundipharma agreement. Between March 30, 2012 and April 4, 2012, representatives from Kirkland and Latham worked with senior management of Parent and the Company to finalize the draft Merger Agreement and the CVR agreement, and with representatives of Willkie and Warburg Pincus to finalize the draft Tender Agreements. In addition, on March 30, 2012 and again on April 1 and 2, 2012, Mr. Berns and Dr. Shrotriya discussed the status of negotiations and due diligence as well as the process and timing for the announcement of a potential acquisition.

The Company Board met on April 2, 2012 for an update regarding discussions with Parent and Company X. During the meeting, representatives of Latham advised the Company Board with respect to its fiduciary duties to the Company and the Company’s stockholders in connection with the contemplation of a potential sale of the Company to either Parent or Company X. The Company’s senior management reviewed the status of discussions with each of Parent and Company X for the Company Board and summarized the process for finalizing negotiations and announcing a transaction with each of Parent and Company X. The Company Board requested that Mr. Berns contact Dr. Shrotriya the following morning, remind Dr. Shrotriya that Parent remained in a competitive situation and request a final improved proposal from Parent for its acquisition of the Company. The Company Board discussed the timing of announcement of an acquisition transaction with Parent, the status of negotiations, due diligence and definitive documentation with Company X, and the expected timing of a possible formal indication in Europe with respect to the receipt of an EMA Approval in mid to late April 2012. During its discussion, the Company Board noted that significant issues remained outstanding with respect to the Company X merger agreement, including continued concerns about the conditionality of Company X’s proposal, Company X had stated on a number of occasions to both the Company’s senior management and J.P. Morgan that it was not prepared to further improve its proposed purchase price, and that both the purchase price and the other terms of the Parent proposal were more favorable to the Company and its stockholders than the Company X proposal. The Company Board also discussed the likelihood that Company X would terminate its offer if asked to further improve its terms or if informed of the Parent proposal, and again considered the fact that Parent had previously withdrawn from negotiations with the Company regarding a potential acquisition transaction in October 2011. Following that discussion, the Company Board determined not to inform Company X that it was in discussions with another party or to request that Company X improve its proposed purchase price prior to the execution of the draft Merger Agreement in the event the Company and Parent were able to agree on the final terms of a transaction within the next several days. The representatives of Latham then summarized for the Company Board the terms of the draft Merger Agreement, draft CVR agreement, draft Tender Agreements and related documentation, including the terms upon which the Company could investigate a potentially superior proposal and the terms upon which it could terminate the merger agreement with Parent, and the representatives of Latham reviewed with the Company Board draft resolutions that the Company Board would be able to adopt in the event that it determined to approve a transaction with Parent. The Company Board discussed the proposed terms of the transaction with Parent and the potential timing of announcement of a transaction.

On April 3, 2012, Mr. Berns spoke with Dr. Shrotriya and requested that Parent improve the financial terms of its proposal to acquire the Company. During that conversation, Dr. Shrotriya agreed to discuss with the Parent Board a proposal of $1.82 in cash per share upon closing of an acquisition transaction with the Company, representing an aggregate of approximately $206 million in cash on a fully-diluted basis payable upon consummation of the transactions, and a contingent value right for $0.11 in cash per share which would become payable in the event that the Company received an EMA Approval by December 31, 2012 and FOLOTYN achieved its first reimbursable commercial sale in at least three of the specified major markets in the European Union by December 31, 2013 (but would not also be contingent on the receipt of milestone payments under the Mundipharma agreement). Dr. Shrotriya confirmed to Mr. Berns that this revised proposal would be the best and final price at which Parent was prepared to acquire the Company. Dr. Shrotriya and Mr. Berns agreed that each of Parent and the Company would hold board meetings later that day with the objective of considering a definitive Merger Agreement and, if approved, announcing an acquisition transaction the following morning.

The Company transaction committee met later in the day on April 3, 2012 and received an update regarding the revised Parent proposal and the parties’ current intention to consider a definitive Merger Agreement at meetings of the Parent Board and the Company Board scheduled for later that day. During the meeting, the advisors to the Company transaction committee noted that the definitive transaction documentation was nearly final and that the only significant open items were the negotiation and finalization of one of the two debt commitment letters that had been received by Parent and the completion of communications materials in connection with the announcement of a transaction being prepared by the parties.

At a telephonic special meeting of the Parent Board held on April 3, 2012, with management and representatives of RBC and Kirkland in attendance, the Parent Board considered and discussed the finally negotiated Merger Agreement and the related documents and agreements contemplated thereby. The Parent Board then unanimously approved the draft Merger Agreement and related agreements.

Dr. Shrotriya and Mr. Berns spoke late in the afternoon of April 3, 2012 following the Parent Board meeting and Dr. Shrotriya informed Mr. Berns that the Parent Board had approved the acquisition of the Company on the terms discussed earlier that day between Dr. Shrotriya and Mr. Berns and that the parties would be able to complete definitive documentation and announce the acquisition the following morning, assuming approval by the Company Board.

The Company Board met on the evening of April 3, 2012 to consider approval of the draft Merger Agreement and related matters. The Company Board received an update from the Company’s senior management regarding the status of the potential acquisition transaction with Parent, including the improvement of the Parent proposal earlier that day, and the Company’s senior management reviewed management’s most current base case and sensitivity case financial forecast for the Company on a standalone basis. The Company Board also reviewed with representatives of Latham changes that had been made to the principal terms of the draft Merger Agreement and draft CVR Agreement since the last meeting of the Company Board. At the April 3, 2012 meeting, J.P. Morgan presented its financial analysis of the consideration to be paid in the transaction with Parent of $1.82 in cash per share plus a contingent value right entitling the holder to a potential payment of $0.11 in cash per share, and rendered its oral opinion to the Company Board that, as of April 3, 2012, and based upon and subject to the factors, assumptions, qualifications and limitations set forth in its opinion, the consideration to be paid to the holders of the Company’s common stock in the proposed transaction with Parent was fair, from a financial point of view, to the holders of Company common stock. Following the presentation from J.P. Morgan, and after consultation with its financial advisor and counsel, the Company Board approved the Merger Agreement and related agreements, subject to receipt of a fully executed debt financing commitment letter from Parent later that night.

Shortly following the April 3, 2012 Company Board meeting, Mr. Berns spoke with Dr. Shrotriya and told Dr. Shrotriya that the Company Board had approved the sale transaction with Parent and that the Company was prepared to execute the Merger Agreement pending receipt of a fully executed debt financing commitment letter from Parent and finalization of communications materials that evening. During the discussion, Dr. Shrotriya informed Mr. Berns that Parent would not be prepared to execute or deliver a debt financing commitment letter prior to April 4, 2012, and that therefore Parent could not enter into the definitive Merger Agreement at that time.

The Company Board met on the evening of April 3, 2012 following Mr. Berns discussion with Dr. Shrotriya, reaffirmed that the Company was not prepared to enter into a definitive Merger Agreement prior to receipt of a fully executed debt financing commitment letter from Parent and agreed to meet again to consider any further developments with Parent the following afternoon.

On April 4, 2012, Mr. Berns and Dr. Shrotriya discussed the timing of receipt of a fully executed debt financing commitment letter by Parent, the status of definitive documentation with respect to an acquisition of the Company by Parent and the process and timing for the announcement of a potential acquisition.

During the afternoon of April 4, 2012, Parent delivered a fully executed debt financing commitment letter to the Company and that night the Company and Parent completed the preparation of communications materials with respect to the announcement of the acquisition of the Company by Parent.

The Company Board met on the afternoon of April 4, 2012 to again consider approval of the draft Merger Agreement and related matters. The Company Board received an update from the Company’s senior management and representatives of Latham regarding the status of Parent’s debt financing commitment letter and the communications materials, and the Company Board reviewed with representatives of Latham changes to the terms of the draft Merger Agreement since the last meeting of the Company Board the prior day. The Company’s senior management also provided an update concerning the status of negotiations with Company X, noted that the Company X proposal remained on the same financial terms previously described to the Company Board, that significant conditionality remained with respect to the Company X proposal and that it was unlikely that the Company and Company X would be able to agree on a definitive Company X merger agreement and related documentation that week. In addition, at the meeting, J.P. Morgan confirmed the oral opinion it had rendered to the Company Board on April 3, 2012, which opinion J.P. Morgan subsequently confirmed in writing by delivering its written opinion, dated April 4, 2012, to the Company Board. Following the confirmation from J.P. Morgan, and after consultation with its financial advisor and counsel, the Company Board (i) determined that the merger agreement, the offer and the merger were advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved the Merger Agreement and related agreements and (iii) recommended that the Company’s stockholders accept the offer and tender their shares of the Company’s common stock to Purchaser pursuant to the offer.

Following the April 4, 2012 meeting of the Company Board, Mr. Berns telephoned Dr. Shrotriya and informed him that the Company Board had approved the Merger Agreement. On the evening on April 4, 2012, Parent and the Company executed the definitive Merger Agreement and, on the morning of April 5, 2012, issued a joint press release announcing the transaction.

Reasons for the Recommendation of the Company Board.

The Company Board (i) has determined that the Merger Agreement, the Offer and the Merger are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (iii) if a Company stockholders’ meeting is required by applicable law, recommends that the stockholders of the Company adopt the Merger Agreement on the terms and conditions set forth in the Merger Agreement. In reaching these determinations and recommendations, the Board of Directors consulted with senior members of Company management, members of the Company Board’s transaction committee and with the Company’s financial and legal advisors and considered a wide and complex range of factors.

The principal factors supporting the Company Board’s decision to approve the Merger Agreement and recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer included the following:

Certain Value.    Based on the Company Board’s knowledge of, and familiarity with, the Company’s historical and current business, operations, commercialization prospects, business strategy, strategic alternatives, cash position and financial condition, that the non-contingent cash portion of the Offer Price, along with the contingent portion of the Offer Price which will provide an opportunity for stockholders to receive additional cash consideration in the event that FOLOTYN obtains EMA Approval by December 31, 2012 and achieves its first reimbursable commercial sale in at least three major European markets by December 31, 2013, is a compelling value compared to the long-term value creation potential of the Company’s business on a stand-alone basis, taking into account the risks and uncertainties of remaining independent and associated with pursuing the Company’s strategic plan, including risks relating to:

Development and Commercialization Risk.    FOLOTYN is the Company’s only product approved for marketing by the U.S. Food and Drug Administration and the Company’s ability to achieve profitability in the near term is entirely dependent upon sales of FOLOTYN. The Company may not be able to significantly increase sales of FOLOTYN for a number of reasons, including: (i) doctors may be hesitant to prescribe FOLOTYN until results from the Company’s post-approval studies are available or other long term data regarding efficacy and safety exists; (ii) results from the Company’s Phase 3 post-approval studies may fail to verify the clinical benefit of FOLOTYN for the treatment of first-line PTCL or relapsed or refractory cutaneous T-cell lymphoma (“CTCL”), or support additional regulatory approvals; (iii) reimbursement and coverage policies of government and private payers such as Medicare, Medicaid, insurance companies, health maintenance organizations and other plan administrators; (iv) the introduction of competitive products; and (vi) the relatively low incidence and prevalence rates of relapsed or refractory PTCL. In addition, the Company’s ability to earn milestone payments and royalties from its collaboration partner is dependent upon FOLOTYN receiving regulatory approvals outside the United States.

Financing Risk.    The development and commercialization of drugs requires the expenditure of substantial funds. The Company does not currently generate the cash needed to finance its operations. The

Company expects that it could well be required to raise additional funds through public or private financings, including issuances of additional equity. There is risk that the Company may not be able to raise the funds necessary to continue its drug development and commercialization activities as currently conducted, or raise them on terms that are acceptable to the Company.

Future Dilution.    That the potential dilutive impact on the Company’s stockholders from additional equity financings, that may be necessary to fund the development and commercialization of FOLOTYN in order to permit the Company to continue to operate as an independent company could be substantial.

Superior Strategic Alternative.    That the transactions contemplated by the Merger Agreement are superior to the strategic alternatives available to the Company, including continuing as a stand-alone company based on its current business model and the other potential strategic transactions available to the Company all of which the Company Board viewed as less favorable to the Company’s stockholders. In making its determination, the Company Board considered the results of the sales process undertaken by the Company in late 2010 and the Company’s efforts to identify and negotiate a transaction with other potential purchasers since the termination of its merger agreement with AMAG Pharmaceuticals, Inc. (“AMAG”), each as described in more detail above in “Background of the Offer.”

Premium to Market Price.    Both (1) the non-contingent cash portion of the Offer Price of $1.82 per share to be paid for the Shares, which represents a premium to the Company’s stockholders of approximately 0.0% based on the closing price of the Shares on NASDAQ on April 12, 2012, the last full trading day before the Offer was publicly announced, a 15.4% premium over the average closing price of the Shares for the approximate four week period ending on April 12, 2012, and a 22.3% premium over the average closing price of the Shares for the approximate six month period ending on April 12, 2012, and (2) the total Offer Price, including potential cash payments that may become payable under the CVRs, of $0.11 per share to be paid for the Shares, which represents a premium to the Company’s stockholders of approximately 6.0% based on the closing price of the Shares on NASDAQ on April 12, 2012, the last full trading day before the Offer was publicly announced, a 22.4% premium over the average closing price of the Shares for the approximate four week period ending on April 12, 2012, and a 29.6% premium over the average closing price of the Shares for the approximate six month period ending on April 12, 2012.

Opinion of J.P. Morgan.    The opinion of the Company’s financial advisor, J.P. Morgan, that as of April 4, 2012 and based upon the assumptions and qualifications set forth in its written opinion, the consideration to be paid to the holders of the Company’s common stock in the Offer and the Merger was fair, from a financial point of view, to the holders of the Company’s common stock and the Company Board’s review of the financial analysis conducted by J.P. Morgan in connection with that opinion.

Ability to Accept Superior Transaction.    The terms and conditions of the Merger Agreement, including the Company’s ability to consider and respond to, under certain circumstances specified in the Merger Agreement, a bona fide written proposal for an acquisition transaction from a third party prior to the Acceptance Time, and the Company Board’s right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal, upon payment of a termination fee of $7.5 million (approximately 3.75% of the equity value of the transaction), which is within the customary range of termination fees payable in similar transactions.

Tender Offer Structure.    The fact that the transaction is structured as a tender offer, which can be completed, and cash consideration can be delivered to the Company’s stockholders, promptly, reducing the period of uncertainty during the pendency of the transaction on the Company’s stockholders, employees and business partners and the fact that the completion of the Offer will be followed by a second-step merger, in which stockholders who do not tender their shares in the Offer will receive the same consideration as the Offer Price.

Appraisal Rights.    The fact that the Company’s stockholders, other than Warburg Pincus Private Equity VIII, L.P. (“Warburg Pincus”), certain of its affiliates and certain officers and directors of the

Company, will not be obligated to tender their Shares in the Offer, and if they so desire, will be able to exercise appraisal rights with respect to the Merger and demand payment of the fair value of their Shares under the DGCL.

Likelihood of Completion.    The likelihood that the Offer will be completed and the Merger will be consummated, based on, among other things, the limited number of conditions to the Transactions, the absence of a financing condition, Parent’s representation that it will have sufficient financial resources to pay the aggregate Offer Price and consummate the Offer and the Merger, the relative likelihood of obtaining required regulatory approvals and the remedies available under the Merger Agreement to the Company in the event of various breaches of the Merger Agreement by Parent or Purchaser.

The Company Board also considered a number of potentially negative factors in its deliberations concerning the Merger Agreement, including:

Limited Stockholder Participation in Future Growth or Earnings.    The Company’s stockholders will be prevented from participating in the Company’s potential future earnings and growth or benefit from any potential future increase in its value following the transactions (beyond the value of any cash payments that may become payable under the CVRs), including positive outcomes from the Company’s ongoing clinical studies and potential increases in the sales of FOLOTYN. If some or all of the foregoing actually occur, they could result, if the Company had remained independent, in future prices for the Shares in excess of the price to be paid in the Transactions. The Company Board also considered the fact that it might receive a possible positive indication with respect to re-examination by the EMA regarding the EMA Approval during the pendency of the Offer or the Merger, and the fact that the Company Board would agree not to change its recommendation of the Offer or the Merger as a result of a positive EMA Approval outcome.

Uncertainty of Transaction Completion; Consequences of Failure to Close.    While the Company expects that the Transactions will be consummated, there can be no assurance that the conditions to the Offer or the Merger will be satisfied, and as a result, the Transactions may not be completed. If the Transactions are not consummated, (i) the trading price of the Shares could be adversely affected, (ii) the Company will have incurred significant transaction and opportunity costs attempting to consummate the transactions contemplated by the Merger Agreement, (iii) the Company may have lost business partners and employees after the announcement of the Transactions, (iv) the Company’s business may be subject to disruption and (v) the market’s perceptions of the Company’s prospects could be adversely affected.

Tax Treatment.    The fact that the gains realized by the Company’s stockholders from the transactions contemplated by the Merger Agreement will be taxable to the Company’s stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding could be taxable for U.S. federal income tax purposes to the Company’s stockholders who perfect their appraisal rights.

Restrictions on the Company’s Conduct of Business.    The restrictions imposed by the Merger Agreement on the conduct of the Company’s business prior to consummation of the Merger, which require the Company to operate its business in the ordinary course of business, and which subject the operations of the Company’s business to other restrictions which could delay or prevent the Company from undertaking business opportunities that may arise prior to the consummation of the Offer and that may have a material and adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

Impact of Announcement on the Company.    The effect of a public announcement of the transactions on the Company’s operations, stock price and employees and its ability to attract and retain key management, scientific, research and sales personnel while the Transactions are pending and the potential adverse effects on the financial results of the Company as a result of that disruption.

Conflicts of Interest.    The fact that the Company’s executive officers and directors may have interests in the Transactions that are different from, or in addition to, those of the Company’s other stockholders, and the risk that those interests might influence their decision with respect to the Transactions.

Control of the Company Board after Consummation of Offer.    The provisions of the Merger Agreement that provide, subject to certain conditions, Parent with the ability to obtain representation on the Company Board proportional to Parent’s ownership of Shares at the Acceptance Time, subject to payment for such Shares.

The foregoing discussion of the information and factors considered by the Company Board is not exhaustive, but the Company believes it includes all the material factors considered by the Company Board in connection with its approval and recommendation of the Offer and the Merger. In view of the wide variety of factors considered by the Company Board in connection with its evaluation of the Offer and the Merger and the complexity of these matters, the Company Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the Company Board made its decision based on the totality of information presented to, and the investigation conducted by, it, including discussions with the Company’s senior management and its legal and financial advisors. In considering the factors discussed above, individual directors may have given different weights to different factors.

Certain Financial Forecasts.

Company Prepared Financial Forecasts

The Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings or other results, and the Company is particularly concerned with making such forecasts and projections due to the unpredictability of the underlying assumptions and estimates. In connection with its due diligence process and evaluation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement, the Company’s management prepared long range risk-adjusted financial forecasts regarding the Company for the fiscal years from 2012 to 2025. Such financial forecasts presented two cases: a base case (the “Base Forecast”), which reflects a level of projected net sales of the Company that assumes certain continuing limitations on the business and operations of the Company, including a limited amount of cash resources, which impacts sales force size, marketing and promotional spend and other commercial activities, as well as potential negative impacts on the business arising from the termination of the AMAG merger agreement, and the Company’s commercialization of only one product, FOLOTYN, and a sensitivity case (the “Sensitivity Forecast”), which reflects a higher level of net sales than assumed in the Base Forecast and assumes the availability of additional financing over time on terms that are not dilutive to the Company’s existing stockholders to help fund the Company’s commercialization efforts, including additional promotional and educational efforts with respect to FOLOTYN and the need for products for the treatment of PTCL, and the resulting identification and treatment of a greater number of patients than is assumed in the Base Forecast. The Base Forecast and the Sensitivity Forecast are referred to herein as the Company prepared financial forecasts. The Company prepared financial forecasts were developed for use only by the Company Board and J.P. Morgan, in connection with the evaluation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

In developing the Company prepared financial forecasts, the Company’s management made assumptions with respect to the probabilities of additional United States and foreign regulatory approvals for FOLOTYN. The Company’s management derived the probability-weighted projections of revenue, including the probability-weighted projections of net sales of FOLOTYN in the United States and the probability-weighted projections of milestones and royalties outside of the United States, operating profit and free cash flow for the Company by applying such probabilities to the Company’s management’s estimates of revenues and costs for FOLOTYN. Because FOLOTYN will either receive additional regulatory approvals within and outside the United States and successfully reach commercialization related to those additional approvals or not, and because the milestones will either be achieved or not, the Company prepared financial forecasts are unlikely to reflect the Company’s actual financial performance in the future.

Because the Company prepared financial forecasts were developed for the Company on a standalone basis without giving effect to the Offer or the Merger, neither the Base Forecast nor the Sensitivity Forecast gives effect to the Offer, the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer or the Merger, including cost synergies realized as a result of the Offer or the Merger, or to any costs incurred in connection with the Offer or the Merger.

The Company prepared financial forecasts are not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender his, her or its Shares into the Offer, but because the Company prepared financial forecasts were made available by the Company’s management to the Company Board and J.P. Morgan in connection with the evaluation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

Prior to the execution of the Merger Agreement, the Company’s management did not provide Parent or its financial advisor with the Company prepared financial forecasts, except for the risk-adjusted forecasts of U.S. net sales for the fiscal years from 2012 through 2020 included in the Sensitivity Forecast, which were provided to Parent in response to Parent’s due diligence requests in connection with its evaluation of a potential acquisition of the Company.

The following is a summary of the material projected financial information that was included in the Company prepared financial forecasts.

Base Forecast

($ in millions)(1)	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
U.S. Net Sales(2)	$49	$54	$59	$67	$74	$87	$116	$122	$122	N/A	N/A	N/A	N/A	N/A
Revenues(3)	$51.8	$57.1	$63.4	$68.8	$77.6	$101.0	$123.4	$131.5	$131.4	$131.5	$112.8	$78.8	$47.6	$32.9
Operating (Loss) Profit	$(37.0)	$(32.3)	$(26.3)	$(19.5)	$(10.7)	$12.8	$44.1	$55.5	$63.8	$70.9	$71.4	$51.2	$29.3	$18.8
Free Cash Flows(4)	$(37.0)	$(32.1)	$(26.0)	$(19.5)	$(10.6)	$12.2	$41.4	$55.6	$65.0	$72.1	$74.9	$56.6	$34.3	$21.8

(1)	Milestone payments are included on a cash basis in the periods in which they are expected to be received, which may differ from the actual revenue recognition under GAAP.

(2)	U.S. net sales, a component of revenue, was included only with respect to the fiscal years from 2012 to 2020.

(3)	For purposes of the Company prepared financial forecasts, revenues do not include: (a) Mundipharma’s cost sharing of jointly agreed-upon clinical development activities, or (b) future revenue recognition relating to deferred revenue and other liabilities of $25.3 million as of December 31, 2011. Operating profit and free cash flow do reflect projected cost sharing under the Mundipharma agreement on a probability-adjusted basis.

(4)	Free cash flow is a non-GAAP financial measure that the Company defines as after tax Operating Profit, after giving effect to the application of available net operating loss carryforwards, plus depreciation and amortization, plus or minus the change in current assets less current liabilities, minus capital expenditures.

Sensitivity Forecast

($ in millions)(1)	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
U.S. Net Sales(2)	$53	$65	$75	$86	$95	$115	$136	$137	$136	N/A	N/A	N/A	N/A	N/A
Revenues(3)	$56.1	$68.0	$78.9	$88.2	$98.6	$129.2	$144.6	$147.7	$146.9	$143.2	$123.3	$88.3	$53.8	$37.4
Operating (Loss) Profit	$(36.2)	$(31.7)	$(19.7)	$(10.6)	$1.7	$27.7	$52.7	$64.4	$71.6	$74.7	$80.4	$59.5	$34.7	$22.7
Free Cash Flows(4)	$(36.6)	$(32.3)	$(20)	$(11.0)	$1.6	$26.2	$51.0	$65.2	$73.0	$76.4	$84.0	$65.0	$40.1	$18.7

(1)	Milestone payments are included on a cash basis in the periods in which they are expected to be received, which may differ from the actual revenue recognition under GAAP.

(2)	U.S. net sales, a component of revenue, was included only with respect to the fiscal years from 2012 to 2020.

(3)	For purposes of the Company prepared financial forecasts, revenues do not include: (a) Mundipharma’s cost sharing of jointly agreed-upon clinical development activities, or (b) future revenue recognition relating to deferred revenue and other liabilities of $25.3 million as of December 31, 2011. Operating profit and free cash flow do reflect projected cost sharing under the Mundipharma agreement on a probability-adjusted basis.

(4)	Free cash flow is a non-GAAP financial measure that the Company defines as after tax Operating Profit, after giving effect to the application of available net operating loss carryforwards, plus depreciation and amortization, plus or minus the change in current assets less current liabilities, minus capital expenditures.

Non-Risk Adjusted US Net Sales Forecast

In response to Parent’s due diligence requests, the Company’s management also provided Parent and its financial advisor with non-risk adjusted, long-range financial forecasts regarding net sales of FOLOTYN in the United States for the fiscal years from 2012 to 2010 (the “Non-Risk Adjusted US Net Sales Forecast”). Such Non-Risk Adjusted US Net Sales Forecast was used in preparing the Sensitivity Forecast, except that the Non-Risk Adjusted US Net Sales Forecast was not risk-adjusted and instead assumed, with 100% probability, approvals of FOLOTYN for the first-line treatment of patients with PTCL and for the treatment of patients with relapsed or refractory CTCL.

The Non-Risk Adjusted US Net Sales Forecast was provided to the Company Board, but was not prepared for its use, and was not used, in the Company Board’s evaluation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The Company Board did not use the Non-Risk Adjusted US Net Sales Forecast in its evaluation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement because the Non-Risk Adjusted US Net Sales Forecast was not risk-adjusted and the Company Board did not believe it was an appropriate tool for measuring the expected future performance of the Company in its evaluation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The Company Board instead used the risk-adjusted Company prepared financial forecasts in measuring the expected future performance of the Company and in evaluating the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

The Non-Risk Adjusted US Net Sales Forecast was not prepared for or provided to J.P. Morgan for its use, and was not used by J.P. Morgan, in connection with its evaluation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, or in connection with its fairness opinion delivered to the Company Board.

The following is a summary of the material projected financial information that was included in the Non-Risk Adjusted US Net Sales Forecast prepared by management and provided to Parent.

($ in millions)	2012	2013	2014	2015	2016	2017	2018	2019	2020
Non-Risk Adjusted U.S. Net Sales(1)	$53	$65	$75	$86	$100	$137	$182	$190	$190

(1)	Non-risk adjusted forecasts for U.S. net sales of FOLOTYN provided to Parent were not risk-adjusted and instead assumed, with 100% probability, approvals of FOLOTYN for the first-line treatment of patients with PTCL and for the treatment of patients with relapsed or refractory CTCL.

Important Information About the Company Prepared Financial Forecasts and Non-Risk Adjusted US Net Sales Forecast

The Company’s management believes that the Company prepared financial forecasts and the Non-Risk Adjusted US Net Sales Forecast were prepared in good faith and on a reasonable basis based on the best information available to the Company’s management at the time of their preparation. The Company prepared financial forecasts and the Non-Risk Adjusted US Net Sales Forecast, however, are not fact and should not be relied upon as necessarily indicative of actual future results, and actual results may differ materially from those contained in the Company prepared financial forecasts and the Non-Risk Adjusted US Net Sales Forecast. The Company prepared financial forecasts and the Non-Risk Adjusted US Net Sales Forecast include assumptions as to certain business decisions that are subject to change, as well as assumptions related to industry performance and general economic conditions, each of which assumptions are inherently subjective and beyond the control of the Company, including but not limited to potential market size for FOLOTYN in its current indications and in new indications in the United States and in other markets and market share achieved by FOLOTYN in each indication.

In addition to the assumptions described in the preceding paragraph, the Non-Risk Adjusted US Net Sales Forecast assumed a 100% probability of approvals of FOLOTYN for the first-line treatment of patients with PTCL and for the treatment of patients with relapsed or refractory CTCL. On the other hand, in addition to the assumptions described in the foregoing paragraph, the Company prepared financial forecasts included assumptions as to the probability, as determined by the Company’s management, of achieving regulatory success with respect to existing indications of FOLOTYN outside of the United States and with respect to new indications of FOLOTYN both within and outside of the United States, including regulatory approvals outside of the United States for the treatment of patients with relapsed or refractory PTCL, regulatory approvals (for a combination therapy including Bexarotene) in the United States and outside of the United States for the treatment of patients with relapsed or refractory CTCL, and regulatory approvals both within and outside of the United States as first-line treatment for patients with PTCL, the receipt of milestone and royalty payments for FOLOTYN, and the timing of regulatory success and commercialization of FOLOTYN. The Company prepared financial forecasts also assume, on a probability-adjusted basis, regulatory approval of FOLOTYN for the treatment of patients with relapsed or refractory PTCL in 2012 in Europe (specifically, an opinion from the CHMP expected to be finalized between late April 2012 and mid-May 2012 as a result of the Company’s request for re-examination of its MAA to CHMP, and a final decision on the MAA to be issued in the second quarter of 2012) and in 2014 in Japan, regulatory approval of a combination therapy of FOLOTYN plus Bexarotene for the treatment of patients with relapsed or refractory CTCL in 2016 in the United States and in Europe, and regulatory approval of FOLOTYN as first-line treatment for patients with PTCL in 2016 in the United States, in 2017 in Europe and in Japan.

Important factors that may affect actual results and result in projections of future net sales, revenue, operating profit and free cash flow contained in the Company prepared financial forecasts or projections of future U.S. net sales contained in the Non-Risk Adjusted US Net Sales Forecast not being achieved include, but are not limited to, the accuracy of the assumptions mentioned and summarized in the preceding paragraphs; the Company’s ability to increase revenue from sales of FOLOTYN and the relatively low incidence and prevalence rates of relapsed or refractory PTCL; acceptance of FOLOTYN by doctors prior to the time results from the Company’s post-approval studies are available or other long term data regarding efficacy and safety exists; results from the Company’s Phase 3 post-approval studies which fail to verify the clinical benefit of FOLOTYN for the treatment of first-line PTCL or relapsed or refractory CTCL, or support additional regulatory approvals; reimbursement and coverage policies of government and private payers such as Medicare, Medicaid, insurance companies, health maintenance organizations and other plan administrators; the challenges associated with obtaining regulatory approvals for FOLOTYN in Europe and elsewhere and successful commercialization or FOLOTYN following the receipt of regulatory approvals; the European Medicines Agency’s determination with respect to the Company’s application for reconsideration of the EMA’s negative opinion with respect to FOLOTYN; success in negotiating and completing collaborative agreements and arrangements with third parties and in receiving milestone and royalty payments under those agreements; reliance on third parties for the successful development and commercialization of products; enforceability and the costs of enforcement of the Company’s patents; potential infringements of patents of third parties by the Company and its products; the effect on the Company’s business of competitive products and therapies; the Company’s need for additional funds to finance development and commercialization efforts; the potential costs of patent, products liability or other litigation; future equity compensation expenses; international economic, political and other risks that could negatively affect the Company’s results of operations or financial position; changes in accounting rules; the costs of negotiating and consummating the Offer and the Merger; and the other factors set forth from time to time in the Company’s SEC filings including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” therein. The assumptions and estimates underlying the Company prepared financial forecasts, all of which are difficult to predict and many of which are beyond the control of Company, may not be realized. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Company prepared financial forecasts and the Non-Risk Adjusted US Net Sales Forecast, whether or not the Offer or the Merger is completed.

The Company prepared financial forecasts and the Non-Risk Adjusted US Net Sales Forecast were not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. The Company prepared financial forecasts and the Non-Risk Adjusted US Net Sales Forecast are forward-looking statements.

All of the Company prepared financial forecasts and the Non-Risk Adjusted US Net Sales Forecast summarized in this section were prepared by and are the responsibility of the management of the Company. Neither Ernst & Young LLP, the Company’s independent registered public accounting firm, nor any other independent registered public accounting firm provided any assistance in preparing the Company prepared financial forecasts or the Non-Risk Adjusted US Net Sales Forecast and has not examined, compiled or otherwise performed any procedures with respect to the Company prepared financial forecasts and, accordingly, neither Ernst & Young LLP nor any other independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and they assume no responsibility for the prospective financial information. The Ernst & Young LLP reports included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 relate solely to the historical financial information of the Company. Such reports do not extend to the Company prepared financial forecasts or the Non-Risk Adjusted US Net Sales Forecast and should not be read to do so.

In the past, the Company has prepared and provided public guidance as to its projected annual operating costs and expenses and net product sales with respect to the then current fiscal year in its press release announcing its financial results for the immediately preceding fourth quarter and for the fiscal year then ended, and has publicly updated that guidance from time to time. The Company prepared financial forecasts and the Non-Risk Adjusted US Net Sales Forecast were prepared on a different basis and at a different time than the Company’s public guidance of its annual operating costs and expenses and net product sales, and do not, and were not intended to, correspond to the public guidance as to the Company’s annual financial performance and do not, and were not intended to, update or revise the public guidance as to the Company’s annual financial performance.

By including the Company prepared financial forecasts and the Non-Risk Adjusted US Net Sales Forecast in this Schedule 14D-9, neither the Company nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the Company prepared financial forecasts. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Company prepared financial forecasts or the Non-Risk Adjusted US Net Sales Forecast. The Company financial forecasts and the Non-Risk Adjusted US Net Sales Forecast summarized in this section were prepared during the periods described above and have not been updated to reflect any changes since the date of the Merger Agreement or any actual results of operations of the Company since March 31, 2012. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Company prepared financial forecasts or the Non-Risk Adjusted US Net Sales Forecast to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

Opinion of the Company’s Financial Advisor.

Pursuant to an engagement letter dated December 22, 2011, the Company retained J.P. Morgan as its financial advisor in connection with a potential acquisition of the Company.

At the meeting of the Company Board on April 3, 2012, J.P. Morgan rendered its oral opinion to the Company Board that, as of such date and based upon and subject to the factors, assumptions, qualifications and limitations set forth in its opinion, the consideration to be paid to the holders of the Company’s common stock in the proposed Transactions was fair, from a financial point of view, to such holders. On April 4, 2012, at the meeting of the Company Board, J.P. Morgan confirmed its oral opinion to the Company Board orally, and in writing, by delivery of its written opinion, dated April 4, 2012. No limitations were imposed by the Company Board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinions.

The full text of the written opinion of J.P. Morgan, dated April 4, 2012, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, is attached as Annex II to this Schedule 14D-9 and is incorporated herein by reference. The Company’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the Company Board, is directed only to the fairness from a financial point of view of the consideration to be paid in the Transactions as of the date of the opinion, and does not address any other aspect of the Transactions. The opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares into the offer or how such stockholder should vote with respect to the Transactions or any other matter. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinions, J.P. Morgan, among other things:

•	reviewed a draft, dated April 3, 2012 of the Merger Agreement, including the form CVR Agreement attached as an exhibit thereto;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•

compared the financial and operating performance of the Company with publicly available information concerning certain other companies that J.P. Morgan deemed relevant, and reviewed the current and historical market prices of the Company’s common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the Company’s management with respect to certain aspects of the Transactions, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters that J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did J.P. Morgan assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct, and was not provided with, any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or derived therefrom, J.P. Morgan assumed that they had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transactions and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement, including the CVR Agreement, would not differ in any material respects from the draft furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by the Company, Parent and Purchaser are and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transactions.

The financial forecasts furnished to J.P. Morgan for the Company and used in connection with its analysis of the Transactions were prepared by the Company’s management. The Company does not publicly disclose internal management financial forecasts of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Transactions, and such financial forecasts were not prepared with a view toward public disclosure. These financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such financial forecasts, as described in more detail above in “Certain Financial Forecasts.”

J.P. Morgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of its opinion. Subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of the Company’s common stock in the proposed Transactions and J.P. Morgan has expressed no opinion as to the fairness of the Transactions to, or any consideration to be paid to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transactions. Furthermore, J.P. Morgan has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transactions, or any class of such persons relative to the consideration to be paid to the holders of the Company’s common stock in the Transactions or with respect to the fairness of any such compensation.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of certain of the financial analyses utilized by J.P. Morgan in connection with providing its opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone and, in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses.

Historical Share Price

J.P. Morgan reviewed the 52-week trading range of the Company’s stock price. Specifically, the reference range was $1.25 to $3.27 for the 52-week trading range ended April 2, 2012 and $1.50 as of April 2, 2012. J.P. Morgan also reviewed the 5-day average, 10-day average, 30-day average, 60-day average and 90-day average of the Company’s closing stock price. Specifically, the reference prices were $1.48 for the 5-day average trading range ended April 2, 2012, $1.49 for each of the 10-day and 30-day average trading ranges ended April 2, 2012, $1.55 for the 60-day average trading range ended April 2, 2012, and $1.48 for the 90-day average trading range ended April 2, 2012. J.P. Morgan noted that this review of historical share price is not a valuation methodology, but was presented merely for informational purposes.

Analyst Price Targets

J.P. Morgan reviewed the price targets for shares of the Company’s common stock by certain equity research analysts, and noted that such price targets ranged from $2.50 per share to $3.00 per share. J.P. Morgan noted that this review of analyst price targets is not a valuation methodology but was presented merely for informational purposes.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share of the Company’s common stock based on the Base Forecast and Sensitivity Forecast.

J.P. Morgan calculated and analyzed the unlevered free cash flows that the Company is expected to generate and cash tax savings from the net operating losses (the “NOLs”) that the Company is expected to utilize during the period beginning on March 31, 2012 and ending on December 31, 2025. The unlevered cash flows and NOLs were then discounted to present values using a range of discount rates from 10.5% to 12.5%. This range of discount rates was based upon an analysis of the weighted average cost of capital of the Company conducted by J.P. Morgan and derived from the Capital Asset Pricing Model. The present value of unlevered cash flows and NOLs was then adjusted by adding the Company’s cash at March 31, 2012 to derive the implied equity value. J.P. Morgan noted that the Company did not have any short- or long-term debt at March 31, 2012. Terminal values were not factored into the discounted cash flow analysis as the financial forecasts covered the lifespan of the Company’s sole product, FOLOTYN, and the Company did not have any additional R&D or other projects that were projected to result in any future cashflows beyond the lifespan of FOLOTYN.

Based on the foregoing, under the Company management’s Base Forecast, this analysis indicated an implied range of per share prices for the Company’s common stock of approximately $1.22 to $1.42, and under the Company management’s Sensitivity Forecast, this analysis indicated an implied range of per share prices for the Company’s common stock of approximately $1.60 to $1.84, as compared to (1) the closing price per share of the Company’s common stock on April 2, 2012 of $1.50 and (2) the implied price per share of the Company’s common stock of $1.84, as calculated including both the cash portion of the consideration and the risk adjusted present value of the contingent consideration. J.P. Morgan explained that if the Company did not achieve the EU Milestones, it would result in the consideration being comprised solely of the cash portion of $1.82 per share.

Trading Multiples Analysis

Using publicly available information, J.P. Morgan also compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan deemed to be relevant to the business of the Company. The companies selected by J.P. Morgan were Parent, Cadence Pharmaceuticals, Inc., Savient Pharmaceuticals, Inc., AMAG and NeurogesX, Inc. None of the selected companies are identical to the Company, however these companies were selected, among other reasons, because they had less than $1 billion in market capitalization, were at an early stage of commercialization, and had limited product portfolio diversification. In all instances, multiples were based on closing stock prices as of April 2, 2012. J.P. Morgan calculated and analyzed the ratios of each selected company’s firm value (described below) to consensus equity research analyst estimates for calendar year 2013 revenue and calendar year 2014 revenue, which are referred to as Firm Value/2013E Revenue and Firm Value/2014E Revenue, respectively. For purposes of this analysis, the firm value of each company was obtained by adding its short- and long-term debt (if any) to, and subtracting its most recent publicly disclosed cash balance from, the fully diluted market value of its common equity as of April 2, 2012. The following presents the results of this analysis:

Company	Firm Value/ 2013E Revenue	Firm Value/ 2014E Revenue
Spectrum Pharmaceuticals, Inc.	3.1x	2.2x
Cadence Pharmaceuticals, Inc.	1.6x	0.9x
Savient Pharmaceuticals, Inc.	3.4x	2.2x
AMAG Pharmaceuticals, Inc.	1.7x	1.4x
NeurogesX, Inc.	3.2x	2.5x
Allos Therapeutics, Inc.	1.3x	1.2x

Based on this analysis, J.P. Morgan applied (i) a range for Firm Value/2013E Revenue of 1.30x to 1.70x, and (ii) a range for Firm Value/2014E Revenue of 1.10x to 1.40x, to the Company’s 2013 and 2014 net sales under the Base Forecast, respectively, and derived implied per share price ranges for the Company’s common stock, as compared to the closing price per share of the Company’s common stock as of April 2, 2012 of $1.50. In establishing reference ranges, J.P. Morgan considered only those companies that had products which had been on the market for at least one year and which were approved for a relatively narrow specialty market, which included AMAG and Cadence Pharmaceuticals, Inc. The analysis resulted in the following implied per share ranges for the Company’s common stock:

Valuation Basis	Implied per Share Price Range
Firm Value/2013E Revenue	$1.45-$1.65
Firm Value/2014E Revenue	$1.41-$1.58

No company used in this analysis is identical or directly comparable to the Company. Accordingly, an evaluation of the results of this analysis necessarily involves complex considerations and judgments concerning differences in financial, operating, and business sector characteristics, and other factors that could affect the public trading or other values of the companies to which the Company is compared. J.P. Morgan noted that this analysis of trading multiples was for reference purposes only.

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. In arriving at its opinion, J.P. Morgan reviewed various financial and operational metrics for the Company, including forecasts with respect to the Company, which were made available to J.P. Morgan by or on behalf of the Company. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it, except as noted above, and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to the Company. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the Transactions on the basis of such experience and its familiarity with the Company.

During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any material financial advisory or other material commercial or investment banking relationships with Parent. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with the Company and Warburg Pincus, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as financial advisor to the Company in connection with the proposed merger of the Company with a wholly owned subsidiary of AMAG, which was announced in July 2011, and as lead arranger for a revolving credit facility of certain Warburg Pincus funds in July 2011. In connection with the proposed merger with AMAG, J.P. Morgan received a fee of $1.0 million. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under such revolving credit facility, for which it receives customary compensation or other financial benefits. In addition, J.P. Morgan and its affiliates have provided during the past two years, and may in the future provide, commercial or investment banking services to portfolio companies of Warburg Pincus, for which J.P. Morgan and such affiliates have received, and may receive, customary compensation. In the ordinary course of J.P. Morgan’s businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company, Parent and the portfolio companies of Warburg Pincus for J.P. Morgan’s own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

For a description of the terms of J.P. Morgan’s engagement as the Company’s financial advisor, see the discussion set forth in Item 5 below.

Intent to Tender.

As discussed in Item 3 above, the directors and named executive officers of the Company and Warburg Pincus Private Equity VIII, L.P. have entered into Tender Agreements pursuant to which they have agreed, among other things, to validly tender or cause to be tendered in the Offer all of their Shares pursuant to and in accordance with the terms of the Offer, subject to the terms of the Tender Agreements. The form of Tender Agreement is filed as Exhibit (e)(23) to this Schedule 14D-9 and is incorporated herein by reference.

All of the directors and named executive officers of the Company and Warburg Pincus Private Equity VIII, L.P. have entered into Tender Agreements and to the knowledge of the Company, after making reasonable inquiry, currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such named executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or any non-transferable restricted shares.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company retained J.P. Morgan as its financial advisor in connection with, among other things, the Offer and the Merger. The discussion pertaining to the retention of J.P. Morgan by the Company included in Item 4 above under the heading “Background of the Offer; Reasons for the Company Board’s Recommendation”, which is hereby incorporated by reference in this Item 5, reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer and the Merger.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, pursuant to the Tender Agreements and as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, any of the directors, executive officers, subsidiaries or affiliates of the Company.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
Paul L. Berns	2/22/2012	25,000	—	Company RSU vest
	2/23/2012	9,100	$1.5600	Shares sold to cover taxes on Company RSU vest
	2/23/2012	11,667	—	Company RSU vest
	2/24/2012	4,350	$1.5501	Shares sold to cover taxes on Company RSU vest
	2/28/2012	573,506	—	Company RSU grant
	2/28/2012	115,314	—	Company RSU vest
	2/29/2012	21,163	$1.5232	Shares sold to cover taxes on Company RSU vest
	3/1/2012	21,532	$1.4776	Shares sold to cover taxes on Company RSU vest
Joseph L. Turner	2/21/2012	55,000	—	Company RSU new director grant
Bruce A. Goldsmith	2/22/2012	5,766	—	Company RSU vest
	2/23/2012	2,500	$1.5832	Shares sold to cover taxes on Company RSU vest
	2/23/2012	1,250	—	Company RSU vest
	2/24/2012	575	$1.5445	Shares sold to cover taxes on Company RSU vest
	2/28/2012	179,727	—	Company RSU grant
	2/28/2012	22,432	—	Company RSU vest
	2/29/2012	4,505	$1.5248	Shares sold to cover taxes on Company RSU vest
	3/1/2012	4,473	$1.4957	Shares sold to cover taxes on Company RSU vest
Marc H. Graboyes	2/22/2012	10,404	—	Company RSU vest
	2/23/2012	3,950	$1.5832	Shares sold to cover taxes on Company RSU vest
	2/23/2012	3,765	—	Company RSU vest
	2/24/2012	1,380	$1.5401	Shares sold to cover taxes on Company RSU vest
	2/28/2012	222,266	—	Company RSU grant
	2/28/2012	56,934	—	Company RSU vest
	2/29/2012	9,425	$1.5242	Shares sold to cover taxes on Company RSU vest

Identity of Person	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
	3/1/2012	9,635	$1.4800	Shares sold to cover taxes on Company RSU vest
Charles Q. Morris	2/28/2012	241,848	—	Company RSU grant
	2/28/2012	61,950	—	Company RSU vest
	2/29/2012	10,155	$1.5242	Shares sold to cover taxes on Company RSU vest
David C. Clark	2/22/2012	3,737	—	Company RSU vest
	2/23/2012	1,460	$1.5689	Shares sold to cover taxes on Company RSU vest
	2/23/2012	1,469	—	Company RSU vest
	2/24/2012	595	$1.5501	Shares sold to cover taxes on Company RSU vest
	2/28/2012	99,779	—	Company RSU grant
	2/28/2012	17,985	—	Company RSU vest
	2/29/2012	3,388	$1.5244	Shares sold to cover taxes on Company RSU vest
	3/1/2012	3,385	$1.4988	Shares sold to cover taxes on Company RSU vest
Bruce K. Bennett, Jr.	2/22/2012	4,484	—	Company RSU vest
	2/23/2012	4,484	$1.5801	Shares sold under a 10b5-1 plan
	2/23/2012	1,469	—	Company RSU vest
	2/24/2012	1,469	$1.5501	Shares sold under a 10b5-1 plan
	2/28/2012	43,862	—	Company RSU grant
	2/28/2012	14,588	—	Company RSU vest
	2/29/2012	3,031	$1.5252	Shares sold to cover taxes on Company RSU vest
	3/1/2012	3,025	$1.4950	Shares sold to cover taxes on Company RSU vest
Michael E. Shick	2/22/2012	4,484	—	Company RSU vest
	2/23/2012	1,645	$1.5800	Shares sold to cover taxes on Company RSU vest
	2/28/2012	135,545	—	Company RSU grant
	2/28/2012	21,666	—	Company RSU vest
	2/29/2012	3,894	$1.5241	Shares sold to cover taxes on Company RSU vest
	3/1/2012	3,960	$1.4813	Shares sold to cover taxes on Company RSU vest

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

Appraisal Rights.

Under Delaware law, stockholders will not have appraisal rights as a result of the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, holders of Shares immediately prior to the Effective Time may have the right pursuant to the provisions of Section 262 of the DGCL (“Section 262”) to demand appraisal of their Shares. Dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262, to receive a judicial determination of the fair value of their Shares (excluding any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon considerations other than, or in addition to, the price per Share paid in the Merger and the market value of the Shares. Stockholders should recognize that the value so determined could be more or less than the Offer Price or the price per share ultimately paid in any subsequent merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to fair value under the DGCL.

Appraisal rights cannot be exercised at this time. If appraisal rights become available at a future time, the Company will provide additional information to the stockholders concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

The foregoing summary of the rights of stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares) or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Company Board has approved for purposes of Section 203 the entering into by Purchaser, Parent and the Company of the Merger Agreement, the Tender Agreements, the amendment to the Rights Agreement between the Company and Computershare Shareowner Services LLC (f/k/a Mellon Investor Services LLC), as rights agent, as amended, and the completion of the transactions contemplated thereby and has taken all appropriate action so that the restrictions of Section 203, with respect to Allos, will not be applicable to Parent or the Purchaser by virtue of such actions.

The Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between the Purchaser or any of its affiliates and the Company, the Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, the Purchaser may not be obligated to accept for payment or pay for any tendered Shares.

Litigation.

Radmore Complaint

On April 9, 2012, a putative class action lawsuit captioned Radmore, et al. v. Allos Therapeutics, Inc., et al., No. 1:12-cv-00948-PAB, was filed in the United States District Court for the District of Colorado (the “Radmore Complaint”). The Radmore Complaint names as defendants the members of the Company Board, as well as Parent. The plaintiffs allege that the Company’s directors breached their fiduciary duties to the Company’s stockholders in connection with the proposed merger between the Company and Parent, and were aided and abetted by the Company and Parent. The Radmore Complaint alleges that the merger involves an unfair price and an inadequate sales process, unreasonable deal protection devices, and that defendants entered into the transaction to benefit themselves personally. The Radmore Complaint seeks injunctive relief, including to enjoin the merger, attorneys’ and other fees and costs, and other relief. The foregoing description of the Radmore Complaint does not purport to be complete and is qualified in its entirety by reference to the Radmore Complaint, which is filed as Exhibit (g)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Keucher Complaint

On April 12, 2012, a putative class action lawsuit captioned Keucher v. Berns, et al., C.A. No. 7419, was filed in the Delaware Court of Chancery (the “Keucher Complaint”). The Keucher Complaint names as defendants the Company, the members of the Company Board, as well as Parent and Purchaser. The plaintiff alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders in connection with the proposed merger between the Company and Parent, and were aided and abetted by Parent and Purchaser. The Keucher Complaint alleges that the merger involves an unfair price and an inadequate sales process, unreasonable deal protection devices, and that defendants entered into the transaction to benefit themselves personally. The Keucher Complaint seeks injunctive relief, including to enjoin the merger, attorneys’ and other fees and costs, and other relief. The foregoing description of the Keucher Complaint does not purport to be complete and is qualified in its entirety by reference to the Keucher Complaint, which is filed as Exhibit (g)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Regulatory Approvals.

Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a Request For Additional Information and Documentary Material from the Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Parent. Complying with a Request For Additional Information and Documentary Material may take a significant amount of time. At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Each of the Company and Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer on April 9, 2012. The initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. (New York time) on April 24, 2012, prior to the initial expiration date of the Offer, unless the waiting period is terminated or extended by a Request For Additional Information and Documentary Material from the FTC or the Antitrust Division prior to that time.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares.

Vote Required to Approve the Merger; Short-Form Merger.

The Company Board has approved the Merger Agreement, the Offer and the Merger in accordance with the DGCL. Under Section 253 of the DGCL, if the Short Form Threshold is met (including through exercise of the Top-Up described below), Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If, after the purchase of the Shares by Purchaser pursuant to the Offer, the Short Form Threshold is not met, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. In the event the Minimum Condition has been satisfied, after the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own a majority of the outstanding Shares and may effect the Merger without the affirmative vote of any other stockholder of the Company.

Top-Up.

Pursuant to the terms of the Merger Agreement, the Company has granted Purchaser a non-assignable right to purchase and Purchaser accepted a non-assignable obligation to purchase (the “Top-Up”) the number of Shares in the Top-Up that, when added to the number of Shares owned by Purchaser immediately prior to the exercise of the Top-Up, constitute one Share more than 90% of the issued and outstanding Shares outstanding immediately after the exercise of the Top-Up on a fully diluted basis. The price per Share to be paid by Purchaser pursuant to the Top-Up would be the greater of (i) the last reported sale price of a Share on NASDAQ on the last trading day prior to the date on which the Top-Up is exercised or (ii) the Cash Portion of the Offer Price. Purchaser may exercise this right at any time after the Shares are accepted for purchase in the Offer and prior to the earliest to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement. The Top-Up shall not be exercisable if (i) immediately after the issuance of Shares pursuant to the Top-Up (the “Top-Up Shares”), the Short Form Threshold would not be reached (assuming the issuance of such shares pursuant to such exercise), (ii) the number of Shares otherwise to be issued thereunder exceeds the aggregate number of Shares that the Company is authorized to issue under the Charter, but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued or reserved for issuance) at the time of the closing of the purchase of Shares pursuant to the Top-Up, or (iii) a provision of any applicable legal requirement, excluding the rules and regulations of NASDAQ, shall prohibit the exercise of the Top-Up or the delivery of the Top-Up Shares. The exercise price for the Top-Up shall be paid by Purchaser either in cash or by delivery of a non-negotiable and non-transferable promissory note, bearing interest at 6% per annum, with principal and interest due one year after the purchase of such Shares, and prepayable in whole or in part without premium or penalty. The Company,

Parent and Purchaser have agreed that in any appraisal proceeding under the DGCL in respect of the Shares, the exercise of the Top-Up, any Shares issued upon exercise of the Top-Up, or any promissory note issued in consideration for such Shares will not be considered in determining the rights and consideration granted pursuant to the DGCL with respect to such appraisal proceeding, which are discussed above under the heading “Appraisal Rights.” The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Section 14(f) Information Statement.

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser or Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in Item 3 above under the heading “Arrangements between the Company and Parent—Representation on the Company Board” and in the Information Statement, and is incorporated by reference herein.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Parent and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of the Company, including those set forth in the filings of the Company with the SEC, especially in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 26, 2012 and in other periodic reports and filings with the Securities and Exchange Commission from time to time, including the Company’s Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated April 13, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed with the SEC on April 13, 2012).*

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed with the SEC on April 13, 2012).*

(a)(1)(C)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9).*

(a)(1)(D)	Opinion of J.P. Morgan, dated as of April 4, 2012 (included as Annex II to this Schedule 14D-9).*

(a)(1)(E)	Joint Press Release issued by the Company and Parent on April 5, 2012 (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2012).

(a)(1)(F)	Summary Advertisement published in the New York Times on April 13, 2012 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO of Purchaser filed with the SEC on April 13, 2012).

(a)(1)(G)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Purchaser filed with the SEC on April 13, 2012).*

(a)(1)(H)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Purchaser filed with the SEC on April 13, 2012).*

(a)(1)(I)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Purchaser filed with the SEC on April 13, 2012).*

(a)(2)	Letter to Stockholders of the Company, dated as of April 13, 2012, from Paul L. Berns, Chief Executive Officer of the Company (included as Annex III to this Schedule 14D-9).*

(e)(1)	Agreement and Plan of Merger, dated as of April 4, 2012, by and among the Company, Spectrum Pharmaceuticals, Inc. and Sapphire Acquisition Sub, Inc. (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2012).

(e)(2)	Form of Contingent Value Rights Agreement to be entered into by and among the Company, Spectrum Pharmaceuticals, Inc. and a Rights Agent to be designated (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2012).

(e)(3)	Amendment, dated as of April 4, 2012, to the Rights Agreement, dated as of May 6, 2003, by and between the Company and Mellon Investor Services LLC, as amended (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2012).

(e)(4)	Confidentiality Agreement, dated as of September 23, 2011, by and between the Company and Spectrum Pharmaceuticals, Inc.

(e)(5)	Letter Agreement, dated as of March 19, 2012, between the Company and Spectrum Pharmaceuticals, Inc.

(e)(6)	Letter Agreement, dated as of March 30, 2012, between the Company and Spectrum Pharmaceuticals, Inc.

(e)(7)	Second Amended and Restated Employment Agreement, effective as of December 13, 2007, between the Company and Paul L. Berns (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2008).

(e)(8)	First Amendment to Second Amended and Restated Employment Agreement, effective as of May 20, 2009, between the Company and Paul L. Berns (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on May 22, 2009).

(e)(9)	Second Amendment to Second Amended and Restated Employment Agreement, effective as of March 2, 2011, between the Company and Paul L. Berns (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 3, 2011).

Exhibit Number	Description

(e)(10)	Employment Agreement, effective as of June 25, 2009, between the Company and David C. Clark (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on June 26, 2009).

(e)(11)	First Amendment to Employment Agreement, effective as of March 2, 2011, between the Company and David C. Clark (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 3, 2011).

(e)(12)	Second Amendment to Employment Agreement, effective as of September 7, 2011, between the Company and David C. Clark (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 26, 2012).

(e)(13)	Second Amended and Restated Employment Agreement, effective as of June 2, 2010, between the Company and Marc H. Graboyes (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on June 3, 2010).

(e)(14)	First Amendment to Second Amended and Restated Employment Agreement, effective as of March 2, 2011, between the Company and Marc H. Graboyes (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 3, 2011).

(e)(15)	Second Amendment to Second Amended and Restated Employment Agreement, effective as of September 7, 2011, between the Company and Marc H. Graboyes (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 26, 2012).

(e)(16)	Amended and Restated Employment Agreement, effective as of December 22, 2011, between the Company and Bruce A. Goldsmith (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on December 23, 2011).

(e)(17)	Employment Agreement, effective as of April 26, 2010, between the Company and Charles Q. Morris (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 27, 2010).

(e)(18)	First Amendment to Employment Agreement, effective as of March 2, 2011, between the Company and Charles Q. Morris (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 3, 2011).

(e)(19)	Second Amendment to Employment Agreement, effective as of September 7, 2011, between the Company and Charles Q. Morris (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 26, 2012).

(e)(20)	Form of Amended and Restated Indemnity Agreement, by and between the Company and each of its directors and officers (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on June 25, 2007).

(e)(21)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on July 20, 2009).

(e)(22)	Amended and Restated Bylaws of the Company (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on June 25, 2007).

(e)(23)	Form of Tender and Voting Agreement, dated as of April 4, 2012, by and between Spectrum Pharmaceuticals, Inc., Sapphire Acquisition Sub, Inc. and the stockholders as set forth therein (incorporated by reference to the Company’s Form 8-K filed with the SEC on April 6, 2012).

(g)(1)	Complaint filed by Radmore, et al. in the United States District Court for the District of Colorado on April 9, 2012.

(g)(2)	Complaint filed by Keucher, et al. in the Delaware Court of Chancery on April 12, 2012.

*	Included in materials mailed to the Stockholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLOS THERAPEUTICS, INC.

By:	/S/ MARC H. GRABOYES
Name:	Marc H. Graboyes
Title:	Senior Vice President, General Counsel and Secretary

Dated: April 13, 2012

ANNEX I

ALLOS THERAPEUTICS, INC.

11080 CirclePoint Road, Suite 200

Westminster, Colorado 80020

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

This Information Statement (this “Information Statement”) is being mailed on or about April 13, 2012 to holders of record of common stock, par value $0.001 per share, of Allos Therapeutics, Inc., a Delaware corporation (sometimes referred to as the “Company,” “Allos,” “we,” “us,” and “our”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer by Sapphire Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Spectrum Pharmaceuticals, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company, including the associated rights to purchase shares of Series A Junior Participating Preferred Stock (the shares of the common stock of the Company, together with the associated rights, collectively referred to as the “Shares”). Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent without a meeting of the Company’s stockholders to a majority of the seats on the Company’s Board of Directors (the “Company Board”, “Board of Directors” or “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of April 4, 2012, by and among Parent, Merger Sub and the Company (as such agreement may be amended, the “Merger Agreement”).

Pursuant to the Merger Agreement, Merger Sub commenced a cash tender offer on April 13, 2012 to purchase all of the outstanding Shares for consideration per Share consisting of (i) an amount net to the seller in cash equal to $1.82, without interest, less any applicable withholding taxes (the “Cash Portion”) and (ii) one contingent value right to receive additional consideration of $0.11 per Share in cash (the “CVR,” and together with the Cash Portion, the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer.” Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York time, at the end of the day on May 10, 2012. Unless extended, promptly after such time, if all conditions to the Offer have been satisfied or waived (to the extent permitted under the Merger Agreement), Merger Sub will purchase each Share validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal are being mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule 14D-9 filed by Merger Sub and Parent with the Securities and Exchange Commission (the “SEC”) on April 13, 2012.

Pursuant to the Merger Agreement, following the completion of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent (the “Surviving Corporation”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Merger Sub, or any other wholly owned subsidiary of Parent or the Company, or by any stockholder of the Company who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the Offer Price.

The Merger Agreement provides that, upon the initial acceptance for purchase of Shares tendered pursuant to the Offer (the “Acceptance Time”), Merger Sub is entitled to designate up to such number of directors

(rounded up to the next whole number) on the Company Board as shall give it representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected or appointed described by this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Merger Sub following such purchase bears to the total number of Shares then outstanding.

In connection with the foregoing, the Company shall take all actions reasonably requested by Merger Sub necessary to effect such designations, including by increasing the number of directors and obtaining resignations from incumbent directors. The Company will also take all actions necessary to cause individuals designated by Merger Sub to constitute substantially the same percentage of members, rounding up where appropriate, on each committee of the Company Board as such members represent of the Company Board (except for any committee established to take action with respect to the subject matter of the Merger Agreement), to the fullest extent permitted by applicable laws and orders and the rules of the NASDAQ Global Market (“NASDAQ”). Notwithstanding the foregoing, until the Effective Time, the Company Board shall have at least three directors who were directors as of the date of the Merger Agreement (the “Continuing Directors”), each of whom shall be independent directors within the meaning of the NASDAQ rules and federal securities laws and regulations and at least one of whom shall be an “audit committee financial expert” within the meaning of the federal securities rules. If any Continuing Director is unable to serve, the remaining Continuing Directors shall be entitled to designate another person to fill such vacancy.

After Merger Sub’s designees constitute a majority of the Company Board, but prior to the Effective Time, the Company Board shall continue to include at least three independent directors as defined by the rules of NASDAQ. The approval of a majority of the independent directors is required for the Company to: (i) terminate the Merger Agreement; (ii) amend or modify the Merger Agreement or the certificate of incorporation or by-laws of the Company or any subsidiary; (iii) extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub under the Merger Agreement; (iv) recommend to the stockholders or modify or withdraw any such recommendation in connection with the Merger Agreement or the transactions contemplated thereby; (v) exercise or waive any of the Company’s conditions, rights or remedies under the Merger Agreement; (vi) amend, rescind, repeal or waive the certificate of incorporation or by-laws of the Company; (vii) authorize or execute any agreement, or any amendment of modification of any agreement, between the Company and any of its subsidiaries, on the one hand, and Parent, Merger Sub or any of their affiliates, on the other hand; or (viii) other action of the Company or the Company Board under or in connection with the Merger Agreement or the transactions contemplated thereby, including the Offer and the Merger.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder in connection with the possible appointment of Parent’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated herein by reference) concerning Parent, Merger Sub and Parent’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES TO THE COMPANY BOARD

Information with respect to the Designees

As of the date of this Information Statement, Parent has not determined who will be its designees to the Company Board. However, the designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

Parent has informed the Company that, to the best of its knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Parent and Merger Sub’s designees may assume office at any time following the purchase by Merger Sub of Shares pursuant to the Offer, which purchase cannot be earlier than May 11, 2012 and that, upon assuming office, Parent and Merger Sub’s designees will thereafter constitute at least a majority of the Company Board.

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including, as of April 10, 2012, age, business address, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is 11500 South Eastern Avenue, Suite 240, Henderson, NV 89052.

Name	Age	Current Principal Occupation and Five-Year Employment History
Rajesh C. Shrotriya, M.D.	68	Dr. Shrotriya has been Chairman of the Board, Chief Executive Officer and President of Parent since August 2002 and a director of Parent since June 2001. From September 2000 to August 2002, Dr. Shrotriya served as President and Chief Operating Officer of Parent. Dr. Shrotriya also serves as a member of the board of directors of Antares Pharma, Inc., an AMEX-listed drug delivery systems company. Prior to joining Spectrum, Dr. Shrotriya held the position of Executive Vice President and Chief Scientific Officer from November 1996 until August 2000, and as Senior Vice President and Special Assistant to the President from November 1996 until May 1997, for SuperGen, Inc., a publicly-held pharmaceutical company focused on drugs for life-threatening diseases, particularly cancer. From August 1994 to October 1996, Dr. Shrotriya held the positions of Vice President, Medical Affairs and Vice President, Chief Medical Officer of MGI Pharma, Inc., an oncology-focused biopharmaceutical company. Dr. Shrotriya spent 18 years at Bristol-Myers Squibb Company in a variety of positions, most recently as Executive Director, Worldwide CNS Clinical Research. Previously, Dr. Shrotriya held various positions at Hoechst Pharmaceuticals, most recently as Medical Advisor. Dr. Shrotriya was an attending physician and held a courtesy appointment at St. Joseph Hospital in Stamford, Connecticut. In addition, he received a certificate for Advanced Biomedical Research Management from Harvard University. Dr. Shrotriya received an M.D. from Grant Medical College, Bombay, India, in 1974; a D.T.C.D. (Post Graduate Diploma in Chest Diseases) from Delhi University, V.P. Chest Institute, Delhi, India, in 1971; an M.B.B.S. (Bachelor of Medicine and Bachelor of Surgery—equivalent to an M.D. degree in the U.S.) from the Armed Forces Medical College, Poona, India, in 1967; and a B.S. in Chemistry from Agra University, Aligarh, India, in 1962.

Name	Age	Current Principal Occupation and Five-Year Employment History
Luigi Lenaz, M.D.	71	Dr. Lenaz has been a director of Parent since June 2010. Dr. Lenaz served as Parent’s Chief Scientific Officer from February 2005 to June 2008 and as President of Parent’s Oncology Division from 2000 to 2005. Since retiring as Parent’s Chief Scientific Officer in June 2008, Dr. Lenaz provided consulting services to Parent from June 2008 to June 2010. From 1997 to 2000, Dr. Lenaz served as Senior Vice President of Clinical Research, Medical Affairs at SuperGen, Inc., a NASDAQ listed pharmaceutical company dedicated to cancer drug development. From 1978 to 1997, Dr. Lenaz held several senior management positions with Bristol- Myers Squibb, a NYSE-listed pharmaceutical company, including Senior Vice President of Oncology Franchise Management from 1990 to 1997 and Director of Scientific Affairs, Anti-Cancer from 1985 to 1990. Dr. Lenaz is also a prominent researcher, having conducted research in the areas of pharmacology, experimental chemotherapy, histology, general physiology, and experimental therapeutics at various institutions for cancer research, including Roswell Park Memorial Institute, Memorial Sloan-Kettering Cancer Center and the National Cancer Institute in Milan. He is a member of several scientific societies, including the American Association for Cancer Research, American Association for Clinical Oncology, European Society for Medical Oncology, and International Association for the Study of Lung Cancer. Dr. Lenaz has served as a director of Pharmaco-Kinesis Corporation, a privately held medical device company, since January 2009. Dr. Lenaz is a graduate of Liceo Scientifico A. Righi in Bologna, Italy and he received a medical degree from the University of Bologna Medical School in 1966.
James Shields	60	Mr. Shields has served as Senior Vice President, Chief Commercial Officer of Parent since May 2010. Previously Mr. Shields served as Area Business Director for a Division of TEVA Pharmaceutical Industries Limited from September 2007 through April 2010 and Regional Business Director and National Director of Sales for Commercial Divisions of Altana AG from March 2001 until the US Commercial Division was dissolved in December 2006. Mr. Shields’ oncology sales experience includes serving as the Vice President of Sales for Oncology and Injectable Products for MGI Pharmaceuticals, and Vice President of Sales and Marketing of Oncology for Supergen. Mr. Shields also held positions of increasing responsibility with several pharmaceutical companies, including Centocor, Bristol-Myers Squibb, and ICI Stuart Pharmaceuticals. Mr. Shields earned his Bachelor’s Degree from the University of Kentucky.

Name	Age	Current Principal Occupation and Five-Year Employment History
Abraham N. Oler, CFA	35	Mr. Oler has served as Vice President of Operations of Parent since June 2010. He supervises the alliance management, project management, legal services, media and information technology functions, chairs the compliance committee and also serves as Chief of Staff to the CEO. Prior to joining Parent, from September 2007 through June 2010, Mr. Oler was a corporate attorney at the law firm Kirkland & Ellis LLP. Previously Mr. Oler was a financial research analyst at the Center for Financial Research & Analysis, Inc. Mr. Oler began his postgraduate career as an investment banking analyst with Lehman Brothers in London. Mr. Oler holds a Juris Doctor from Northwestern University School of Law, an MBA with Distinction from the Kellogg School of Management, and an MSc in Politics of the World Economy from the London School of Economics and Political Science. Mr. Oler earned his undergraduate degrees magna cum laude from the Wharton School and the College of Arts & Sciences of the University of Pennsylvania. Mr. Oler is a Chartered Financial Analyst Charterholder and was certified in mediation through the Center for Conflict Resolution.

GENERAL INFORMATION CONCERNING THE COMPANY

The Company’s authorized capital stock consists of 210,000,000 shares, of which 200,000,000 shares of are designated as common stock, par value $0.001 (the “Common Stock”), and 10,000,000 shares are designated as preferred stock, par value $0.001. The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of April 9, 2012, there were 106,958,412 Shares outstanding. As of the date of this Information Statement, Parent and its affiliates, including Merger Sub, are not the owners of record of any Shares.

Parent may be deemed the beneficial owner of Shares as a result of the Tender and Voting Agreements (the “Support Agreements”) between Parent and each of Warburg Pincus Private Equity VIII, L.P. (“Warburg”), Paul L. Berns, David C. Clark, Bruce A. Goldsmith, Cecilia Gonzalo, Marc H. Graboyes, Stephen J. Hoffman, Jeffrey R. Latts, Jonathan S. Leff, Charles Q. Morris, David M. Stout and Joseph L. Turner, whom we refer to as the “Supporting Stockholders,” pursuant to which each Supporting Stockholder has agreed, among other things, to accept the Offer, tender all of the Shares beneficially owned by such Supporting Stockholders into the Offer and to cause all the Shares beneficially owned by such Supporting Stockholders to be voted, if necessary, in favor of, among other things, the adoption of the Merger Agreement, the approval of the Merger and the other transactions contemplated by the Merger Agreement and against, among other things, any competing acquisition proposal (and pursuant to which such Supporting Stockholders will grant a proxy with respect to such voting obligations to Parent, Merger Sub and certain individuals set forth in the Support Agreements). In addition, the Supporting Stockholders have agreed not to solicit, initiate or engage in discussions with third parties regarding other proposals to acquire the Company. The Support Agreements automatically terminate upon termination of the Merger Agreement in accordance with its terms or upon the occurrence of certain other specified events. An aggregate of 27,063,065 Shares, or approximately 25.3% of the outstanding Shares as of April 9, 2012 are subject to the Support Agreements. The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, which include certain other obligations, conditions and restrictions and are filed as Exhibit (e)(23) to the Schedule 14D-9 and are incorporated herein by reference.

CURRENT COMPANY BOARD AND MANAGEMENT

Directors and Executive Officers

The following table sets forth the directors and executive officers of the Company, their ages, and the positions held by each such person with the Company on April 9, 2012:

Name	Age	Position
Stephen J. Hoffman, Ph.D., M.D. (1)(3)	58	Chairman of the Board of Directors
Cecilia Gonzalo	37	Director
Jeffrey R. Latts, M.D. (2)	64	Director
Jonathan S. Leff (2)(3)	43	Director
David M. Stout (1)(2)	57	Director
Joseph L. Turner (1)	60	Director
Paul L. Berns	45	Director, President and Chief Executive Officer
Bruce K. Bennett, Jr.	61	Vice President, Pharmaceutical Operations
David C. Clark	43	Vice President, Finance, Treasurer and Assistant Secretary
Bruce A. Goldsmith	46	Senior Vice President, Corporate Development
Marc H. Graboyes	42	Senior Vice President, General Counsel and Secretary
Charles Q. Morris	47	Executive Vice President, Chief Medical Officer
Michael E. Schick	45	Vice President, Sales and Marketing

(1)	Member of the Audit Committee of the Board of Directors.
(2)	Member of the Compensation Committee of the Board of Directors.
(3)	Member of the Nominating and Corporate Governance Committee of the Board of Directors.

Board of Directors

Stephen J. Hoffman, Ph.D., M.D. is the Company’s Chairman of the Board. Dr. Hoffman has served as a Managing Director of Skyline Ventures, a venture capital firm, since May 2007. From January 2003 to March 2007, Dr. Hoffman was a General Partner of TechnoVenture Management, a venture capital firm. He has served as a member of the Board of Directors since 1994 and as the Company’s Chairman of the Board since December 2001. From July 1994 to December 2001, Dr. Hoffman served as the Company’s President and Chief Executive Officer. Prior to that, from inception to 1994, Dr. Hoffman served as a consultant to the Company’s investor group. From 1990 to 1994, he completed a fellowship in clinical oncology and a residency/fellowship in dermatology, both at the University of Colorado. Dr. Hoffman was the scientific founder of Somatogen Inc., a biopharmaceutical company, where he held the position of Director of Corporate Research and Vice President of Science and Technology from 1987 to 1990. Dr. Hoffman is currently a director of AcelRx Pharmaceuticals, Inc. Dr. Hoffman previously served as a director of Sirtris Pharmaceuticals, Inc. from 2007 to 2008. Dr. Hoffman received his Ph.D. in bio-organic chemistry from Northwestern University and his M.D. from the University of Colorado School of Medicine. The Nominating and Corporate Governance Committee of the Board of Directors (the “Nominating and Corporate Governance Committee”) believes that Dr. Hoffman’s prior history as the Company’s President and Chief Executive Officer and his long tenure as Chairman of the Board bring important historic knowledge and continuity to the Board. In addition, the Nominating and Corporate Governance Committee believes that Dr. Hoffman’s scientific, financial and business expertise, including his diversified background as an executive officer and investor in public pharmaceutical companies, give him the qualifications and skills to serve as a director, and are particularly important as the Company continues its drug development efforts.

Cecilia Gonzalo has served on our board of directors since December 2011. Ms. Gonzalo has been a partner of Warburg Pincus & Co. and a member and managing director of Warburg Pincus LLC since January 2010. She was previously a principal of Warburg Pincus LLC from January 2006 to December 2009. She joined Warburg Pincus in 2001 and focuses on healthcare investments in the pharmaceuticals, biotechnology and healthcare services sectors. Prior to joining Warburg Pincus, Ms. Gonzalo worked at Goldman Sachs in the Investment Banking Division focusing on corporate finance and mergers and acquisitions transactions in Latin America, as well as in the Principal Investment Area focusing on investments in the region. She received her B.A. cum laude in biochemical sciences from Harvard College and her M.B.A. from Harvard Business School. Ms. Gonzalo is a director of Rib-X Pharmaceuticals, Inc. and Talon Therapeutics, Inc. Ms. Gonzalo was previously a director of several biopharmaceutical companies, including Prestwick Pharmaceuticals, Inc. and Eurand N.V. The Nominating and Corporate Governance Committee believes that Ms. Gonzalo possesses specific attributes that qualify her to serve as a member of our board of directors, including experience building, investing in and growing biotechnology companies. In addition, because Ms. Gonzalo has served on several boards of directors of public and private companies, the Nominating and Corporate Governance Committee believes she has substantial experience regarding how boards can and should effectively oversee and manage companies, and a significant understanding of governance issues.

Jeffrey R. Latts, M.D. has served as a member of the Board of Directors since April 2007. Since January 2007, Dr. Latts has been a self-employed consultant to the pharmaceutical industry. Previously, Dr. Latts served as Executive Vice President of Exelixis, Inc., a biotechnology company, from January 2006 to January 2007, and as Senior Vice President of Exelixis, Inc. from July 2001 to December 2005. He also served as Chief Medical Officer of Exelixis, Inc. from July 2001 to September 2006. Prior to that, Dr. Latts held key management positions with Berlex Laboratories, a pharmaceutical healthcare company, where he served as Chief Medical Officer from 1995 to 2001, and Vice President, Clinical Research and Development from 1990 to 2001. Prior to that, Dr. Latts served as Vice President of Clinical Research at Wyeth Ayerst Research, a division of Wyeth Laboratories. He began his career in the pharmaceutical industry with the Parke-Davis Pharmaceutical Division of Warner Lambert. In over 25 years in the pharmaceutical industry, Dr. Latts has been involved in numerous investigational new drug application submissions and has successfully initiated early to late stage clinical trials for multiple disease areas, including cancer, immunology, central nervous system and metabolic diseases. Dr. Latts received a B.S. in medicine and an M.D. from the University of Minnesota. The Nominating and Corporate Governance Committee believes that Dr. Latts’ scientific and regulatory expertise, including his extensive experience leading research and development organizations and pursuing new drug applications, give him the qualifications and skills to serve as a director, and are particularly important as the Company continues its drug development efforts.

Jonathan S. Leff has served as a member of the Board of Directors since March 2005. Mr. Leff serves as a General Partner of Warburg Pincus & Co. and as a Managing Director and Member of Warburg Pincus LLC. Mr. Leff joined Warburg Pincus in 1996 and is responsible for the firm’s investments in biotechnology and pharmaceuticals. Prior to joining Warburg Pincus, he was a consultant at Oliver, Wyman & Co. Mr. Leff is currently a director of Inspire Pharmaceuticals, Inc., InterMune, Inc., Talon Therapeutics, Inc. and Protox Therapeutics Inc. Mr. Leff is also currently a director of the following private companies: Rib-X Pharmaceuticals, ReSearch Pharmaceutical Services, Inc. and Archimedes Pharma Ltd. Mr. Leff is also currently a director of the following organizations: Spinal Muscular Atrophy Foundation, the Biotechnology Industry Organization and the National Venture Capital Association. Mr. Leff previously served as a director of ZymoGenetics, Inc. from 2000 to 2010, Altus Pharmaceuticals Inc. from 2004 to 2008, Neurogen Corporation from 2004 to 2008 and Sunesis Pharmaceuticals Inc. from 1999 to 2006. Mr. Leff also served as a director of the following private companies: Ganic Pharmaceuticals from 2008 to 2010 and Alita Pharmaceuticals from 2006 to 2008. Mr. Leff received his A.B. in Government from Harvard College and his M.B.A. from Stanford University Graduate School of Business. The Nominating and Corporate Governance Committee believes that Mr. Leff’s financial and business acumen, as well as his substantial experience serving on the boards of multiple public and private pharmaceutical companies, give him the qualifications and skills to serve as a director. In addition, the Nominating and Corporate Governance Committee believes that Mr. Leff’s experience serving on the compensation committees of five public companies and the nominating and/or corporate governance committees of five public companies give him substantial compensation, nominating and corporate governance experience that is important to the Board.

David M. Stout has served as a member of the Board of Directors since March 2009. Mr. Stout most recently served as President, Pharmaceuticals at GlaxoSmithKline, where he was responsible for the company’s global pharmaceutical operations, from January 2003 to February 2008. From 2001 to 2002, Mr. Stout served as President, U.S. for GlaxoSmithKline. From 1998 to 2000, Mr. Stout served as President, North America for SmithKline Beecham. From 1996 to 1998, Mr. Stout served as Vice President of Sales and Marketing-U.S. for SmithKline Beecham. Prior to that, Mr. Stout was President of Schering Laboratories, a division of Schering-Plough Corporation, from 1994 to 1996. Mr. Stout also held various executive and sales and marketing positions with Schering-Plough Corporation from 1979, when he joined the company, until 1994. Mr. Stout is currently a director of Airgas, Inc., Jabil Circuit, Inc., and Shire Pharmaceuticals. Mr. Stout also serves as a director of NanoBio, Inc., a private company. Mr. Stout received his B.A. in biology from McDaniel College. The Nominating and Corporate Governance Committee believes that Mr. Stout’s extensive pharmaceutical industry experience, including his experience leading global pharmaceutical operations and large sales and marketing organizations, give him the qualifications and skill to serve as a director, and are particularly important as the Company continues its commercialization efforts. In addition, the Nominating and Corporate Governance Committee believes that Mr. Stout’s experience serving on the boards of three publicly traded companies, including three compensation committees, two audit committees and two governance committees, give him substantial compensation, audit and governance experience that is important to the Board.

Joseph L. Turner has served as a member of our Board since February 2012. Mr. Turner currently serves on the Board of Directors and Audit Committee of QLT Inc., a publicly-traded pharmaceutical company, and serves on the Board of Directors and is the chair of the Audit Committee of Corcept Therapeutics, Inc. and Alexza Pharmaceuticals, inc., both publicly-traded pharmaceutical companies, and Kythera Biopharmaceuticals, Inc., a privately-held pharmaceutical company. In 2008, Mr. Turner served as a director and member of the Audit Committee of SGX. Mr. Turner served as Chief Financial Officer at Myogen, Inc., a publicly-traded biopharmaceutical company, which he joined in 1999 and served until it was acquired by Gilead Sciences in 2006. Previously, Mr. Turner was Chief Financial Officer at Centaur Pharmaceuticals, Inc. and served as Chief Financial Officer and Vice President, Finance and Administration at Cortech, Inc. Since 2009, Mr. Turner has also served on the Board of Managers of Swarthmore College and in June 2010, he was appointed to its Finance Committee, Academic Affairs Committee and Student Affairs Committee. The Nominating and Corporate Governance Committee believes that Mr. Turner’s background in finance and his experience in the biopharmaceutical industry make him well suited to aid the Company. Mr. Turner has an M.B.A. from the University of North Carolina at Chapel Hill, an M.A. in molecular biology from the University of Colorado, and a B.A. in chemistry from Swarthmore College.

Paul L. Berns has served as the Company’s President and Chief Executive Officer, and as a member of the Board of Directors, since March 2006. Prior to joining the Company, Mr. Berns was a self-employed consultant to the pharmaceutical industry from July 2005 to March 2006. From June 2002 to July 2005, Mr. Berns was President, Chief Executive Officer and a director of Bone Care International, Inc., a specialty pharmaceutical company that was acquired by Genzyme Corporation in 2005. Prior to that, from 2001 to 2002, Mr. Berns served as Vice President and General Manager of the Immunology, Oncology and Pain Therapeutics business unit of Abbott Laboratories, a pharmaceutical company. From 2000 to 2001, he served as Vice President, Marketing of BASF Pharmaceuticals-Knoll, a pharmaceutical company, and from 1990 to 2000, Mr. Berns held various positions, including senior management roles, at Bristol-Myers Squibb Company, a pharmaceutical company. Mr. Berns is currently a director of XenoPort, Inc. and Jazz Pharmaceuticals, Inc. Mr. Berns received a B.S. in Economics from the University of Wisconsin. The Nominating and Corporate Governance Committee believes that Mr. Berns’ extensive experience with the Company, as President, Chief Executive Officer and member of the Board, bring important historic knowledge and continuity to the Board. In addition, the Nominating and Corporate Governance Committee believes that Mr. Berns’ prior experience as President and Chief Executive

Officer of Bone Care International, Inc., as Vice President and General Manager of the Immunology, Oncology and Pain Therapeutics business unit of Abbott Laboratories, and his senior management experience with two other large pharmaceutical companies, provide him with substantial operational, financial and industry expertise, as well as leadership skills, that are important to the Board.

Executive Officers

Bruce K. Bennett, Jr. has served as the Company’s Vice President, Pharmaceutical Operations since January 2008. Prior to joining the Company, Mr. Bennett was a self-employed consultant to the biotechnology and pharmaceutical industries from 2006 to January 2008. From 2002 to 2006, Mr. Bennett served as Vice President, Manufacturing at La Jolla Pharmaceuticals. Prior to La Jolla, Mr. Bennett served as Vice President, Operations at Provasis Therapeutics from 2000 to 2002, and as Vice President, Operations, RA/QA/QC and Commercial Development at Via Medical Corporation from 1997 to 2000. From 1987 to 1997, Mr. Bennett served as a senior operations executive of various pharmaceutical, biotechnology and other companies. Mr. Bennett earned his M.B.A. from Pepperdine University and his B.S. in Industrial Technology from California State University, Long Beach.

David C. Clark has served as the Company’s Vice President, Finance since February 2007, as Principal Financial Officer since March 2006 and as the Company’s Treasurer since May 2004. Mr. Clark also served as the Company’s Corporate Controller from May 2004 to April 2007. He has served as the Company’s Assistant Secretary since October 2004 and served as Secretary from May 2004 to October 2004. From March 2000 to October 2003, Mr. Clark held several positions at Seurat Company (formerly XOR Inc.), a technology company, serving most recently as Vice President of Finance and Chief Financial Officer. From 1992 to March 2000, Mr. Clark worked in the audit practice of PricewaterhouseCoopers LLP. Mr. Clark is a Certified Public Accountant and received a Masters of Accountancy and a B.S. in Accounting from the University of Denver.

Bruce A. Goldsmith, Ph.D., has served as the Company’s Senior Vice President, Corporate Development since March 2011, and served as the Company’s Vice President, Corporate Development from August 2008 to February 2011. Prior to joining the Company, Dr. Goldsmith served as Vice President, Strategic Marketing at GPC Biotech, a biotechnology company, from May 2007 to July 2008. Prior to that, from May 1999 to April 2007, Dr. Goldsmith served in various strategic marketing and business development roles with the Johnson & Johnson family of companies, where he served most recently as Group Product Director, Virology for Tibotec Therapeutics from 2005 to 2007 and Executive Director, Global Marketing Leader, Oncology, from 2003 to 2005. From 1994 to 1997, Dr. Goldsmith was a Research Fellow with the Japan Pharmaceutical Group at Novartis Pharma. Dr. Goldsmith earned his M.B.A. from Columbia Business School and his Ph.D. in Neuroscience from the University of Pennsylvania. He received his B.A. in Biology from Colgate University.

Marc H. Graboyes has served as the Company’s Senior Vice President, General Counsel and Secretary since February 2008, and served as the Company’s Vice President, General Counsel and Secretary from October 2004 to January 2008. From 2000 to October 2004, Mr. Graboyes was an attorney with Cooley Godward LLP, where he practiced corporate and securities law and served as outside counsel to the Company. Prior to joining Cooley Godward, Mr. Graboyes practiced corporate and securities law with several other national law firms. Mr. Graboyes earned his J.D. from the University of Colorado School of Law and received his B.S. in Entrepreneurship & Small Business Management from the University of Colorado at Boulder.

Charles Q. Morris, MB ChB, MRCP, has served as the Company’s Executive Vice President, Chief Medical Officer since April 26, 2010. Prior to joining the Company, Dr. Morris served as Vice President Worldwide Clinical Research at Cephalon, Inc., a biopharmaceutical company, from April 2008 to April 2010, and as Vice President Clinical Research, Oncology at Cephalon from July 2007 to April 2008. From 1998 to July 2007, Dr. Morris held various roles in clinical development with AstraZeneca plc, a biopharmaceutical company, including Vice President Clinical Development Projects, Oncology from July 2006 to June 2007 and Medical Science Director and Clinical Project Team Leader from January 2005 to June 2006. Prior to that, from 1995 to

1998, Dr. Morris served as a Medical Advisor with Zeneca Pharmaceuticals. From 1992 to 1995, Dr. Morris was Clinical Lecturer and Honorary Registrar in Medical Oncology at The Christie Hospital NHS Trust in Manchester, United Kingdom, and from 1989 to 1992, Dr. Morris served in several other hospital posts in the United Kingdom. Dr. Morris received his Degree of Bachelor of Medical Science in Clinical Pharmacology and Therapeutics and his Degrees of Bachelor of Medicine and Bachelor of Surgery from the Sheffield University Medical School in Sheffield, United Kingdom.

Michael E. Schick has served as the Company’s Vice President, Sales and Marketing since August 2009. Prior to joining the Company, Mr. Schick served as Associate Vice President, Oncology Marketing at ImClone Systems from October 2007 to July 2009, where he was responsible for the Erbitux® (cetuximab injection) franchise across multiple indications. Prior to that, from February 2006 to October 2007, Mr. Schick was Executive Director, Oncology Global Marketing at Amgen Inc., where he was responsible for marketing Neulasta® (pegfilgrastim) and Aranesp® (darbepoetin alfa injection). From November 2004 to January 2006, Mr. Schick served as Director, Marketing, Oncology at Pharmacyclics, Inc. Prior to that, Mr. Schick served in a variety of commercial roles at Bristol Myers Squibb, including sales, strategic planning and product management focused on multiple brands including Taxol® (paclitaxel injection) and Paraplatin® (carboplatin for injection). Mr. Schick earned his B.A. from Villanova University.

There are no material proceedings in which any director or officer of the Company is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no family relationships among the directors and executive officers of the Company.

INFORMATION REGARDING THE BOARD OF DIRECTORS

AND CORPORATE GOVERNANCE

Voting Agreement Regarding Directors

Pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”) dated March 2, 2005 between the Company and Warburg Pincus Private Equity VIII, L.P. (“Warburg”), for so long as Warburg owns at least two-thirds of the number of shares of common stock acquired by it on the Initial Closing Date (as defined in the Securities Purchase Agreement) or issued upon exchange of the Series A Exchangeable Preferred Stock of the Company (the “Exchangeable Preferred”) acquired by it under the Securities Purchase Agreement, the Company is required to nominate and use its reasonable best efforts to cause to be elected and cause to remain as directors on its Board of Directors two individuals designated by Warburg (each, an “Investor Designee” and collectively, the “Investor Designees”). If Warburg no longer has the right to designate two members of the Board of Directors, then, for so long as Warburg owns at least 50% of the number of shares of common stock acquired by it on the Initial Closing Date (as defined in the Securities Purchase Agreement) or issued upon exchange of the Exchangeable Preferred acquired by it under the Securities Purchase Agreement, the Company is required to nominate and use its reasonable best efforts to cause to be elected and cause to remain as a director on the Board of Directors, one Investor Designee. Jonathan S. Leff, a Managing Director and Member of Warburg Pincus LLC, which manages Warburg, and Cecilia Gonzalo, a Managing Director and Member of Warburg Pincus LLC, currently serve as directors of the Company. In addition, subject to applicable law and the rules and regulations of the SEC and NASDAQ, the Company is required to use its reasonable best efforts to cause one of the Investor Designees to be a member of each principal committee of the Board of Directors. However, the Board of Directors has determined, based on its analysis of Rule 10A-3 of the Exchange Act, that the Investor Designees are not eligible to serve as members of the Audit Committee of the Board of Directors (the “Audit Committee”) due to the size of Warburg’s ownership interest.

Independence of the Board of Directors

As required under the NASDAQ listing standards, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors of the company. The Board consults with the Company’s counsel to ensure that the Board’s determinations are consistent with relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of NASDAQ, as in effect from time to time.

Consistent with these considerations, after review of all relevant identified transactions or relationships between each director, or any of their respective family members, and the Company, its senior management and its independent registered public accountants, the Board has affirmatively determined that the following six directors are “independent” directors within the meaning of the applicable NASDAQ listing rules: Ms. Gonzalo, Dr. Hoffman, Dr. Latts, Mr. Leff, Mr. Stout and Mr. Turner. The Board also determined that Timothy P. Lynch, who resigned as a director of the Company effective August 18, 2011, and Nishan de Silva, who resigned as a director of the Company effective December 21, 2011, were independent within the meaning of the applicable NASDAQ listing rules while serving as members of the Board. In making these determinations, the Board found that none of these directors had a material or other disqualifying relationship with the Company. In determining the independence of Ms. Gonzalo, Mr. Leff and Dr. de Silva, the Board took into account that Ms. Gonzalo and Mr. Leff are Managing Directors of Warburg Pincus LLC, an affiliate of Warburg, and Dr. de Silva was a Principal of Warburg Pincus LLC at the time he served as a director. In determining the independence of Dr. Hoffman, the Board took into account that Dr. Hoffman served as President and Chief Executive Officer of the Company from July 1994 to December 2001. The Board did not believe that any of the foregoing relationships would interfere with the exercise of independent judgment by Ms. Gonzalo, Mr. Leff or Drs. Hoffman or de Silva in carrying out their responsibilities as directors of the Company. Mr. Berns, the Company’s current President and Chief Executive Officer, is not an independent director.

Board Leadership Structure

The Board believes that it is important to retain the flexibility to allocate the responsibilities of the offices of Chairman of the Board and Chief Executive Officer in any manner that it determines to be in the best interests of the Company. Currently, the roles of Chairman of the Board and Chief Executive Officer are separate. Dr. Hoffman serves as Chairman of the Board and Mr. Berns serves as a Director and Chief Executive Officer. The Board believes this is the most appropriate structure for the Company at this time because it ensures active participation of the independent directors in setting agendas and establishing Board priorities and procedures, while allowing Mr. Berns to focus on the day-to-day leadership and performance of the Company. Although the roles of Chairman of the Board and Chief Executive Officer are currently separated, the Board reserves the right to vest the responsibilities of Chairman of the Board and Chief Executive Officer in the same individual at a future point in time.

Role of the Board in Risk Oversight

As a public biopharmaceutical company, the Company faces a variety of strategic, legal, regulatory, and operational risks associated with the development and commercialization of pharmaceutical products. The Board believes an effective risk management process (1) timely identifies the material risks that the Company faces, (2) communicates necessary information with respect to material risks to senior executives and, as appropriate, to the Board or relevant Board committee, (3) implements appropriate and responsive risk management strategies consistent with Company’s risk profile, and (4) integrates risk management into Company decision-making.

The Board does not have a standing risk management committee, but rather administers its risk management process directly through the Board as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In its oversight role, the Board assesses and monitors the Company’s material risk exposure as part of the Company’s annual business planning process and through regular reports from members of senior management on areas of material risk to the Company. As part of its responsibilities as set forth in its charter, the Audit Committee is responsible for discussing with management and the Company’s auditors, as appropriate, the Company’s guidelines and policies with respect to risk assessment and risk management, including the Company’s major financial risk exposures and the steps taken by management to monitor and control these exposures. The Compensation Committee of the Board of Directors (the “Compensation Committee”) is responsible for overseeing the management of risks relating to the Company’s compensation plans and policies, while the Nominating and Corporate Governance Committee is responsible for monitoring risks relating to the Company’s corporate governance structure, succession planning and Board composition.

To help ensure the Company conducts its business consistent with applicable laws and regulations and the highest standards of business integrity, the Company has established and maintains an effective compliance program in accordance with the OIG Compliance Program Guidance for Pharmaceutical Manufacturers issued by the Office of Inspector General, U.S. Department of Health and Human Services (“OIG”). The Company has also adopted a Code of Business Conduct and Ethics, which is the Company’s statement of ethical and compliance principles that guide the Company’s operations, as well as various policies and procedures that are intended to mitigate the Company’s risk profile. The Company’s risk management process also includes ongoing efforts to assess and analyze the most likely areas of future risk for the Company. As a result, the Company conducts periodic risk assessments in order to identify, assess and prioritize the Company’s legal, regulatory and operational risks that are pertinent to the Company’s industry and operations, and to assist in determining the most material risks that the Company faces. These periodic risk assessments are presented to the Audit Committee or the full Board, who then work with management to implement appropriate and responsive risk management strategies.

Meetings of the Board of Directors

The Board of Directors met 22 times in 2011. All directors attended at least 75% of the aggregate number of meetings of the Board and of the committees on which they served, held during the portion of 2011 for which they were directors or committee members, respectively.

As required under applicable NASDAQ listing standards, in fiscal 2011, the Company’s independent directors met three times in regularly scheduled executive sessions at which only independent directors were present.

Information Regarding Committees of the Board of Directors

The Board has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The following table provides membership and meeting information for fiscal 2011 for each of the Board committees. Unless otherwise noted, each director served as a member of the designated committee for the entire fiscal year.

Name	Audit(2)		Compensation		Nominating and Corporate Governance
Stephen J. Hoffman, Ph.D., M.D.	X				X	*
Jeffrey R. Latts, M.D.			X
Jonathan S. Leff			X	*	X
Timothy P. Lynch(1)	X	*			X
David M. Stout	X		X
Total meetings in fiscal 2011	5		5		3

*	Committee Chairperson
(1)	Mr. Lynch resigned as a director of the Company, as Chairperson of the Audit Committee and as a member of the Nominating and Corporate Governance Committee, effective August 18, 2011.
(2)	Joseph L. Turner was elected to the Board and appointed as Chairperson of the Audit Committee effective February 21, 2012.

Below is a description of each committee of the Board of Directors. Each committee has full access to all books, records, facilities and personnel of the Company, as well as authority to obtain, at the expense of the Company, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the committee considers necessary or appropriate in the performance of its duties. The Board of Directors has determined that each member of each committee meets the applicable NASDAQ rules and regulations regarding “independence” and that each member is free of any relationship that would impair his individual exercise of independent judgment with regard to the Company.

Audit Committee

The Audit Committee was established by the Board in accordance with Section 3(a)(58)(A) of the Exchange Act to oversee the Company’s corporate accounting and financial reporting processes, the Company’s systems of internal accounting and financial controls, and audits of the Company’s financial statements. The Board has adopted a written charter for the Audit Committee that is available to stockholders on the Company’s website at www.allos.com. The written charter describes the full power and authority of the Audit Committee and delegates responsibility to the Audit Committee to perform the following principal functions:

•	evaluate the performance of and assess the qualifications of the Company’s independent registered public accountants;

•	determine and approve the engagement of the Company’s independent registered public accountants;

•	determine whether to retain or terminate the Company’s existing independent registered public accountants or to appoint and engage new independent registered public accountants;

•	review and approve the retention of the Company’s independent registered public accountants to perform any proposed permissible non-audit services;

•	monitor the rotation of partners of the Company’s independent registered public accountants on the Company’s audit engagement team as required by law;

•	confer with management and the Company’s independent registered public accountants regarding the effectiveness of the Company’s internal controls over financial reporting;

•

review and discuss with management and the Company’s independent registered public accountants, as appropriate, the Company’s guidelines and policies with respect to risk assessment and risk management, including the Company’s major financial risk exposures and the steps taken by management to monitor and control these exposures;

•

establish procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•

meet to review the Company’s annual audited financial statements and quarterly financial statements with management and the Company’s independent registered public accountants, including reviewing the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Audit Committee is currently composed of three directors: Messrs. Turner and Stout and Dr. Hoffman. The Board of Directors reviews the NASDAQ listing rules definition of independence for Audit Committee members on an annual basis and has determined that all members of the Audit Committee are independent (as independence is currently defined in the NASDAQ listing rules). Further, the Board of Directors determined that Timothy P. Lynch, who resigned as a director of the Company effective August 18, 2011, was independent (as defined above) while he served as a member of the Audit Committee. The Board of Directors has also determined that Mr. Turner, the Chairman of the Audit Committee, qualifies as an “audit committee financial expert,” as defined in applicable SEC rules. The Board made a qualitative assessment of the level of knowledge and experience of Mr. Turner based on a number of factors, including his formal education, experience and business acumen, as described in Mr. Turner’s biography beginning on page I-10 of this Information Statement. The Board of Directors periodically reviews and approves the chairmanship and membership of the Audit Committee, based in part upon the recommendation of the Nominating and Corporate Governance Committee.

The Audit Committee met five times during 2011.

Compensation Committee

The Compensation Committee was established by the Board to oversee the Company’s compensation policies, plans and programs, and to review and determine the compensation to be paid to the Company’s directors and executive officers. The Board has adopted a written charter for the Compensation Committee that is available to stockholders on the Company’s web site at www.allos.com. The written charter describes the full power and authority of the Compensation Committee and delegates responsibility to the Compensation Committee to perform the following principal functions:

•	evaluate and recommend to the Board the compensation plans and programs deemed advisable for the Company, as well as the modification or termination of existing plans and programs;

•

review and approve the compensation to be paid to the Company’s executive officers, including the terms of any employment agreements, severance arrangements, change-in-control protections and other compensatory arrangements;

•

review and approve the corporate and individual performance objectives relevant to the compensation of the Company’s executive officers, and evaluate corporate and individual performance against these objectives;

•	evaluate and recommend to the Board the type and amount of compensation to be paid to the Company’s non-employee directors;

•	administer the Company’s employee benefit plans, including the Company’s annual incentive plan, equity incentive plans and stock purchase plan;

•

evaluate the effectiveness of the Company’s compensation policies, plans and programs in achieving expected benefits to the Company and otherwise furthering the Compensation Committee’s compensation strategy; and

•

review and discuss with management the Company’s “Compensation Discussion and Analysis,” and consider whether to recommend to the Board that it be approved for inclusion in the Company’s proxy statement and other filings.

The Compensation Committee is currently composed of three directors: Messrs. Leff and Stout and Dr. Latts. The Board of Directors reviews the NASDAQ listing rules definition of independence for Compensation Committee members on an annual basis and has determined that all members of the Compensation Committee are independent (as independence is currently defined in the NASDAQ listing rules). The Board of Directors periodically reviews and approves the chairmanship and membership of the Compensation Committee, based in part upon the recommendation of the Nominating and Corporate Governance Committee.

The Compensation Committee met five times during 2011. A discussion of the Compensation Committee’s processes and procedures for the consideration and determination of executive officer compensation is included in the Compensation Discussion and Analysis beginning on page I-25 of this Information Statement.

Compensation Committee Interlocks and Insider Participation

As noted above, the Company’s Compensation Committee consists of Messrs. Leff and Stout and Dr. Latts. None of the members of our Compensation Committee serves, or formerly has served, as an officer or employee of the Company. None of the Company’s executive officers serve, or formerly has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve, or formerly have served, on the Board of Directors or Compensation Committee.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee was established by the Board to oversee all aspects of the Company’s corporate governance functions, make recommendations to the Board regarding corporate governance issues, identify, review and evaluate candidates to serve as directors of the Company, and recommend such candidates to the Board. The Board has adopted a written charter for the Nominating and Corporate Governance Committee that is available to stockholders on the Company’s web site at www.allos.com. The written charter describes the full power and authority of the Nominating and Corporate Governance Committee and delegates responsibility to the Nominating and Corporate Governance Committee to perform the following principal functions:

•

establish criteria for Board membership and identify, evaluate, review and recommend candidates to serve as directors of the Company, including consideration of any potential conflicts of interest as well as applicable independence and experience requirements;

•	review, evaluate and recommend incumbent directors for continued service as directors of the Company;

•	monitor the size of the Board;

•	consider board nominees and proposals submitted by the Company’s stockholders;

•	make recommendations to the Board regarding the chairmanship and membership of the committees of the Board;

•	oversee and review the processes and procedures used to periodically review and assess the performance of the Board and its committees;

•	periodically review and make recommendations regarding the Company’s succession planning for the office of Chief Executive Officer; and

•	develop and maintain a set of corporate governance guidelines applicable to the Company.

The Nominating and Corporate Governance Committee is currently composed of two directors: Dr. Hoffman and Mr. Leff. The Board of Directors reviews the NASDAQ listing rules definition of independence for Nominating and Corporate Governance Committee members on an annual basis and has determined that all members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined in the NASDAQ listing rules). Further, the Board of Directors determined that Timothy P. Lynch, who resigned as a director of the Company effective August 18, 2011, was independent (as defined above) while he served as a member of the Nominating and Corporate Governance Committee. The Board of Directors periodically reviews and approves the chairmanship and membership of the Nominating and Corporate Governance Committee, based in part upon the recommendation of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee met three times during 2011.

Information Regarding the Director Nomination Process

The Nominating and Corporate Governance Committee has adopted policies regarding qualifications of directors and procedures for identifying and evaluating director candidates, as well as policies and procedures regarding stockholder recommendations for the nomination of directors. The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including having the highest personal integrity and ethical character, and a general understanding of contemporary corporate governance concerns, regulatory obligations for public issuers, strategic business planning and basic concepts of corporate finance. The Nominating and Corporate Governance Committee also considers such factors as an ability to function effectively in an oversight role based upon management or policy making experience, adequate time to devote to the affairs of the Company, demonstrated professional achievement in his or her field, and an ability to exercise sound, independent judgment and fairly represent all stockholders of the Company. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board, the operating requirements of the Company, and the long-term interests of stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee considers diversity, age, skills, background and such other factors as it deems appropriate given the current needs of the Board and the Company to maintain a balance of knowledge, experience and capability. The Company does not have a formal policy regarding Board diversity, but the Board believes that diversity with respect to viewpoint, skills and experience is an important factor in board composition. The Nominating and Corporate Governance Committee ensures that diversity considerations are discussed in connection with each potential nominee, as well as on a periodic basis in connection with the composition of the Board as a whole.

The Nominating and Corporate Governance Committee also determines whether the nominee must be independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing rules, applicable SEC rules and regulations and the advice of counsel, if necessary. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews such directors’ overall service to the Company during their term, in light of the Company’s view that the continuing service of qualified incumbent directors promotes stability and continuity on the Board. The Nominating and Corporate Governance Committee evaluates the qualifications and performance of incumbent directors, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors’ independence. The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not, except that the Nominating and Corporate Governance Committee may consider, as one factor, the size and duration of the interest of the recommending stockholder or stockholder group in the equity of the Company and the extent to which the recommending stockholder intends to continue holding its interest in the Company.

The Nominating and Corporate Governance Committee will consider any director nominee proposed in good faith by a stockholder of the Company where the Nominating and Corporate Governance Committee has not determined to re-nominate a qualified incumbent director for such position, provided that such stockholder has held at least 1% of the Company’s voting common stock for at least one year as of the date the recommendation is made, and provided that such stockholder complies with certain requirements, including Section 5(c) of the Company’s Bylaws. Among other things, Section 5(c) of the Bylaws requires a stockholder to timely submit the candidate’s name, business credentials, contact information and his or her consent to be considered as a candidate for director. In addition, the proposing stockholder must include a statement supporting his or her view that the proposed nominee possesses the minimum qualifications for director nominees set forth by the Nominating and Corporate Governance Committee and whether the nominee, if elected, would fairly represent all stockholders of the Company. The proposing stockholder must also include his or her contact information, including telephone number, and a statement of his or her share ownership, the time period that the shares have been held and whether the stockholder has a good faith intention to continue to hold the reported shares through the date of the Company’s next annual meeting. All stockholder recommendations for the nomination of directors must be in writing, addressed to the attention of the Company’s Corporate Secretary, c/o Allos Therapeutics, Inc., 11080 CirclePoint Road, Suite 200, Westminster, Colorado 80020. To be timely, a stockholder’s nomination must be delivered to the Corporate Secretary no earlier than the close of business on the ninetieth (90th) day and no later than the close of business on the sixtieth (60th) day prior to the first anniversary of the preceding year’s annual meeting. Stockholders who wish to submit director nominees should consult Section 5(c) of the Company’s Bylaws for additional information.

Ms. Gonzalo, Mr. Leff and Dr. de Silva were recommended for election to the Board of Directors by Warburg, a stockholder of the Company. Pursuant to the Securities Purchase Agreement between Warburg and the Company, for so long as Warburg owns at least two-thirds of the number of shares of common stock issued upon exchange of the Exchangeable Preferred acquired by it under the Securities Purchase Agreement, the

Company is required to nominate and use its reasonable best efforts to cause to be elected and cause to remain as directors on the Board of Directors two Investor Designees. If Warburg no longer has the right to designate two members of the Board of Directors, then, for so long as Warburg owns at least 50% of the number of shares of common stock issued upon exchange of the Exchangeable Preferred acquired by it under the Securities Purchase Agreement, the Company is required to nominate and use its reasonable best efforts to cause to be elected and cause to remain as a director on the Board of Directors, one Investor Designee.

The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider such candidates’ qualifications and then selects a nominee for recommendation to the Board by majority vote. To date, the Nominating and Corporate Governance Committee has not rejected a timely director nominee from a stockholder or group of stockholders holding more than 5% of the Company’s voting stock.

It is the Company’s policy to encourage nominees for directors to attend the annual meeting. All of the nominees for election as a director at the Company’s 2011 Annual Meeting of Stockholders, other than Messrs. Leff and Lynch, attended the 2011 Annual Meeting of Stockholders.

Stockholder Communications with the Board of Directors

Historically, the Company has not adopted a formal process for stockholder communications with the Board. However, every effort has been made to ensure that the views of stockholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. We believe our responsiveness to stockholder communications to the Board has been excellent. Stockholders may direct communications to a particular director, or to the independent directors generally, in care of: Allos Therapeutics, Inc., 11080 CirclePoint Road, Suite 200, Westminster, Colorado 80020; Attn: Corporate Secretary.

Code of Ethics

The Company has adopted the Allos Therapeutics, Inc. Code of Business Conduct and Ethics that applies to all officers, directors and employees. The Code of Business Conduct and Ethics is available to stockholders on the Company’s web site at www.allos.com. If the Company makes any substantive amendments to the Code of Business Conduct and Ethics or grants any waiver from a provision of the Code to any executive officer or director, the Company will promptly disclose the nature of the amendment or waiver on the Company’s web site at www.allos.com. To date, there have been no waivers under our Code of Business Conduct and Ethics.

Corporate Governance Guidelines

The Board of Directors has documented the governance practices followed by the Company by adopting Corporate Governance Guidelines to assure that the Board will have the necessary authority and practices in place to review and evaluate the Company’s business operations as needed and to make decisions that are independent of the Company’s management. The guidelines are also intended to align the interests of directors and management with those of the Company’s stockholders. The Corporate Governance Guidelines set forth the practices the Board intends to follow with respect to board composition and selection, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, and Board committees and compensation. The Corporate Governance Guidelines were adopted by the Board to, among other things, reflect changes to the NASDAQ listing rules and SEC rules adopted to implement provisions of the Sarbanes-Oxley Act of 2002. The Corporate Governance Guidelines, as well as the charters for each committee of the Board, are available on the Company’s web site at www.allos.com.

TRANSACTIONS WITH RELATED PERSONS

Related-Person Transactions Policy and Procedures

Related-person transactions have the potential to create actual or perceived conflicts of interest between the Company and its directors and executive officers or their immediate family members. Under its charter, the Audit Committee is charged with the responsibility of reviewing and approving all related-person transactions as required by NASDAQ rules. To assist in identifying such transactions for fiscal year 2011, the Company distributed questionnaires to directors and officers.

Current SEC rules define a related-person transaction to include any transaction, arrangement or relationship in which the Company is a participant and in which any of the following persons has or will have a direct or indirect interest:

•	an executive officer, director or director nominee of the Company;

•	any person who is known to be the beneficial owner of more than 5% of the Company’s common stock;

•

any person who is an immediate family member (as defined under Item 404 of Regulation S-K) of an executive officer, director or director nominee or beneficial owner of more than 5% of the Company’s common stock; or

•

any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person, together with any of the foregoing persons, has a 5% or greater beneficial ownership interest.

Although the Company does not have a formal policy in regards to related-person transactions, the Audit Committee may consider the following factors when deciding whether to approve a related-person transaction:

•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction, including, without limitation, the amount and type of the transaction;

•	the importance of the transaction to the related person;

•	whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the Company; and

•	any other matters deemed appropriate.

Certain Related-Person Transactions

Severance Arrangements

The Company has established a Severance Benefit Plan to provide for the payment of severance benefits to all eligible full-time employees who do not otherwise have separate employment agreements with the Company and whose employment is involuntarily terminated. The terms of the employment agreements with the named executive officers (as defined below), including the severance compensation payable thereunder, are described in more detail beginning on page I-50 of this Information Statement under the heading “Employment, Severance and Change-in-Control Agreements.”

The Change of Control Severance Benefit Schedule under the Severance Benefit Plan provides that if the Company terminates an eligible employee’s employment without just cause or if the eligible employee resigns for good reason within two months prior to or six months following the effective date of a change-in-control of the Company, and upon the eligible employee’s execution of a general release releasing the Company from all claims known or unknown that the eligible employee may have against the Company, the eligible employee will be entitled to receive the following severance benefits:

•	If the eligible employee holds a position with the Company of director or above, the Company will pay the employee a lump-sum cash payment equal to (i) six months of the employee’s base salary then in effect plus an additional two weeks base salary for each 12 months of continuous service with the Company, up to a maximum of 52 weeks, plus (ii) the employee’s target bonus award for the year in which the employee’s employment terminates, prorated through the date of termination. Eligible employees who are entitled to severance under this paragraph with more than five but fewer than 12 full months of continuous service with the Company will be deemed to be in continuous service with the Company for 12 full months.

•

If the eligible employee holds a position with the Company below director, the Company will pay the employee a lump-sum cash payment equal to (i) three months of the employee’s base salary then in effect plus an additional two weeks base salary for each 12 months of continuous service with the Company, up to a maximum of 52 weeks, plus (ii) the employee’s target bonus award for the year in which the employee’s employment terminates, prorated through the date of termination. Eligible employees who are entitled to severance under this paragraph with more than five but fewer than 12 full months of continuous service with the Company will be deemed to be in continuous service with the Company for 12 full months.

•	Full acceleration of vesting of any outstanding stock options and other stock awards issued to the eligible employee.

•

Payment of premiums for the eligible employee’s group health insurance COBRA continuation coverage after the date of termination for the number of weeks that are used to determine the amount of the eligible employee’s cash severance as described above.

•	Outplacement assistance through an outside organization as a resource to aid in the eligible employee’s career transition.

Indemnification Agreements

The Company has entered into indemnification agreements with all of its directors and executive officers, which provide, among other things, that the Company will indemnify such director or executive officer, under the circumstances and to the extent provided for therein, for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer, employee, agent or fiduciary of the Company, any subsidiary of the Company or any other company or enterprise that such executive officer or director serves at the Company’s request.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company’s common stock as of April 9, 2012 by: (i) each director and nominee for director; (ii) each of the executive officers named in the summary compensation table on page I-44 of this Information Statement; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of the Company’s common stock.

	Beneficial Ownership (1)
Beneficial Owner (2)	Number of Shares	Percent of Total
Warburg Pincus Private Equity VIII, L.P.(3) 466 Lexington Avenue New York, New York 10017	26,124,430	24.4%
Wellington Management Company, LLP (4) 280 Congress Street Boston MA 02210	6,569,333	6.1
Scopia Management Inc. (5) 152 W. 57th Street, 33rd Floor New York, NY 10019	5,907,483	5.5
Paul L. Berns (6)	1,410,987	1.3
Bruce K. Bennett, Jr. (7)	157,856	*
David C. Clark (8)	179,564	*
Bruce A. Goldsmith (9)	169,078	*
Marc H. Graboyes (10)	381,468	*
Charles Q. Morris (11)	235,915	*
Michael E. Schick (12)	94,396	*
Cecilia Gonzalo (13)	26,124,430	24.4
Stephen J. Hoffman, Ph.D., M.D. (14)	780,671	*
Jeffrey R. Latts, M.D. (15)	85,000	*
Jonathan S. Leff (16)	26,244,430	24.5
David M. Stout (17)	65,000	*
Joseph L. Turner (18)	0	*
All current executive officers and directors as a group (13 persons)(19)	29,804,365	27.2%

*	Less than one percent.
(1)	This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 106,880,782 shares outstanding on April 9, 2012, excluding 77,630 treasury shares, adjusted as required by rules promulgated by the SEC.
(2)	The address for each director and executive officer is c/o Allos Therapeutics, Inc., 11080 CirclePoint Road, Suite 200, Westminster, Colorado 80020.
(3)	The stockholder is Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (together with its two affiliated partnerships, “WP VIII”). Warburg Pincus Partners, LLC, a New York limited liability company (“WP Partners”), is the sole general partner of WP VIII and a direct subsidiary of Warburg Pincus & Co., a New York general partnership (“WP”). WP is the managing member of WP Partners. Warburg Pincus LLC, a New York limited liability company (“WP LLC”), is the manager of WP VIII. The address of the Warburg Pincus entities is 450 Lexington Avenue, New York, New York 10017.
(4)	Based solely upon a Schedule 13G filed with the SEC on February 14, 2012.

(5)	Based solely upon a Schedule 13G filed with the SEC on February 10, 2012.
(6)	Includes 1,220,621 shares issuable upon exercise of options exercisable within 60 days of April 9, 2012. Excludes 1,042,957 restricted stock units held by Mr. Berns that will not vest within 60 days of April 9, 2012.
(7)	Includes 146,155 shares issuable upon exercise of options exercisable within 60 days of April 9, 2012. Excludes 135,677 restricted stock units held by Mr. Bennett that will not vest within 60 days of April 9, 2012.
(8)	Includes 150,702 shares issuable upon exercise of options exercisable within 60 days of April 9, 2012. Excludes 178,252 restricted stock units held by Mr. Clark that will not vest within 60 days of April 9, 2012.
(9)	Includes 126,633 shares issuable upon exercise of options exercisable within 60 days of April 9, 2012. Excludes 304,488 restricted stock units held by Dr. Goldsmith that will not vest within 60 days of April 9, 2012.
(10)	Includes 289,635 shares issuable upon exercise of options exercisable within 60 days of April 9, 2012. Excludes 450,195 restricted stock units held by Mr. Graboyes that will not vest within 60 days of April 9, 2012.
(11)	Includes 98,957 shares issuable upon exercise of options exercisable within 60 days of April 9, 2012. Includes 27,500 restricted stock units that vest on April 26, 2012, subject to Dr. Morris’ continued employment with the Company through such vesting date. Excludes 563,835 restricted stock units held by Dr. Morris that will not vest within 60 days of April 9, 2012.
(12)	Includes 53,134 shares issuable upon exercise of options exercisable within 60 days of April 9, 2012. Excludes 244,548 restricted stock units held by Mr. Schick that will not vest within 60 days of April 9, 2012.
(13)	Includes 26,124,430 shares held by WP VIII. Ms. Gonzalo, a director of the Company, is a Partner of WP and a Managing Director and Member of WP LLC. All shares indicated as owned by Ms. Gonzalo are included because of her affiliation with the Warburg Pincus entities. Ms. Gonzalo disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus entities. Ms. Gonzalo and Messrs. Kaye, and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities.
(14)	Includes 800 shares held as custodian for Dr. Hoffman’s children, 472,871 shares held by the Stephen J. Hoffman 2009 Revocable Trust, of which Dr. Hoffman is a co-trustee, and 305,000 shares issuable upon exercise of options exercisable within 60 days of April 9, 2012. Excludes 90,000 restricted stock units held by Dr. Hoffman that will not vest within 60 days of April 9, 2012.
(15)	Includes 85,000 shares issuable upon exercise of options exercisable within 60 days of April 9, 2012. Excludes 55,000 restricted stock units held by Dr. Latts that will not vest within 60 days of April 9, 2012.
(16)	Includes 26,124,430 shares held by WP VIII and 120,000 shares issuable upon exercise of options held by Mr. Leff exercisable within 60 days of April 9, 2012. Mr. Leff, a director of the Company, is a Partner of WP and a Managing Director and Member of WP LLC. All shares indicated as owned by Mr. Leff are included because of his affiliation with the Warburg Pincus entities. Mr. Leff disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus entities. Messrs. Leff, Kaye, and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities. Excludes 55,000 restricted stock units held by Mr. Leff that will not vest within 60 days of April 9, 2012.
(17)	Includes 65,000 shares issuable upon exercise of options exercisable within 60 days of April 9, 2012. Excludes 35,000 restricted stock units held by Mr. Stout that will not vest within 60 days of April 9, 2012.
(18)	Excludes 55,000 restricted stock units held by Mr. Turner that will not vest within 60 days of April 9, 2012.
(19)	Includes 27,500 shares of restricted stock units and 2,660,837 shares issuable upon exercise of options held by all executive officers and directors as a group exercisable within 60 days of April 9, 2012. Excludes restricted stock units that will not vest within 60 days of April 9, 2012. See footnotes (6) through (18).

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who beneficially own more than 10 percent of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than 10 percent beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2011, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10 percent beneficial owners were complied with.

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

This compensation discussion and analysis provides information regarding the compensation program in place for the executive officers named in the Summary Compensation Table on page I-44 of this Information Statement (collectively, the “named executive officers”). It includes information regarding the objectives of our compensation program, our compensation processes and procedures, each element of compensation that we provide, why we choose these elements, how we determine the amount of each component to pay, and our compensation decisions for 2011 and the first quarter of 2012. This compensation discussion and analysis should be read in conjunction with the tables and related discussion beginning on page I-44 of this Information Statement.

Executive Summary

Business Performance

For the year ended December 31, 2011, we reported total revenue of $76.0 million, a 115.9% increase as compared to total revenue of $35.2 million for the year ended December 31, 2010. Net product sales for fiscal 2011 were $50.5 million, a 43% increase as compared to net product sales of $35.2 million for fiscal 2010. License and other revenue relating to the strategic collaboration agreement with Mundipharma International Corporation Limited (“Mundipharma”) were $25.6 million for fiscal 2011, with no corresponding amount in fiscal 2010. For fiscal 2011, we reported a net loss of $30.5 million, as compared to a net loss of $77.4 million for fiscal 2010. Net loss per share, basic and diluted, was $0.29 for fiscal 2011, as compared to $0.74 per share for fiscal 2010. As of December 31, 2011, we had no debt, and cash, cash equivalents and investments totaling $97.8 million.

Our key business priorities for 2012 include the following:

•	Continue to grow U.S. sales of FOLOTYN for relapsed or refractory peripheral T-cell lymphoma (“PTCL”) and manage expenses to drive to future profitability;

•	Pursue regulatory approval to market FOLOTYN for relapsed or refractory PTCL in Europe and other countries in collaboration with Mundipharma;

•

Advance our FOLOTYN development program in hematologic malignancies, including in patients with previously undiagnosed PTCL and relapsed or refractory cutaneous T-cell lymphoma (“CTCL”) in collaboration with Mundipharma; and

•	Explore opportunities to grow revenues through product acquisition and/or in-licensing that leverages our existing infrastructure.

Pay for Performance Philosophy

Our executive compensation program is based on an overarching pay-for-performance philosophy. We aim to provide compensation and benefit levels that will attract, retain, motivate and reward our talented executive team, while seeking to ensure that the compensation provided to our executives is linked to stockholder value.

Summary of 2011 Executive Compensation

The following lists key compensation matters for fiscal year 2011 with respect to our named executive officers:

•	Our executive compensation program for fiscal year 2011 was focused on retention to ensure we kept our executive team intact during this critical period for us;

•

Base salary increases were focused on merit increases of approximately 3.25% on average, although each of Messrs. Clark, Goldsmith and Graboyes also received market adjustments based on the Compensation Committee’s review of competitive market data;

•	Our performance was below internal performance targets, and therefore funding for the corporate portion of the annual cash incentive plan was 90% of the target level; and

•

We granted long-term equity awards to both emphasize retention of our executives while at the same time providing a link to the interests of our stockholders. Specifically, we granted restricted stock units with a three year vesting schedule.

Other Important Matters

In addition to the compensation details provided above and discussed further below, other important details are as follows:

•

Except for an arrangement with our Chief Executive Officer, executive officers are not entitled to any tax gross-up treatment on any severance or change-of-control benefits and we have not provided any of our recently hired or promoted executive officers with this arrangement;

•	Change-of-control benefits are based on a double-trigger philosophy, i.e., requiring a change-of-control plus a qualifying termination of employment before benefits are paid; and

•

Our compensation programs are reviewed regularly by the Compensation Committee, which has determined the Company’s compensation programs do not create inappropriate or excessive risk that is likely to have a material adverse effect on the Company.

Response to Last Year’s “Say-on-Pay” Vote

At our last annual stockholder’s meeting in June 2011, we held a non-binding advisory stockholder vote on the compensation of our named executive officers, commonly referred to as a say-on-pay vote. Our stockholders approved the compensation of our named executive officers, with approximately 52.5% of stockholder votes cast in favor of our 2011 say-on-pay resolution. Since our Compensation Committee made all of its decisions for fiscal year 2011 compensation prior to receiving the results of the say-on-pay vote, the Compensation Committee could not take the say-on-pay vote into account when initially making its decisions. However, as we evaluated our executive compensation practices after receiving the results of the vote, we were mindful of the limited support our stockholders expressed for our executive compensation program and philosophy. Our compensation committee also considered the need for retaining our current executive team to continue to execute on our strategy and determined it was not appropriate to try to change any of the decisions it had already made regarding the named executive officers’ 2011 compensation. As a result, we retained the same approach to executive compensation for 2011, although the compensation committee did consider the special retention grants awarded to Mr. Berns and the other named executive officers in October 2010 when determining their 2011 equity-based awards. As a result, the named executive officers’ total compensation in 2011 decreased relative to 2010, primarily because we did not make additional special retention grants in 2011. The compensation committee also noted that the updates to the say-on-pay guidelines issued by ISS would result in a more favorable analysis from them than under their prior guidelines, which suggests that our executive compensation actions and strategy were appropriate.

With regard to the non-binding advisory resolution regarding the frequency of the non-binding vote on executive compensation, our stockholders cast the highest number of votes for voting on a one year basis, compared to every two or three years. In light of this result and other factors considered by the Board of Directors, the Board of Directors determined that we will hold non-binding advisory votes on executive compensation every year until our stockholders vote to change the frequency of the non-binding advisory vote on executive compensation.

Objectives of our Executive Compensation Program

Our executive compensation program is designed to attract, retain and motivate talented executives capable of providing the leadership, vision and execution necessary to achieve our business objectives and create long-term stockholder value. We believe there is a direct correlation between company performance and leadership talent, and that executive officers with the requisite experience, qualifications and values are essential to our success and the success of our stockholders. We also believe the successful execution of our strategic business objectives necessitates the retention of our management team and keeping management focused on business goals.

Role of our Compensation Committee

The Compensation Committee is responsible for overseeing our compensation policies, plans and programs, and reviewing and determining the salary, bonuses, equity incentives, perquisites, severance arrangements and other related benefits paid to our directors and executive officers. The Compensation Committee also oversees the administration of our employee benefit plans. The Compensation Committee’s charter reflects these various responsibilities, and the Compensation Committee reviews the charter annually and recommends any appropriate changes or revisions to the Board for its consideration.

The Compensation Committee, with the input of management and its outside advisors, develops our compensation policies, plans and programs by utilizing publicly available compensation data and subscription compensation survey data for national and regional companies in the biopharmaceutical industry, with a particular focus on companies of comparable sizes and stages of development as Allos. The Compensation Committee believes these companies provide appropriate benchmarks for our executive compensation program because they have similar organizational structures and tend to compete with us for executives and other employees.

Based on these data, the Compensation Committee has implemented a pay-for-performance compensation program, which ties a substantial portion of executives’ overall compensation, in the form of short- and long-term cash and equity incentives, to the achievement of measurable corporate and individual performance objectives and the creation of stockholder value. As described in more detail below, our executive compensation program consists of the following key components:

•	Base salary;

•	Performance-based cash bonuses;

•	Equity incentives; and

•	Severance and change-in-control benefits.

The Compensation Committee has not established any formal policies or guidelines for allocating compensation between current and long-term incentive compensation, or between cash and non-cash compensation. However, commensurate with the Company’s philosophy of establishing a link between compensation and corporate performance, the Compensation Committee believes that a significant portion of each executive officer’s total compensation opportunity should be performance-based, reflecting both upside potential and down-side risk.

Compensation Committee Processes and Procedures

Typically, the Compensation Committee meets at least four times a year, and it also considers and takes action by written consent. The Compensation Committee meets regularly in executive session. The agenda for each meeting is usually developed by our Chief Executive Officer, in consultation with the Chair of the Compensation Committee. From time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, provide financial or other background information or advice or otherwise participate in Compensation Committee meetings. The Chair of the Compensation Committee reports on committee actions and recommendations at each regularly scheduled meeting of the Board.

Historically, the Compensation Committee has reviewed and determined any base salary increases, cash bonuses and equity incentives to be awarded to the Company’s executive officers, and established annual corporate and individual performance objectives, at one or more meetings held during the first quarter of the year. However, the Compensation Committee also considers matters related to individual compensation from time-to-time (i) in connection with the hiring of a new executive officer, (ii) upon an executive’s promotion or other change in job responsibility that occurs outside the Company’s annual performance review and appraisal process, and (iii) when it believes special circumstances require additional attention, such as to address specific retention concerns.

Generally, the Compensation Committee’s executive compensation process comprises two related elements: the establishment of performance objectives and the determination of executive compensation levels. At the beginning of each year, the Compensation Committee approves annual performance objectives for the corporation as a whole and for each individual executive officer (other than the Chief Executive Officer, whose bonus is tied entirely to the achievement of corporate objectives). The corporate objectives generally target the achievement of specific sales and marketing, manufacturing, research and development and corporate development milestones. The individual objectives focus on contributions that are consistent with and support the corporate objectives or are otherwise intended to contribute to the success of the Company. The annual corporate and individual performance objectives are proposed by management and reviewed and approved by the Compensation Committee, usually during the first quarter of the year. The corporate objectives are also subject to review and approval by the full Board. The Compensation Committee typically performs an interim assessment of the annual performance objectives in the middle of each year to review corporate and individual progress, and may, on occasion, make certain adjustments to the objectives that the committee deems appropriate based on changing circumstances.

At the conclusion of each year, the Chief Executive Officer prepares a written performance appraisal and assigns each executive officer (other than himself) a performance rating for the year. The performance appraisal evaluates each executive officer’s level of performance of his core job responsibilities, as well as various skills, behaviors and competencies that are viewed as important to our ability to build and maintain a high performance operating culture. The Chief Executive Officer also evaluates the degree of achievement of the annual corporate and individual performance objectives and submits his recommendations to the Compensation Committee for any base salary increases, cash bonuses and/or equity incentive awards for each executive officer (other than himself). The Chief Executive Officer’s recommendations and Compensation Committee’s determinations are generally based upon a mix of the following factors:

•	The executive’s individual performance for the year;

•

The degree of achievement of annual corporate and individual performance objectives, as well as any contributions made with regard to objectives or strategic initiatives not covered by the formal goal-setting process;

•

Comparisons with market data for compensation paid to comparable executives of other biopharmaceutical or biotechnology companies, with a particular focus on companies of similar sizes and stages of development and/or with which we compete for talented executives;

•	The executive’s compensation relative to other executive officers at Allos; and

•	The importance of the executive’s continued service with the Company.

In the case of the Chief Executive Officer, his individual performance appraisal is conducted by the Compensation Committee, which determines his compensation adjustments and awards, if any, based on these same factors. The Chief Executive Officer may not participate in or be present during any deliberations or determinations of the Compensation Committee regarding his compensation. To the extent approved, any base salary increases, cash bonuses and/or equity incentive awards for the executives, including the Chief Executive Officer, are generally implemented during the first calendar quarter of the year. In October 2010, in addition to the annual equity awards that occurred in the first quarter of 2010, the Compensation Committee approved a supplemental grant of restricted stock units for all employees, including the executive officers, to address certain retention concerns.

With respect to newly hired executive officers, the Compensation Committee, in consultation with the Chief Executive Officer, determines the executive’s compensation package, including the terms of any employment agreement, relocation arrangements, severance arrangements or change-in-control protections, based on a variety of subjective and objective factors, including:

•	The executive’s particular qualifications and experience;

•	The competitive recruiting environment for the executive’s services;

•

Comparisons to market data for compensation paid to comparable executives of other biopharmaceutical or biotechnology companies, with a particular focus on companies of similar sizes and stages of development and/or with which we compete for talented executives;

•	The executive’s anticipated role and responsibilities with the Company; and

•	The executive’s past compensation history.

For all executives, as part of its deliberations, the Compensation Committee reviews a tally sheet setting forth each component of the executive’s proposed compensation package, including base salary, bonus potential, the value to the executive and cost to the Company of all equity incentives, perquisites and other personal benefits, the executive’s realized and unrealized equity gains, and the Company’s projected payout obligations under several severance and change-in-control scenarios, to ensure that each executive’s total compensation remains in line with the Company’s overall compensation philosophy. The Compensation Committee may also review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, company stock performance data, analyses of historical executive compensation levels and current company-wide compensation levels, and recommendations of the Compensation Committee’s compensation consultant.

Under its charter, the Compensation Committee may form and delegate authority to subcommittees, as appropriate, including, but not limited to, a subcommittee composed of one or more members of the Board, to grant stock awards under the Company’s equity incentive plans to persons who are not executive officers of the Company. In February 2007, the Compensation Committee adopted an Equity Compensation Awards Policy to define the specific practices and procedures to be followed in connection with the granting of equity awards. Pursuant to the Equity Compensation Awards Policy, as amended in February 2009, the Compensation Committee delegated authority to the Chief Executive Officer to grant stock options and restricted stock units to newly hired employees who are not executive officers in connection with such employee’s commencement of employment, within specific guidelines and limitations approved by the Compensation Committee. The authority to approve all other stock awards, including all stock options or other equity grants to the Company’s executive officers, and all annual or promotional grants to the Company’s other employees, remains vested in the Compensation Committee.

Role of our Compensation Consultant

The Compensation Committee believes that it is important when making compensation decisions to be informed as to the compensation practices of comparable publicly-held companies. To this end, in connection with the 2010 review process, the Compensation Committee engaged Compensia, Inc., an independent compensation consulting firm, to review the structure and effectiveness of the Company’s executive compensation program. As part of its engagement, Compensia was requested by the Compensation Committee to develop a peer group of comparable companies in the life sciences industry, with a focus on late-stage and commercial oncology companies, and provide an assessment of the competitiveness of our 2009 executive compensation program relative to that peer group.

For 2011, the Compensation Committee retained Compensia to update our peer group and provide an assessment of the competitiveness of our 2010 executive compensation program relative to the updated peer group. The updated peer group, which was reviewed and approved by the Compensation Committee, was comprised of six development-stage companies and nine next-stage companies, and was intended to allow Compensia to benchmark our executive compensation practices against a broad spectrum of the competitive markets for executive talent. The Compensation Committee felt that the use of a blended peer group comprised of six development-stage companies and nine next-stage companies was appropriate given the commercial launch of FOLOTYN for the treatment of patients with relapsed or refractory PTCL and because the competitive recruiting environment for Mr. Berns and Dr. Morris is composed primarily of next-stage companies. Compensia compared all elements of total direct compensation (i.e., base salary, annual bonus and equity incentives) for our executive officers to compensation data compiled from the most recent Information Statements for the updated peer group.

The updated peer group for 2011 consisted of the following companies:

• Ariad Pharmaceuticals, Inc.	• Dyax Corporation	• Intermune, Inc.
• Acorda Therapeutics, Inc.	• Exelixis, Inc.	• Onyx Pharmaceuticals, Inc.
• BioMarin Pharmaceutical Inc.	• Genomic Health, Inc.	• Regeneron Pharmaceuticals, Inc.
• Cytokinetics, Inc.	• Immunomedics, Inc.	• Seattle Genetics, Inc.
• Dendreon Corporation	• Incyte Corporation	• Spectrum Pharmaceuticals, Inc.

Changes from the Company’s 2010 peer group were as follows:

Companies added for 2011	Companies dropped for 2011
• None	• Facet Biotech Corporation
• OSI Pharmaceuticals, Inc.
• Zymogenetics, Inc.

Compensia’s findings, observations and recommendations were presented to the Compensation Committee in December 2010 and were considered by the Compensation Committee, among other factors, in setting 2011 executive compensation.

Compensation Benchmarking

For each element of compensation, our strategy has been to examine peer group compensation practices and target our executive compensation between the 25th and 75th percentile of the peer group based on the specific industry experience, leadership skills and performance of our executive officers. The Compensation Committee realizes that benchmarking our executive compensation program against compensation earned at comparable companies may not always be appropriate as a stand-alone tool for setting compensation due to some aspects of our business and objectives that may be unique to Allos. However, the Compensation Committee generally believes that gathering this information is an important part of its decision-making process with respect to our executive compensation program. In addition to the compensation benchmarking data provided by its consultants, the Compensation Committee has historically taken into account input from other sources, including input from other members of the Board of Directors and commercially available survey data relating to compensation practices for the pharmaceutical and biotechnology sectors. For its 2011 review of compensation, the Compensation Committee reviewed the Radford Life Sciences survey.

Elements of Executive Compensation Program

Our executive compensation program consists of the following key components:

•	Base salary;

•	Performance-based cash bonuses;

•	Equity incentives; and

•	Severance and change-in-control benefits.

The Compensation Committee believes that these four components are the most effective combination in motivating and retaining talented executive officers at this stage in our development. The Compensation Committee does not have any specific targets for the percentage of compensation represented by each component, although it seeks to maintain an appropriate balance between fixed and performance-based compensation, with a significant percentage of total compensation allocated to long-term equity incentives. Cash bonuses and equity incentives are considered to relate to Company performance, while base salary is considered “fixed”, although performance is considered when determining annual increases. As a general matter, subject only to limited exceptions relating to the relocation of executive officers, we do not provide perquisites or benefits for our named executive officers on a basis that is different from other eligible employees.

Base Salary

Base salary is the primary fixed component of our executive compensation program. We use base salary to compensate executives for services rendered during the fiscal year, and to ensure that we remain competitive in attracting and retaining executive talent. Base salaries are generally set within a range of salaries paid to industry peers with comparable qualifications, experience, responsibilities and performance at similar companies.

For each newly hired executive, the Compensation Committee determines base salary on a case-by-case basis by evaluating a number of factors, including the executive’s qualifications and experience, the competitive recruiting environment for his or her services, the executive’s anticipated role and responsibilities with the Company, the executive’s past compensation history, and comparisons to market data regarding compensation levels for comparable executives of other biotechnology companies of similar sizes and stages of development or with which we compete for talented executives.

For continuing executives, the Compensation Committee reviews base salaries annually as part of our performance review and appraisal process. Base salary increases, if any, are based primarily on each executive’s job performance for the prior year, as well as a review of competitive market data, the executive’s compensation relative to other executive officers, and the importance of retaining the executive’s services with the Company. Annual salary adjustments are effective on or about March 1 of each year. The Compensation Committee may also review an executive’s base salary from time-to-time upon a promotion or other change in job responsibility that occurs outside of our annual performance review and appraisal process.

Performance-Based Cash Bonuses

Our performance-based cash bonus program is designed to promote the interests of the Company and its stockholders by providing executive officers with the opportunity to earn annual cash bonuses based upon the achievement of pre-specified corporate and individual performance objectives, and to assist the Company in attracting and retaining executive talent.

At the beginning of each year, we establish annual performance objectives for the corporation as a whole and for each executive officer (other than our Chief Executive Officer, whose bonus is tied entirely to the achievement of corporate objectives). The corporate objectives generally target the achievement of specific sales and marketing, manufacturing, research and development, and corporate development milestones that are considered to be critical to the achievement of our long-term strategic goals. Each category of corporate objectives is assigned a weighted number so that the sum of all the weighted objectives equals 100%. The individual objectives for each executive officer focus on contributions that are consistent with and support the corporate objectives or are otherwise intended to contribute to the success of the Company. As with the corporate objectives, each category of individual objectives is assigned a weighted number so that the sum of all the weighted objectives equals 100%. The annual corporate and individual performance objectives are proposed by management and reviewed and approved by the Compensation Committee, typically during the first quarter of the year. The corporate objectives are also subject to review and approval by the full Board. At this time, the Compensation Committee also approves each executive officer’s bonus target for the year based on its analysis of relevant market data, and determines the relative weighting of each executive’s bonus between corporate and individual objectives.

The Compensation Committee typically performs interim assessments of the annual performance objectives during each regularly scheduled meeting to review corporate progress, and may, on occasion, make certain adjustments to the objectives that the Committee deems appropriate based on changing circumstances. At the conclusion of each year, the Chief Executive Officer evaluates the degree of achievement of each category of corporate and individual performance objectives and assigns a performance multiplier which may range from 0% to 150%. The performance multipliers are then applied to the weighting assigned to each category of objectives to determine the category’s contribution to the overall corporate or individual bonus percentages, as applicable. For example, for 2011, the Company’s commercial objectives were assigned a 50% weighting and 84% performance multiplier, resulting in a 42% contribution to the overall corporate bonus percentage. Then, all the contributions to the overall corporate and individual bonus percentages are added together to determine the final corporate bonus percentage, which applies to all employees including the executive officers, and each executive officer’s individual bonus percentage. The final bonus percentages are then applied to the relative weighting between corporate and individual objectives for each executive officer and multiplied by the executive’s bonus target to determine his or her final bonus recommendation. For illustration purposes, the following table demonstrates the 2011 bonus award calculation for Mr. Clark based on the following assumptions: $258,800 in actual base salary earned; 30% bonus target weighted 60% to the achievement of corporate objectives and 40% to the achievement of individual objectives; and corporate and individual performance multipliers of 90% and 102%, respectively.

Bonus Component	Target Bonus Weighting	Target Bonus Opportunity(1)	Actual Bonus Percentage Attained	Actual Bonus Payment
Corporate	60%	$46,600	90%	$41,900
Individual	40%	$31,000	102%	$31,700
Total	100%	$77,600	94.8%	$73,600

(1)	Bonus awards are calculated based on actual base salary earned during the applicable bonus year. Annual salary adjustments are effective March 1 of each year.

After the Chief Executive Officer formulates his bonus recommendations, he submits them to the Compensation Committee, which determines the final performance multipliers and bonus payments, if any, for each executive officer. The Company must generally achieve at least 75% of its weighed corporate objectives for the year in order for any bonuses to be paid, although the Compensation Committee may determine to grant a bonus even though certain corporate or individual performance objectives are not met. If the Compensation Committee determines that corporate or individual performance for the year exceeded objectives or was excellent in view of prevailing conditions, the Compensation Committee may approve corporate or individual performance multipliers, as the case may be, up to 150%. The Compensation Committee also retains the authority, in its discretion, to identify any unplanned achievements that have been accomplished and to approve adjustments to an executive officer’s bonus award. Bonuses are generally paid in March of each year for services rendered during the prior fiscal year.

Equity Incentives

Equity incentives represent the largest component of our executive compensation program. Our equity incentives are designed to (i) align the interests of our executive officers with those of our stockholders by creating an incentive for our executive officers to maximize stockholder value and (ii) to encourage our executive officers to remain employed with us despite a competitive labor market.

Historically, we have granted stock options and shares of restricted stock or restricted stock units to newly-hired executive officers on their first day of employment with us. We have also granted stock options and, more recently, restricted stock units to continuing executive officers as part of our annual performance review and appraisal process. The annual stock options and restricted stock unit awards are granted as a reward for past individual and corporate performance and as an incentive for future performance. The restricted stock units are also intended to promote employee retention as the Compensation Committee believes that the successful execution of our business strategy necessitates keeping our management team in place and focused on business goals. In addition, there is a trend among our peer group and the biopharmaceutical industry in general toward the use of full value shares, and the Compensation Committee believes the use of restricted stock units are appropriate to maintain a competitive compensation program. In October 2010, the Compensation Committee approved a special supplemental grant of restricted stock units for all employees, including our executive officers. The Compensation Committee believed these supplemental grants were necessary to address acute retention concerns resulting from the decrease in our stock price throughout the summer and fall of 2010, which caused the past four years of annual stock option grants to be significantly underwater. The Compensation Committee also approved the delivery of the entire annual equity award program for 2011 and 2012 in the form of restricted stock units to address the ongoing retention concerns resulting from the continued volatility of our stock price.

All stock options are granted with a 10-year term and an exercise price equal to 100% of the fair market value of our common stock on the date of grant. The stock options generally vest over a four-year period, with

25% of the options vesting one year after the date of grant, and the remaining 75% of the options vesting in equal monthly installments thereafter over the next three years, subject to the executive’s continued employment with us through such vesting dates. The restricted stock units vest (i) in equal installments on each of either the first three or four anniversaries of the date of grant or (ii) in a series of eight successive equal semi-annual installments over the four-year period, subject to the executive’s continued employment with us through such vesting dates.

The Compensation Committee approves all equity incentive awards for our executive officers. New-hire equity awards are either approved by the Compensation Committee, at regularly scheduled meetings or by unanimous written consent, or by our Chief Executive Officer in accordance with our Equity Compensation Awards Policy. The Compensation Committee approves annual equity grants at its February meeting, the date of which is generally set approximately one year in advance. The Compensation Committee selected the February meeting as the date to approve annual equity grants because it coincides with the Compensation Committee’s review of prior year corporate and individual performance and the approval of other executive compensation decisions (e.g., base salary increases and bonus determinations). Grants approved during scheduled meetings become effective and are priced as of the date of approval or a predetermined future date (for example, new hire grants are effective as of the later of the date of approval or the newly-hired executive’s start date). Grants approved by unanimous written consent become effective and are priced as of the date the last signature is obtained or as of a predetermined future date. In October 2010, the Compensation Committee approved a supplemental grant of restricted stock units for our named executive officers and other employees to address acute retention concerns resulting from the decrease in our stock price throughout the summer and fall of 2010. These supplemental grants were approved at a special meeting of the Compensation Committee, as the Compensation Committee did not believe it was appropriate to wait until the next regularly scheduled meeting to take action. The Compensation Committee has not granted, nor does it intend to grant, equity compensation awards to executive officers in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative clinical trial result. Similarly, the Compensation Committee has not timed, nor does it intend in the future to time, the release of material nonpublic information based on equity award grant dates. Also, because equity compensation awards typically vest either over a three or four-year period (and, with respect to options, with a one-year “cliff” followed by monthly vesting thereafter), the value to recipients of any immediate increase in the price of our common stock following a grant will be attenuated.

The Compensation Committee determines the number of stock options, shares of restricted stock and/or restricted stock units to award to a newly-hired executive officer using the same factors described above that are considered in determining the base salaries of newly-hired executive officers. The Compensation Committee determines the number of stock options and/or restricted stock units to be awarded to continuing executives based on a variety of factors, including its review of competitive market data, its assessment of each executive officer’s individual performance and expected future contribution, a review of each executive’s existing equity incentive awards, and the importance of the executive’s continued service with the Company.

Severance and Change-in-Control Benefits

We have entered into employment agreements with each of our named executive officers. These agreements provide for severance compensation to be paid if the officers are terminated under certain conditions, such as in connection with a change-in-control of the Company or a termination without cause by us, each as defined in the agreements. In addition, the employment agreements with Mr. Berns provides that if it is determined that any payment or distribution by the Company to Mr. Berns to be made in connection with a change-in-control of the Company would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), Mr. Berns will be entitled to receive an additional payment or “gross up” to offset the economic impact of such excise tax. The terms of such employment agreements, as amended, including the severance compensation payable thereunder, are described in more detail beginning on page I-50 of this Information Statement under the heading “Employment, Severance and Change-in-Control Agreements.”

In our experience, post-termination protection for executive officers is common among our peer group, and the Compensation Committee believes that providing this protection is essential to our ability to attract and retain talented executives capable of providing the leadership, vision and execution necessary to achieve our business objectives. In addition, the employment agreements and the related post-termination compensation provisions are designed to meet the following objectives:

•

Change-in-control: As part of our normal course of business, we engage in discussions with other pharmaceutical companies about possible collaborations, licensing and/or other ways in which the companies may work together to further our respective long-term objectives. In addition, many larger established pharmaceutical companies consider companies at similar stages of development to ours as potential acquisition targets. In certain scenarios, the potential for a merger or being acquired may be in the best interests of our stockholders. We provide post-termination compensation if an officer is terminated in connection with a change-in-control transaction to promote the ability of our officers to act in the best interests of our stockholders even though they could be terminated in connection with a potential transaction.

•

Termination without Cause: In certain instances, if we terminate the employment of an officer “without cause” or the officer resigns for “good reason”, each as defined in the applicable agreement, we are obligated to pay the officers certain severance benefits under their employment agreements. We believe this is appropriate because the terminated officer is bound by confidentiality and non-competition provisions covering one year after termination and because we and the officer have a mutually agreed-to severance package that is in place prior to any termination event. This provides us with more flexibility to make a change in senior management if such a change is in our and our stockholders’ best interest.

We have also adopted a broad-based Severance Benefit Plan that provides for severance compensation to all eligible officers and employees of the Company with whom we do not have employment agreements in the event such individuals are terminated. The Severance Benefit Plan and related Change of Control Severance Benefit Schedule are designed to meet the same objectives discussed above with respect to the change-in-control protection provided to our executive officers under their employment agreements with the Company. The Severance Benefit Plan and related Change of Control Severance Benefit Schedule are described in more detail on page I-21 of this Information Statement under the heading “Severance Arrangements.”

In addition, our equity incentive plans have provisions regarding vesting following a change-in-control, as defined in those plans.

Perquisites

Perquisites and other personal benefits are not factored into our executive compensation program. We prefer to compensate executive officers using a mix of current, short- and long-term compensation with an emphasis on performance and do not believe that providing an executive perquisite program is consistent with our overall compensation philosophy. We typically provide perquisites and other personal benefits to executive officers on an exception-only basis, and they are generally limited to executive relocation assistance and temporary commuting and living expenses.

Employee Stock Purchase Plan

We have an Employee Stock Purchase Plan, or ESPP, in which all eligible employees, including our executive officers, may elect to participate. Under the ESPP, eligible employees can choose to have up to 10% of their annual base earnings withheld to purchase shares of our common stock during each offering period. The purchase price of the common stock is 85% percent of the lower of the fair market value of a share of common stock on the first day of the offering or the fair market value of a share of common stock on the last day of the offering period. Each offering is for a period of six months beginning on January 1 and July 1 of each year.

Indemnification Agreements

We enter into indemnification agreements with each of our directors and executive officers. These indemnification agreements provide, among other things, that we will indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts, incurred by any such person in any action or proceeding by reason of their position as a director, officer, employee, agent or fiduciary of the Company, any subsidiary of the Company or any other company or enterprise that such executive officer or director serves at the Company’s request. We believe that indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Other Benefits

We maintain health, dental and vision insurance plans for the benefit of all eligible employees, including our executive officers. Each of these benefit plans requires the employee to pay a portion of the premium, and we pay the remainder of the premiums. These benefits are offered on the same basis to all employees. We also maintain a 401(k) retirement savings plan that is available to all eligible employees. Under the 401(k) plan, we match 50% of each employee’s contribution up to a maximum of $5,000 per year. Executives are eligible to participate in the 401(k) plan up to ERISA limits. No supplementary participation is available to the executives. Life, accidental death and dismemberment, short- and long-term disability insurance coverage, and wellness programs are also offered to all eligible employees and premiums are paid in full by the Company. Other voluntary benefits, such as supplemental long-term disability insurance coverage and supplemental life insurance, are also made available and paid for by the employees. The above benefits are available to our executive officers on the same basis as all other eligible employees.

Under the Company’s vacation policy, employees accrue between three and five weeks of vacation per year, and unused vacation may be carried over from year to year with no limit on the amount of vacation time employees are allowed to accrue. In 2011, the Company required each employee to elect to either (i) receive a one-time cash payment for all unused accrued vacation in excess of the amount of vacation such employee accrues in one year or (ii) by the end of 2012, use all accrued vacation hours in excess of the amount of vacation such employee accrues in one year. The one-time cash payment was equal to (i) the employee’s 2011 pay rate, prorated to an hourly rate, multiplied by (ii) the accrued vacation hours paid out. Mr. Berns, Mr. Clark and Mr. Graboyes all had accrued vacation hours in excess of the amount of vacation each accrues in one year and all three opted to receive the one-time cash payment. As a result, Mr. Berns, Mr. Clark and Mr. Graboyes received cash payments of $144,400, $18,000 and $37,700, respectively. Dr. Goldsmith and Dr. Morris did not have excess accrued vacation hours.

2011 and 2012 Executive Compensation Determinations

The key compensation determinations for Mr. Berns and the other named executive officers during 2011 and through April 9, 2012 were as follows:

Paul L. Berns—President and Chief Executive Officer

For fiscal 2011, Mr. Berns’ base salary was set at $566,500, representing a merit increase of 3% from his 2010 base salary. Mr. Berns’ 2011 bonus target remained at 75% of base salary, weighted 100% to the achievement of corporate objectives. For 2011, the Compensation Committee recommended and the Board approved a corporate bonus percentage of 90% of target for the Company’s corporate objectives. Accordingly, Mr. Berns was awarded a cash bonus of $380,700 (which was determined and paid in 2012 based on actual base salary earned in 2011), representing a total payout of 90% of his 2011 bonus target. The table below summarizes the Company’s corporate objective categories and target performance for 2011, as well as the relative weightings and performance multipliers approved by the Compensation Committee for each category:

Corporate Objective Category	Target Performance	2011 Weighting (A)	2011 Achievement (B)	Contribution to Overall Corporate Bonus Percentage (A × B)
Commercial	• Meet or exceed 2011 gross factory sales forecast	50%	84.0%	42.0%
	• Execute sales and marketing plan within Board-approved budget
Research & Development	• Drive FOLOTYN lymphoma program	20%	90.0%	18.0%
	• Advance autoimmune program
	• Execute FOLOTYN publication plan
	• Expand clinical development opportunities in lymphoma
Corporate compliance and risk management	• Drive corporate compliance and risk management program	10%	100.0%	10.0%
Corporate and business development initiatives	• Establish ex-U.S. partnership(s)	10%	100.0%	10.0%
	• Develop and evaluate potential in-licensing and M&A opportunities to support 5-year strategic plan
	• Obtain patent term extension for U.S. patent number 6,028,071

	Corporate Bonus Percentage(1):			90.0%

(1)	The Corporate Bonus Percentage approved by the Compensation Committee applies to all of our employees (including the named executive officers), except that the weighting of corporate and individual performance varies by employee level.

Highlights of our 2011 corporate achievements considered by the Compensation Committee include the following:

•

Commercial: In evaluating our commercial objectives, the Compensation Committee considered that we achieved $55.4 million of gross factory sales for 2011, the second full year of our commercialization of FOLOTYN for the treatment of patients with relapsed or refractory PTCL. We also executed our FOLOTYN sales and marketing plan within our Board-approved budget, which included the completion of various commercial advisory boards, promotional programs, and community network and market research programs. Based on these accomplishments, the Compensation Committee determined that we achieved 84.0% of the 50% weighting assigned to our commercial objectives, resulting in a 42.0% contribution to the overall corporate bonus percentage.

•

Research and development: In evaluating our research and development objectives, the Compensation Committee considered our progress with our research and development program for FOLOTYN in hematologic malignancies, including our negotiation of a special protocol assessment with the FDA and enrollment of the first patient in our Phase 3 study of FOLOTYN in patients with previously undiagnosed PTCL, and determination of the maximum tolerated dose of FOLOTYN in combination with systemic bexarotene in our Phase 1 study in patients with relapsed or refractory CTCL. The Compensation Committee also considered our progress communicating FOLOTYN’s clinical utility, including the publication of a manuscript in the Journal of Clinical Oncology presenting the final results from PROPEL, our pivotal Phase 2 trial of FOLOTYN in patients with relapsed or refractory PTCL, the submission of multiple additional manuscripts presenting data from PROPEL and other clinical studies involving FOLOTYN, and the presentation of FOLOTYN data at several medical conferences. We also supported a number of investigator-sponsored studies, which may provide valuable information regarding the safety and efficacy of FOLOTYN for the treatment of lymphoma and supplement the clinical data generated through Company-sponsored trials. Based on these accomplishments, the Compensation Committee determined that we achieved 90% of the 20% weighting assigned to our research and development objectives, resulting in an 18.0% contribution to the overall corporate bonus percentage.

•

Corporate compliance and risk management. In evaluating our corporate compliance and risk management objectives, the Compensation Committee focused on the execution of our compliance monitoring plan for commercial operations. Based on these accomplishments, the Compensation Committee determined that we achieved 100% of the 10% weighting assigned to our corporate compliance and risk management objectives, resulting in a 10.0% contribution to the overall corporate bonus percentage.

•

Corporate and business development initiatives: In evaluating our corporate and business development initiatives, the Compensation Committee considered our negotiation and execution of a strategic collaboration agreement with Mundipharma for the co-development and commercialization of FOLOTYN outside the United States and Canada, our negotiation and execution of a merger agreement with AMAG Pharmaceuticals, Inc. (“AMAG”), our receipt of a positive recommendation from ISS Proxy Advisory Services and stockholder approval in favor of the adoption of the merger agreement with AMAG, and the FDA’s final determination that the regulatory review period for FOLOTYN is 4,591 days for purposes of our application for patent term extension for the composition of matter patent for FOLOTYN. Based on these accomplishments, the Compensation Committee determined that we achieved 100% of the 20% weighting assigned to our corporate development objectives, resulting in a 20.0% contribution to the overall corporate bonus percentage.

In February 2011, Mr. Berns was awarded 345,942 restricted stock units. As was the case for all named executive officers, the 2011 restricted stock unit grant was awarded (i) as a reward for 2010 individual and corporate performance, (ii) as an incentive for future performance and (iii) to promote employee retention in light of the Compensation Committee’s belief that the successful execution of our strategic business objective necessitates the retention of our executive team.

For fiscal 2012, Mr. Berns’ base salary was set at $580,700, representing a merit increase of 2.5% from his 2011 base salary. Mr. Berns’ 2012 bonus target remained at 75% of base salary, weighted 100% to the achievement of corporate objectives. In February 2012, Mr. Berns was awarded 573,506 restricted stock units. As was the case for all named executive officers serving as executive officers as of December 31, 2011, the 2012 restricted stock unit grants were awarded (i) as a reward for 2011 individual and corporate performance, (ii) as an incentive for future performance and (iii) to promote employee retention.

Mr. Berns does not receive separate compensation for serving as a member of the Board.

David C. Clark—Vice President, Finance, Treasurer and Assistant Secretary

For fiscal 2011, Mr. Clark’s base salary was set at $262,800, representing an 11% increase from his 2010 base salary. This included a 3% merit increase and an 8% market adjustment based on the Compensation Committee’s review of competitive market data. Mr. Clark’s 2011 bonus target remained at 30% of base salary, weighted 60% to the achievement of corporate objectives and 40% to the achievement of individual objectives. For 2011, the Compensation Committee approved a corporate bonus percentage of 90% of target for the Company’s corporate objectives (as described above for Mr. Berns) and an individual bonus percentage of 102% of target for Mr. Clark’s individual objectives. Accordingly, Mr. Clark was awarded a cash bonus of $73,600 (which was determined and paid in 2012), representing a total payout of 94.8% of his 2011 bonus target. The following table summarizes Mr. Clark’s 2011 bonus award calculation:

Bonus Component	Target Bonus Weighting	Target Bonus Opportunity(1)	Actual Bonus Percentage Attained	Actual Bonus Payment
Corporate	60%	$46,600	90%	$41,900
Individual	40%	$31,000	102%	$31,700
Total	100%	$77,600	94.8%	$73,600

(1)	Bonus awards are calculated based on actual base salary earned during the applicable bonus year. Annual salary adjustments are effective March 1 of each year. As a result, Mr. Clark earned $258,800 in actual base salary during 2011 and his 30% bonus target was $77,600.

As noted above, the Compensation Committee determined that Mr. Clark had performed at 102% of target with respect to his individual objectives, which included the execution of our corporate financial plan within budget, the execution of our employee reorganization, the execution of our investor targeting plan and presentation at investor conferences, the development of our finance systems and staff, and Mr. Clark’s leadership role in the areas of financial planning, corporate communications and investor relations. The Compensation Committee also considered Mr. Clark’s role in connection with the negotiation and execution of our strategic collaboration agreement with Mundipharma, and the negotiation, execution and performance of our merger agreement with AMAG. In February 2011, Mr. Clark was awarded 53,957 restricted stock units.

For fiscal 2012, Mr. Clark’s base salary was set at $269,400, representing a merit increase of 2.5% from his 2011 base salary. Mr. Clark’s 2012 bonus target remained at 30% of base salary, weighted 60% to the achievement of corporate objectives and 40% to the achievement of individual objectives. In addition, in February 2012, Mr. Clark was awarded 99,779 restricted stock units.

Bruce Goldsmith—Senior Vice President, Corporate Development

For fiscal 2011, Dr. Goldsmith’s base salary was set at $325,500, representing an increase of 8.5% from his 2010 base salary. This included a 3.5% merit increase and a 5% market adjustment based on the Compensation Committee’s review of competitive market data. Dr. Goldsmith’s 2011 bonus target increased from 30% of base salary to 50% of base salary, weighted 60% to the achievement of corporate objectives and 40% to the achievement of individual objectives. For 2011, the Compensation Committee approved a corporate bonus percentage of 90% of target for the Company’s corporate objectives (as described above for Mr. Berns) and an individual bonus percentage of 112.5% of target for Dr. Goldsmith’s individual objectives. Accordingly, Dr. Goldsmith was awarded a cash bonus of $159,200 (which was determined and paid in 2012), representing a total payout of 99% of his 2011 bonus target. The following table summarizes Dr. Goldsmith’s 2011 bonus award calculation:

Bonus Component	Target Bonus Weighting	Target Bonus Opportunity(1)	Actual Bonus Percentage Attained	Actual Bonus Payment
Corporate	60%	$96,500	90%	$86,800
Individual	40%	$64,300	112.5%	$72,400
Total	100%	$160,800	99%	$159,200

(1)	Bonus awards are calculated based on actual base salary earned during the applicable bonus year. Annual salary adjustments are effective March 1 of each year. As a result, Dr. Goldsmith earned $321,600 in actual base salary during 2011 and his 50% bonus target was $160,800.

As noted above, the Compensation Committee determined that Dr. Goldsmith had performed at 112.5% of target with respect to his individual objectives, which included the negotiation, execution and performance of our strategic collaboration agreement with Mundipharma, the negotiation, execution and performance of our merger agreement with AMAG, the execution of market research studies in support of our new product planning initiatives, the development of corporate valuation models and forecasts, and Dr. Goldsmith’s leadership role in the areas of strategic planning, corporate communications and investor relations. In February 2011, Dr. Goldsmith was awarded 67,298 restricted stock units.

For fiscal 2012, Dr. Goldsmith’s base salary was set at $333,600, representing a merit increase of 2.5% from his 2011 base salary. Dr. Goldsmith’s 2012 bonus target remained at 50% of base salary, weighted 60% to the achievement of corporate objectives and 40% to the achievement of individual objectives. In addition, in February 2012, Dr. Goldsmith was awarded 179,727 restricted stock units.

Marc H. Graboyes—Senior Vice President, General Counsel and Secretary

For fiscal 2011, Mr. Graboyes’ base salary was set at $348,500, representing an 8.5% increase from his 2010 base salary. This included a 3.5% merit increase and a 5% market adjustment based on the Compensation Committee’s review of competitive market data. Mr. Graboyes’ 2011 bonus target remained at 50% of base salary, weighted 60% to the achievement of corporate objectives and 40% to the achievement of individual objectives. For 2011, the Compensation Committee approved a corporate bonus percentage of 90% of target for the Company’s corporate objectives (as described above for Mr. Berns) and an individual bonus percentage of 113.75% of target for Mr. Graboyes’ individual objectives. Accordingly, Mr. Graboyes was awarded a cash bonus of $171,300 (which was determined and paid in 2012), representing a total payout of 99.5% of his 2011 bonus target. The following table summarizes Mr. Graboyes’ 2011 bonus award calculation:

Bonus Component	Target Bonus Weighting (%)	Target Bonus Opportunity ($)(1)	Actual Bonus Percentage Attained (%)	Actual Bonus Payment ($)
Corporate	60%	$103,300	90%	$93,000
Individual	40%	$68,800	113.75%	$78,300
Total	100%	$172,100	99.5%	$171,300

(1)	Bonus awards are calculated based on actual base salary earned during the applicable bonus year. Annual salary adjustments are effective March 1 of each year. As a result, Mr. Graboyes earned $344,300 in actual base salary during 2011 and his 50% bonus target was $172,100.

As noted above, the Compensation Committee determined that Mr. Graboyes had performed at 113.75% of target with respect to his individual objectives, which included the completion of various objectives relating to our corporate compliance and risk management programs, the execution of our employee reorganization, the implementation of certain corporate governance and disclosure initiatives and the advancement of our patent portfolio, as well as Mr. Graboyes’ leadership role in the areas of human resources, executive compensation and corporate communications. The Compensation Committee also considered Mr. Graboyes’ role in connection with the negotiation and execution of our strategic collaboration agreement with Mundipharma, and the negotiation, execution and performance of our merger agreement with AMAG. In February 2011, Mr. Graboyes was awarded 170,803 restricted stock units.

For fiscal 2012, Mr. Graboyes’ base salary was set at $357,200, representing a merit increase of 2.5% from his 2011 base salary. Mr. Graboyes’ 2012 bonus target remained at 50% of base salary, weighted 60% to the achievement of corporate objectives and 40% to the achievement of individual objectives. In addition, in February 2012, Mr. Graboyes was awarded 222,266 restricted stock units.

Charles Q. Morris—Executive Vice President, Chief Medical Officer

For fiscal 2011, Dr. Morris’ base salary was set at $432,600, representing a merit increase of 3% from his 2010 base salary. Dr. Morris’ 2011 bonus target remained at 50% of base salary, weighted 60% to the achievement of corporate objectives and 40% to the achievement of individual objectives. For 2011, the Compensation Committee approved a corporate bonus percentage of 90% of target for the Company’s corporate objectives (as described above for Mr. Berns) and an individual bonus percentage of 100.25% of target for Dr. Morris’ individual objectives. Accordingly, Dr. Morris was awarded a cash bonus of $202,600 (which was determined and paid in 2012), representing a total payout of 94.1% of his 2011 bonus target. The following table summarizes Dr. Morris’ 2011 bonus award calculation:

Bonus Component	Target Bonus Weighting (%)	Target Bonus Opportunity ($)(1)	Actual Bonus Percentage Attained (%)	Actual Bonus Payment ($)
Corporate	60%	$129,200	90%	$116,300
Individual	40%	$86,100	100.25%	$86,300
Total	100%	$215,300	94.1%	$202,600

(1)	Bonus awards are calculated based on actual base salary earned during the applicable bonus year. Annual salary adjustments are effective March 1 of each year. As a result, Dr. Morris earned $430,700 in actual base salary during 2011 and his 50% bonus target was $215,300.

As noted above, the Compensation Committee determined that Dr. Morris had performed at 100.25% of target with respect to his individual objectives, which included the completion of key regulatory objectives relating to our marketing authorization application for FOLOTYN in Europe, the completion of various objectives relating to our research and development program for FOLOTYN in hematologic malignancies and solid tumors, the execution of our FOLOTYN publication plan, and the advancement of key medical affairs initiatives in support of FOLOTYN. The Compensation Committee also considered Dr. Morris’ role in support of our corporate development initiatives, including his participation in due diligence and management meetings with Mundipharma and AMAG. In February 2011, Dr. Morris was awarded 185,851 restricted stock units.

For fiscal 2012, Dr. Morris’ base salary was set at $443,400, representing a merit increase of 2.5% from his 2011 base salary. Dr. Morris’ 2012 bonus target remained at 50% of base salary, weighted 60% to the achievement of corporate objectives and 40% to the achievement of individual objectives. In addition, in February 2012, Dr. Morris was awarded 241,848 restricted stock units.

Accounting and Tax Considerations

We follow the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 718 (formerly, FASB Statement 123R). Under FASB ASC Topic 718 we are required to estimate and record an expense for each award of equity compensation over the vesting period of the award. Until we achieve sustained profitability, the availability to us of a tax deduction for compensation expense is not material to our financial position. We structure cash incentive bonus compensation so that it is taxable to our employees at the time it becomes available to them.

Section 162(m) of the Code limits us to a deduction for federal income tax purposes of up to $1 million of compensation paid to certain named executive officers in a taxable year. It is possible that compensation attributable to awards, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year. Certain kinds of compensation, including qualified “performance-based compensation,” are disregarded for purposes of the deduction limitation. In accordance with Treasury Regulations issued under Section 162(m) of the Code, compensation attributable to stock options and stock appreciation rights will qualify as performance-based compensation if (a) such awards are granted by a compensation committee comprised solely of “outside directors,” (b) the plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, (c) the per-employee limitation is approved by the stockholders, and (d) the exercise or strike price of the award is no less than the fair market value of the stock on the date of grant. Compensation attributable to stock purchase awards, stock bonus awards, stock unit awards, performance stock awards, and performance cash awards will qualify as performance-based compensation, provided that: (i) the award is granted by a compensation committee comprised solely of “outside directors”; (ii) the award is granted (or exercisable) only upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain; (iii) the compensation committee certifies in writing prior to the grant, vesting or exercise of the award that the performance goal has been satisfied; and (iv) prior to the grant of the award, stockholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount, or formula used to calculate the amount, payable upon attainment of the performance goal).

Our Compensation Committee intends for all stock options and stock appreciation rights granted under our 2008 Equity Incentive Plan to qualify as performance-based compensation within the meaning of Section 162(m) of the Code. In addition, under our 2008 Equity Incentive Plan our Compensation Committee has the discretion to grant other types of awards that may qualify as performance-based compensation within the meaning of Section 162(m) of the Code. Except as noted below, stock options granted under our 2000 Stock Incentive Compensation Plan are performance-based compensation within the meaning of Section 162(m) of the Code and, as such, the spread between the fair market value of the underlying stock and the exercise price of such options is fully deductible upon exercise, as long as our Board of Directors or the committee of our Board of Directors granting such stock options was composed solely of “outside directors.” However, stock options previously granted under our 2002 Broad Based Equity Incentive Plan and our 2006 Inducement Award Plan are not considered performance-based compensation within the meaning of Section 162(m) of the Code because such plans were not approved by our stockholders, and options granted under the 2000 Stock Incentive Compensation Plan from May 12, 2004 to December 20, 2005 are not considered performance-based compensation because that plan was not re-approved by stockholders until December 21, 2005. Accordingly, our compensation deduction, if any, resulting from the exercise of such options may not be fully deductible, depending on whether the optionee is a named executive officer at the time of exercise and on whether the total non-exempt compensation paid to such optionee exceeds $1 million in the year of such option exercise. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, our Compensation Committee has not adopted a policy requiring all compensation to be deductible. Our Compensation Committee intends to continue to evaluate the effects of the compensation limits of Section 162(m) of the Code and to grant compensation awards in the future in a manner consistent with the best interests of the Company and our stockholders.

Compensation Risk Assessment

With the assistance of the Company’s management, the Compensation Committee reviewed the Company’s material compensation policies and practices for all employees, including its executive officers, and concluded that these policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Summary Compensation Table

The following table shows for the fiscal years ended December 31, 2011, 2010 and 2009, compensation awarded or paid to, or earned by, the Company’s President and Chief Executive Officer (Principal Executive Officer), Vice President, Finance and Treasurer (Principal Financial Officer) and our three other most highly compensated executive officers at December 31, 2011 (as previously defined, the “named executive officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)		Total ($)
Paul L. Berns	2011	564,000	—		1,155,400	—	380,700	161,200	(5)	2,261,300
President and Chief	2010	542,400	—		1,922,600	728,800	363,300	16,800	(6)	3,573,900
Executive Officer	2009	500,800	—		298,700	1,091,200	340,700	18,700	(7)	2,250,100
David C. Clark	2011	258,800	—		180,200	—	73,600	23,000	(8)	535,600
Vice President, Finance	2010	233,500	—		334,000	112,500	66,500	5,000		751,500
and Treasurer	2009	214,400	—		37,600	136,400	59,800	5,000		453,200
Bruce A. Goldsmith(9)	2011	321,600	—		224,800	—	159,200	5,000		710,600
Senior Vice President,	2010	300,000	—		616,300	173,600	87,600	5,000		1,182,500
Corporate Development
Marc H. Graboyes	2011	344,300	—		570,500	—	171,300	42,700	(10)	1,128,800
Senior Vice President,	2010	319,200	—		903,900	313,300	155,700	5,000		1,697,100
General Counsel and	2009	306,900	—		96,400	352,700	137,400	5,000		898,400
Secretary
Charles Q. Morris(11)	2011	430,700	—		620,700	—	202,600	5,000		1,259,000
Executive Vice President,	2010	282,700	100,000	(12)	1,659,800	880,500	132,600	4,500		3,060,100
Chief Medical Officer

(1)	The amounts shown in this column represent the aggregate full grant date fair value calculated in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718, Stock Compensation (formerly, FASB Statement 123R) for stock awards granted during the fiscal year to the named executive officers. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information, see Note 6 to the Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.
(2)	The amounts shown in this column represent the aggregate full grant date fair value calculated in accordance with FASB ASC Topic 718 for stock options granted during the fiscal year to the named executive officers. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions used to calculate these amounts, see Note 6 to the Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.
(3)	The amounts shown in this column represent the cash bonuses earned by the named executive officers with respect to the fiscal year under the Company’s performance-based cash bonus program. Amounts earned with respect to the fiscal year are generally paid in March of the following year. For example, the amounts shown for 2011 were paid in March 2012. For additional information, see the Compensation Discussion and Analysis beginning on page I-25 of this Information Statement.
(4)	Unless otherwise indicated, the amounts shown in this column represent Company contributions under the Company’s 401(k) plan.
(5)	This amount for Mr. Berns consists of the following: (i) $7,800 in supplemental disability insurance premiums, (ii) a $4,000 tax reimbursement with respect to such disability insurance, (iii) a $5,000 Company contribution under the Company’s 401(k) plan and (iv) $144,400 for payout of accrued vacation, which was paid in January 2012.
(6)	This amount for Mr. Berns consists of the following: (i) $7,800 in supplemental disability insurance premiums, (ii) a $4,000 tax reimbursement with respect to such disability insurance, and (iii) a $5,000 Company contribution under the Company’s 401(k) plan.

(7)	This amount for Mr. Berns consists of the following: (i) $7,800 in supplemental disability insurance premiums, (ii) a $5,900 tax reimbursement with respect to such disability insurance, and (iii) a $5,000 Company contribution under the Company’s 401(k) plan.

(8)	This amount for Mr. Clark consists of the following: (i) a $5,000 Company contribution under the Company’s 401(k) plan and (iv) $18,000 for payout of accrued vacation, which was paid in January 2012.

(9)	Dr. Goldsmith became a named executive officer of the Company in 2010.

(10)	This amount for Mr. Graboyes consists of the following: (i) a $5,000 Company contribution under the Company’s 401(k) plan and (iv) $37,700 for payout of accrued vacation, which was paid in January 2012.

(11)	Dr. Morris was hired to serve as the Company’s Executive Vice President, Chief Medical Officer effective April 26, 2010. Dr. Morris was not employed by the Company prior to that date.

(12)	This amount for Dr. Morris represents a signing bonus paid in connection with his commencement of employment with the Company in April 2010.

Grants of Plan-Based Awards

The following table sets forth certain information regarding grants of plan-based awards to the named executive officers during the year ended December 31, 2011:

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares or Units of Stock (#)(2)	Grant Date Fair Value of Stock Awards ($)(3)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Paul L. Berns	1/1/2011	317,200	423,000	634,500	—	—
	2/28/2011	—	—	—	345,942	1,155,400

David C. Clark	1/1/2011	58,200	77,600	116,500	—	—
	2/28/2011	—	—	—	53,957	180,200

Bruce A. Goldsmith	1/1/2011	120,600	160,800	241,200	—	—
	2/28/2011	—	—	—	67,298	224,800

Marc H. Graboyes	1/1/2011	129,100	172,100	258,200	—	—
	2/28/2011	—	—	—	170,803	570,500

Charles Q. Morris	1/1/2011	161,500	215,300	323,000	—	—
	2/28/2011	—	—	—	185,851	620,700

(1)

These columns show the possible threshold, target and maximum cash bonus payments to the named executive officers for the year ended December 31, 2011 under the Company’s performance-based cash bonus program, which is described in more detail in the Compensation Discussion and Analysis beginning on page I-25 of this Information Statement. The actual cash bonus awards earned by the named executive officers for the year ended December 31, 2011 are set forth in the Summary Compensation Table above under the column entitled “Non-Equity Incentive Plan Compensation,” and the amounts set forth in these columns do not represent additional compensation paid to or earned by the named executive officers for the year ended December 31, 2011. The Company’s performance-based cash bonus program provides that the Company must generally achieve at least 75% of its weighted corporate objectives for the year in order for any bonuses to be paid, although the Compensation Committee may determine to grant a bonus even though certain corporate or individual performance objectives are not met. If the Compensation Committee determines that corporate or individual performance for the year exceeded objectives or was excellent in view of prevailing conditions, the Compensation Committee may approve corporate or individual multipliers, as the case may be, up to 150% of target. The possible threshold, target and maximum cash bonus payments for the named executive officers for the year ended December 31, 2011 under the Company’s performance-based cash bonus program are calculated as follows:

Name	Actual Base Salary Earned ($)	Bonus Target as % of Base	Threshold ($)	Target ($)	Maximum ($)
Paul L. Berns	564,000	75%	317,200	423,000	634,500
David C. Clark	258,800	30%	58,200	77,600	116,500
Bruce A. Goldsmith	321,600	50%	120,600	160,800	241,200
Marc H. Graboyes	344,300	50%	129,100	172,100	258,200
Charles Q. Morris	430,700	50%	161,500	215,300	323,000

(2)	This column shows the number of shares or units of common stock awarded to the named executive officers during the year ended December 31, 2011. The stock awards with a grant date on February 28, 2011 vest in equal installments on each of the first three anniversaries of the date of grant, subject to the recipient’s continued employment with the Company through such vesting dates.
(3)	This column shows the full grant date fair value of the stock awards granted to the named executive officers during the year ended December 31, 2011, calculated under FASB ASC Topic 718. The full grant date fair value is the amount that the Company recognizes as stock-based compensation expense in its financial statements over the required service period of the award. For additional information, see Note 6 to the Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information regarding equity awards granted to the named executive officers that were outstanding as of December 31, 2011:

	Option Awards				Stock Awards
	Number of Securities Underlying Unexercised Options(1)
Name	Exercisable (#)	Unexercisable (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Paul L. Berns	347,500	—	3.14	3/9/2016	—		—
	275,000	—	7.47	2/16/2017	—		—
	263,538	11,462	6.12	2/25/2018	—		—
	198,331	81,669	6.40	2/23/2019	—		—
	77,916	92,084	7.56	2/22/2020	—		—
	—	—	—	—	23,334	(3)	33,100
	—	—	—	—	75,000	(4)	106,500
	—	—	—	—	177,156	(5)	251,600
					345,942	(6)	491,200
David C. Clark	50,000	—	7.47	2/16/2017	—		—
	55,103	2,397	6.12	2/25/2018	—		—
	24,791	10,209	6.40	2/23/2019	—		—
	12,031	14,219	7.56	2/22/2020	—		—
	—	—	—	—	2,938	(7)	4,200
	—	—	—	—	11,211	(8)	15,900
	—	—	—	—	33,558	(9)	47,700
					53,957	(10)	76,600
Bruce A. Goldsmith	81,249	18,751	7.90	9/10/2018	—		—
	10,624	4,376	6.40	2/23/2019	—		—
	18,562	21,938	7.56	2/22/2020	—		—
	—	—	—	—	2,500	(11)	3,600
	—	—	—	—	17,297	(12)	24,600
	—	—	—	—	67,114	(13)	95,300
					67,298	(14)	95,600
Marc H. Graboyes	75,000	—	7.47	2/16/2017	—		—
	95,832	4,168	6.12	2/25/2018	—		—
	64,100	26,396	6.40	2/23/2019	—		—
	33,496	39,587	7.56	2/22/2020	—		—
	—	—	—	—	7,530	(15)	10,700
	—	—	—	—	31,213	(16)	44,300
	—	—	—	—	89,486	(17)	127,100
					170,803	(18)	242,500
Charles Q. Morris	79,166	110,834	8.17	4/26/2020	—		—
	—	—	—	—	82,500	(19)	117,200
	—	—	—	—	115,586	(20)	164,100
					185,851	(21)	263,900

(1)	Unless otherwise indicated, these options have a 10-year term and vest over a four-year period, with 25% of the options vesting on the first anniversary of the date of grant and the remaining 75% of the options vesting in equal monthly installments thereafter over the next three years, subject to the recipient’s continued employment with the Company through such vesting dates.
(2)	The market value of the shares of restricted stock that have not vested as of December 31, 2011 is based on $1.42 per share, which equaled the closing price of the Company’s common stock on December 30, 2011, the last business day of the 2011 fiscal year.
(3)	46,667 restricted stock units were granted to Mr. Berns on February 23, 2009. 11,666 units vested on February 23, 2010 and 11,667 units vested on each of February 23, 2011 and 2012. 11,667 units vest on February 23, 2013, subject to Mr. Berns’ continued employment with the Company through such vesting dates.
(4)	100,000 restricted stock units were granted to Mr. Berns on February 22, 2010. 25,000 units vested on each of February 22, 2011 and 2012. 25,000 units vest on each of February 22, 2013 and 2014, subject to Mr. Berns’ continued employment with the Company through such vesting dates.
(5)	265,734 restricted stock units were granted to Mr. Berns on October 20, 2010. 88,578 units vested on October 20, 2011. 88,578 units vest on each of October 20, 2012 and 2013, subject to Mr. Berns’ continued employment with the Company through such vesting dates.
(6)	345,942 restricted stock units were granted to Mr. Berns on February 28, 2011. 115,314 units vested on February 28, 2012. 115,314 units vest on each of February 28, 2013 and 2014, subject to Mr. Berns’ continued employment with the Company through such vesting dates.
(7)	5,875 restricted stock units were granted to Mr. Clark on February 23, 2009. 1,468 units vested on February 23, 2010 and 1,469 units vested on each of February 23, 2011 and 2012. 1,469 units vest on February 23, 2013, subject to Mr. Clark’s continued employment with the Company through such vesting dates.
(8)	14,948 restricted stock units were granted to Mr. Clark on February 22, 2010. 3,737 units vested on each of February 22, 2011 and 2012. 3,737 units vest on each of February 22, 2013 and 2014, subject to Mr. Clark’s continued employment with the Company through such vesting dates.
(9)	50,336 restricted stock units were granted to Mr. Clark on October 20, 2010. 16,778 units vested on October 20, 2011. 16,779 units vest on each of October 20, 2012 and 2013, subject to Mr. Clark’s continued employment with the Company through such vesting dates.
(10)	53,957 restricted stock units were granted to Mr. Clark on February 28, 2011. 17,985 units vested on February 28, 2012. 17,986 units vest on each of February 28, 2013 and 2014, subject to Mr. Clark’s continued employment with the Company through such vesting dates.
(11)	5,000 restricted stock units were granted to Dr. Goldsmith on February 23, 2009. 1,250 units vested on each of February 23, 2010, 2011 and 2012. 1,250 units vest on February 23, 2013, subject to Dr. Goldsmith’s continued employment with the Company through such vesting dates.
(12)	23,062 restricted stock units were granted to Dr. Goldsmith on February 22, 2010. 5,765 units vested on each of February 22, 2011 and 2012. 5,766 units vest on each of February 22, 2013 and 2014, subject to Dr. Goldsmith’s continued employment with the Company through such vesting dates.
(13)	100,671 restricted stock units were granted to Dr. Goldsmith on October 20, 2010. 33,557 units vested on October 20, 2011. 33,557 units vest on each of October 20, 2012 and 2013, subject to Dr. Goldsmith’s continued employment with the Company through such vesting dates.
(14)	67,298 restricted stock units were granted to Dr. Goldsmith on February 28, 2011. 22,432 units vested on February 28, 2012. 22,433 units vest on each of February 28, 2013 and 2014, subject to Dr. Goldsmith’s continued employment with the Company through such vesting dates.
(15)	15,060 restricted stock units were granted to Mr. Graboyes on February 23, 2009. 3,765 units vested on each of February 23, 2010, 2011 and 2012. 3,765 units vest on February 23, 2013, subject to Mr. Graboyes’ continued employment with the Company through such vesting dates.
(16)	41,617 restricted stock units were granted to Mr. Graboyes on February 22, 2010. 10,404 units vested on each of February 22, 2011 and 2012. 10,404 units vest on February 22, 2013 and 10,405 units vest on February 2014, subject to Mr. Graboyes’ continued employment with the Company through such vesting dates.

(17)	134,228 restricted stock units were granted to Mr. Graboyes on October 20, 2010. 44,742 units vest on October 20, 2011, and 44,743 units vest on each of October 20, 2012 and 2013, subject to Mr. Graboyes’ continued employment with the Company through such vesting dates.
(18)	170,803 restricted stock units were granted to Mr. Graboyes on February 28, 2011. 56,934 units vested on February 28, 2012. 56,934 units vest on February 28, 2013 and 56,935 units vest on February 28, 2014, subject to Mr. Graboyes’ continued employment with the Company through such vesting dates.
(19)	110,000 restricted stock units were granted to Dr. Morris on April 26, 2010. 27,500 units vested on April 26, 2011. 27,500 units vest on each of April 26, 2012, 2013 and 2014, subject to Dr. Morris’ continued employment with the Company through such vesting dates.
(20)	173,378 restricted stock units were granted to Dr. Morris on October 20, 2010. 57,792 units vested on October 20, 2011. 57,793 units vest on each of October 20, 2012 and 2013, subject to Dr. Morris’ continued employment with the Company through such vesting dates.
(21)	185,851 restricted stock units were granted to Dr. Morris on February 28, 2011. 61,950 units vested on February 28, 2012. 61,950 units vest on February 28, 2013 and 61,951 units vest on February 28, 2014, subject to Dr. Morris’ continued employment with the Company through such vesting dates.

Option Exercises And Stock Vested

The following table sets forth certain information regarding option exercises and restricted stock units that vested during the year ended December 31, 2011 with respect to the named executive officers:

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Paul L. Berns	2,500	(1,100)	125,245	250,200
David C. Clark	—	—	21,984	41,800
Bruce A. Goldsmith	—	—	40,572	72,500
Marc H. Graboyes	—	—	58,911	112,300
Charles Q. Morris	—	—	85,292	163,900

(1)	The value realized on exercise of the options equals the difference between the market price of the underlying stock at exercise and the exercise or base price of the options, multiplied by the number of shares acquired on exercise.
(2)	The value realized on vesting of restricted stock units equals the market value of the Company’s common stock on the vesting date, multiplied by the number of shares that vested.

Retirement Payments and Benefits

None of the named executive officers participate in or have account balances in qualified or non-qualified deferred benefit plans sponsored by the Company.

Nonqualified Deferred Compensation

None of the named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by the Company. In the future, the Compensation Committee may elect to provide the named executive officers and other employees with non-qualified defined contribution or deferred compensation benefits if the Compensation Committee determines that doing so is in the Company’s best interests.

Employment, Severance and Change-in-Control Agreements

The Company has entered into employment agreements with each of the named executive officers. The material terms of such agreements are summarized below.

On December 13, 2007, the Company and Mr. Berns entered into a second amended and restated employment agreement, which was amended in May 2009 and March 2011. On June 25, 2009, the Company entered into an employment agreement with Mr. Clark, which was amended in March 2011 and September 2011. On December 21, 2011, the Company and Dr. Goldsmith entered into an amended and restated employment agreement. On June 2, 2010, the Company and Mr. Graboyes entered into a second amended and restated employment agreement, which was amended in March 2011 and September 2011. Dr. Morris and the Company entered into an employment agreement dated April 26, 2010, which was amended in March 2011 and September 2011.

Pursuant to each named executive officer’s employment agreement, each named executive officer earns an annual base salary, which amount may be increased annually at the discretion of the Board. Currently, Mr. Berns earns an annual base salary of $580,700, Mr. Clark earns an annual base salary of $269,400, Dr. Goldsmith earns an annual base salary of $333,600, Mr. Graboyes earns an annual base salary of $357,200 and Dr. Morris earns an annual base salary of $443,400. Each named executive officer is also eligible to participate in the Company’s performance-based cash bonus plan, pursuant to which he is eligible for an annual bonus award determined in accordance with the terms of the plan. Currently, Mr. Berns’ target bonus is set at 75% of his annual base salary, Mr. Clark’s target bonus is set at 30% of his annual base salary, Dr. Goldsmith’s target bonus is set at 50% of his annual base salary, Mr. Graboyes’ target bonus is set at 50% of his annual base salary and Dr. Morris’ target bonus is set at 50% of his annual base salary.

The employment agreements with each named executive officer also provide that each named executive officer’s employment with the Company is at-will and may be terminated by either the named executive officer or the Company at any time. However, if the Company terminates the named executive officer’s employment without just cause or if the named executive officer resigns for good reason (other than in connection with a change-in-control of the Company), provided that the named executive officer executes a general release in favor of the Company, the named executive officer will be entitled to receive certain payments and other benefits, which are described in more detail under the heading “Severance Benefits Upon Termination or Change-in-Control” beginning on page I-51 of this Information Statement.

The employment agreements with each named executive officer further provide that if the Company (or any surviving or acquiring corporation) terminate the named executive officer’s employment without cause or if the named executive officer resigns for good reason within one month prior to or 12 months (two years for Mr. Berns) following the effective date of a change-in-control of the Company, provided that the named executive officer executes a general release in favor of the Company (or any surviving or acquiring corporation) at the election thereof, the named executive officer will be entitled to receive certain payments and other benefits, which are described in more detail under the heading “Severance Benefits Upon Termination or Change-in-Control” beginning on page I-51 of this Information Statement.

Each of executive officers are also required to sign a confidentiality and inventions assignment agreement with the Company. The employment agreements and confidentiality and inventions assignment agreements impose certain confidentiality, non-compete and/or non-solicitation obligations on the named executive officers. In the event that a named executive officer violates his confidentiality, non-compete and/or non-solicitation obligations or the terms of his confidentiality and inventions assignment agreement with the Company, the named executive officer’s right to most of the severance benefits that he would have otherwise been entitled to pursuant to his employment agreement (other than in connection with a change-in-control of the Company) will cease on the date of such violation.

Severance Benefits Upon Termination or Change-in-Control

Termination for Cause or Resignation without Good Reason

Under the terms of the named executive officers’ employment agreements, if the Company terminates a named executive officer’s employment for just cause or a named executive officer resigns without good reason, the named executive officer is entitled the benefits listed below

Mr. Berns is entitled to the following: (i) any base salary and annual bonus earned but unpaid prior to the date of termination; (ii) all accrued but unused personal time; (iii) any unreimbursed business expenses; and (iv) any employee benefits to which Mr. Berns is entitled upon termination of employment (collectively, the “Accrued Obligations”). Such amounts are to be paid within 30 days after the date of termination. Following such termination, Mr. Berns’ then outstanding stock options and other stock awards will remain subject to the terms of their respective governing documents.

Mr. Clark, Dr. Goldsmith, Mr. Graboyes and Dr. Morris are entitled to the following: (i) any base salary earned but unpaid prior to the date of termination; (ii) all accrued but unused vacation; and (iii) any unreimbursed business expenses. Following termination, vesting of such named executive officer’s unvested stock option or other stock awards shall cease on the date of termination.

Termination without Cause or Resignation with Good Reason

Under the terms of the named executive officers’ employment agreements, if the Company terminates a named executive officer’s employment without just cause or a named executive officer resigns with good reason (other than in connection with a change-in-control of the Company), provided that the named executive officer executes a general release in favor of the Company, the named executive officer is entitled the benefits listed below.

Mr. Berns is entitled to the following: (i) payment of the Accrued Obligations within 30 days after the date of termination; (ii) an amount equal to his target bonus for the year in which the termination occurs, prorated through the date of termination; (iii) an amount equal to 1.5 times his base salary then in effect, payable in monthly installments over the 18-month period following the date of termination; (iv) an amount equal to 1.5 times his annual bonus for the year preceding the year in which the termination occurs, payable in a lump sum within 30 days after the date of termination; (v) treatment of his then outstanding stock options and other stock awards in accordance with the terms of their respective governing documents; (vi) payment of premiums for his group health insurance COBRA continuation coverage for up to 12 months following the date of termination; and (vii) outplacement assistance for up to 12 months following the date of termination with an aggregate cost of up to $15,000.

Mr. Clark is entitled to the following: (i) continuation of Mr. Clark’s then current base salary for a period of six months following the date of termination, paid on the same basis and at the same time as previously paid; (ii) payment of any accrued but unused vacation and sick leave; and (iii) payment of premiums for his group health insurance COBRA continuation coverage for up to six months following the date of termination.

Dr. Goldsmith is entitled to the following: (i) continuation of Dr. Goldsmith’s then current base salary for a period of 12 months following the date of termination, paid on the same basis and at the same time as previously paid; (ii) payment of any accrued but unused vacation and sick leave; and (iii) payment of premiums for his group health insurance COBRA continuation coverage for up to 12 months following the date of termination.

Mr. Graboyes is entitled to the following: (i) continuation of Mr. Graboyes’ then current base salary for a period of 12 months following the date of termination, paid on the same basis and at the same time as previously paid; (ii) payment of any accrued but unused vacation and sick leave; and (iii) payment of premiums for his group health insurance COBRA continuation coverage for up to 12 months following the date of termination.

Dr. Morris is entitled to the following: (i) continuation of Dr. Morris’ then current base salary for a period of 12 months following the date of termination, paid on the same basis and at the same time as previously paid; (ii) payment of any accrued but unused vacation and sick leave; and (iii) payment of premiums for his group health insurance COBRA continuation coverage for up to 12 months following the date of termination.

Except for the payment of any accrued but unused vacation and sick leave, the payments described above shall cease, and the Company shall have no further obligations to the named executive officer with respect thereto, in the event that the named executive officer breaches the confidentiality, non-compete and/or non-solicitation provisions under his employment agreement and confidentiality and inventions assignment agreement with the Company. The Company’s obligation to pay the named executive officer’s COBRA premiums ceases upon the named executive officer’s eligibility for comparable coverage provided by a new employer. Following termination, vesting of Mr. Clark’s, Dr. Goldsmith’s, Mr. Graboyes’ and Dr. Morris’ unvested stock option or other stock awards shall cease on the date of termination. Following termination, Mr. Berns’ then outstanding stock options and other stock awards will remain subject to the terms of their respective governing documents.

Termination without Cause or Resignation with Good Reason (in connection with a Change-in-Control)

Under the terms of the named executive officers’ employment agreements, if the Company (or any surviving or acquiring corporation) terminates a named executive officer’s employment without just cause or the named executive officer resigns with good reason within one month prior to or 12 months (two years for Mr. Berns) following the effective date of a change-in-control of the Company, provided that the named executive officer executes a general release in favor of the Company (or any surviving or acquiring corporation) at the election thereof, the named executive officer is entitled the benefits listed below.

Mr. Berns is entitled to the following: (i) payment of the Accrued Obligations within 30 days after the date of termination; (ii) an amount equal to his target bonus for the year in which the termination occurs, prorated through the date of termination; (iii) a lump-sum cash payment in an amount equal to (A) two times his highest annual base salary in effect during the 12 months prior to such termination, plus (B) two times his highest annualized bonus paid or payable in respect of the five years preceding the year in which the change-in-control occurs; (iv) immediate vesting of all outstanding stock options and other stock awards granted to Mr. Berns and the extension of the option exercise period for 24 months after the date of termination; (v) continued coverage for 18 months under all policies of medical, accident, disability and life insurance for Mr. Berns and his dependents; and (vi) outplacement assistance for up to 12 months following the date of termination with an aggregate cost of up to $15,000. In addition, Mr. Berns’ second amended and restated employment agreement, as amended, provides that, in certain circumstances, he will be entitled to a gross-up payment for payments that result in an excise tax imposed by Section 4999 of the Code.

Mr. Clark is entitled to the following: (i) a lump-sum cash payment in an amount equal to (A) Mr. Clark’s annual base salary then in effect, plus (B) the greater of (1) Mr. Clark’s annualized target bonus award for the year in which Mr. Clark’s employment terminates or (2) the annual bonus amount paid to Mr. Clark in the immediately prior year; (ii) payment of any accrued but unused vacation and sick leave; (iii) payment of Mr. Clark’s target bonus award for the year in which Mr. Clark’s employment terminates, prorated through the date of termination; (iv) payment of premiums for his group health insurance COBRA continuation coverage for up to 12 months following the date of termination; (v) outplacement assistance for up to six months following the date of termination with an aggregate cost of up to $7,500; and (vi) immediate vesting of all outstanding stock options and other stock awards granted to Mr. Clark and the extension of the option exercise period for 12 months after the date of termination.

Dr. Goldsmith is entitled to the following: (i) a lump-sum cash payment in an amount equal to (A) 1.5 times Dr. Goldsmith’s annual base salary then in effect, plus (B) 1.5 times the greater of (1) Dr. Goldsmith’s annualized target bonus award for the year in which Dr. Goldsmith’s employment terminates or (2) the annual bonus amount paid to Dr. Goldsmith in the immediately prior year; (ii) payment of any accrued but unused vacation and sick leave; (iii) payment of Dr. Goldsmith’s target bonus award for the year in which Dr. Goldsmith’s employment terminates, prorated through the date of termination; (iv) payment of premiums for his group health insurance COBRA continuation coverage for up to 18 months following the date of termination; (v) outplacement assistance for up to nine months following the date of termination with an aggregate cost of up to $11,250; and (vi) immediate vesting of all outstanding stock options and other stock awards granted to Dr. Goldsmith and the extension of the option exercise period for 12 months after the date of termination.

Mr. Graboyes is entitled to the following: (i) a lump-sum cash payment in an amount equal to (A) 1.5 times Mr. Graboyes’ annual base salary then in effect, plus (B) 1.5 times the greater of (1) Mr. Graboyes’ annualized target bonus award for the year in which Mr. Graboyes’ employment terminates or (2) the annual bonus amount paid to Mr. Graboyes in the immediately prior year; (ii) payment of any accrued but unused vacation and sick leave; (iii) payment of Mr. Graboyes’ target bonus award for the year in which Mr. Graboyes’ employment terminates, prorated through the date of termination; (iv) payment of premiums for his group health insurance COBRA continuation coverage for up to 18 months following the date of termination; (v) outplacement assistance for up to nine months following the date of termination with an aggregate cost of up to $11,250; and (vi) immediate vesting of all outstanding stock options and other stock awards granted to Mr. Graboyes and the extension of the option exercise period for 12 months after the date of termination.

Dr. Morris is entitled to the following: (i) a lump-sum cash payment in an amount equal to (A) 1.5 times Dr. Morris’ annual base salary then in effect, plus (B) 1.5 times the greater of (1) Dr. Morris’ annualized target bonus award for the year in which Dr. Morris’ employment terminates or (2) the annual bonus amount paid to Dr. Morris in the immediately prior year; (ii) payment of any accrued but unused vacation and sick leave; (iii) payment of Dr. Morris’ target bonus award for the year in which Dr. Morris’ employment terminates, prorated through the date of termination; (iv) payment of premiums for his group health insurance COBRA continuation coverage for up to 18 months following the date of termination; (v) outplacement assistance for up to nine months following the date of termination with an aggregate cost of up to $11,250; and (vi) immediate vesting of all outstanding stock options and other stock awards granted to Dr. Morris and the extension of the option exercise period for 12 months after the date of termination.

The Company’s obligation to pay a named executive officer’s COBRA premiums ceases upon the named executive officer’s eligibility for comparable coverage provided by a new employer. Certain of the payments described above shall cease, and the Company shall have no further obligations to the named executive officer with respect thereto, in the event that the named executive officer breaches the confidentiality, non-compete and/or non-solicitation provisions under his employment agreement and confidentiality and inventions assignment agreement with the Company.

Potential Payments Upon Termination or Change-in-Control

The following tables reflect the estimated potential payments upon termination or change-in-control of the Company that would be payable to each of the named executive officers under the terms of their respective employment agreements. The amounts shown reflect only the additional payments or benefits that the named executive officer would have received upon the occurrence of the respective triggering events listed below; they do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would have vested, absent the triggering event. For purposes of calculating the potential payments set forth in the tables below, we have assumed that (i) the date of termination was December 31, 2011 and (ii) the stock price was $1.42, the closing market price of the Company’s common stock on December 30, 2011, the last business day of the 2011 fiscal year.

Paul L. Berns—President and Chief Executive Officer

	Termination For Just Cause or Resignation Without Good Reason Termination	Termination Without Just Cause or Resignation With Good Reason Termination		Termination Without Just Cause or Resignation With Good Reason (in connection with a Change-in- Control)
Paul L. Berns
Cash Payments
Cash Severance	$—	$1,394,700	(1)	$1,859,600	(2)
Target Bonus for Year of Separation	$—	$424,900		$424,900
Long-Term Incentives
Stock Options (Unvested and Accelerated)	$—	$—		$—	(3)
Restricted Stock (Unvested and Accelerated)	$—	$—		$882,400	(4)
Benefits and Perquisites
Accrued Sick Leave	$34,900	$34,900		$34,900
Benefits Continuation	$—	$26,700		$54,400
Outplacement Assistance	$—	$15,000		$15,000
Excise Tax Gross-Up (Estimated)	$—	$—		$—
Total Payments Upon Termination	$34,900	$1,896,200		$3,271,200

(1)	Amount represents (i) 1.5 times base salary then in effect, payable in monthly installments over the 18-month period following the date of termination, plus (ii) 1.5 times the annual bonus for the year preceding the year in which the termination occurs, payable in a lump sum within 30 days after the date of termination.
(2)	Amount represents a lump sum payment equal to (i) two times base salary, plus (ii) two times highest annualized bonus, paid or payable, in respect of the five fiscal years preceding the year of termination.
(3)	Amount represents the in-the-money value of unvested stock options as of December 31, 2011, using the closing market price of the Company’s common stock on December 30, 2011. The number of shares underlying such stock options and the exercise price thereof are reflected in the columns entitled “Number of Securities Underlying Unexercised Options—Unexercisable” and “Option Exercise Price,” respectively, in the Outstanding Equity Awards at Fiscal Year End table set forth on page I-47 of this Information Statement.
(4)	Amount represents the value of unvested restricted stock units as of December 31, 2011, using the closing market price of the Company’s common stock on December 30, 2011. The number of restricted stock units are reflected in the column entitled “Number of Shares or Units of Stock that Have Not Vested” in the Outstanding Equity Awards at Fiscal Year End table set forth on page I-47 of this Information Statement.

David C. Clark—Vice President, Finance

	Termination For Just Cause or Resignation Without Good Reason Termination	Termination Without Just Cause or Resignation With Good Reason Termination		Termination Without Just Cause or Resignation With Good Reason (in connection with a Change-in- Control)
David C. Clark
Cash Payments
Cash Severance	$—	$131,400	(1)	$341,700	(2)
Target Bonus for Year of Separation	$—	$—		$78,800
Long-Term Incentives
Stock Options (Unvested and Accelerated)	$—	$—		$—	(3)
Restricted Stock (Unvested and Accelerated)	$—	$—		$144,400	(4)
Benefits and Perquisites
Accrued Sick Leave	$—	$15,400		$15,400
Benefits Continuation	$—	$13,400		$26,700
Outplacement Assistance	$—	$—		$7,500
Total Payments Upon Termination	$—	$160,200		$614,500

(1)	Amount represents 0.5 times base salary then in effect, payable on the same basis and at the same time as paid at the time of termination.
(2)	Amount represents a lump sum payment equal to (i) 1.0 times base salary then in effect, plus (ii) 1.0 times annualized target bonus award for the year of termination.
(3)	Amount represents the in-the-money value of unvested stock options as of December 31, 2011, using the closing market price of the Company’s common stock on December 30, 2011. The number of shares underlying such stock options and the exercise price thereof are reflected in the columns entitled “Number of Securities Underlying Unexercised Options—Unexercisable” and “Option Exercise Price,” respectively, in the Outstanding Equity Awards at Fiscal Year End table set forth on page I-47 of this Information Statement.
(4)	Amount represents the value of unvested restricted stock units as of December 31, 2011, using the closing market price of the Company’s common stock on December 30, 2011. The number of restricted stock units are reflected in the column entitled “Number of Shares or Units of Stock that Have Not Vested” in the Outstanding Equity Awards at Fiscal Year End table set forth on page I-47 of this Information Statement.

Bruce A. Goldsmith—Senior Vice President, Corporate Development

	Termination For Just Cause or Resignation Without Good Reason Termination	Termination Without Just Cause or Resignation With Good Reason Termination		Termination Without Just Cause or Resignation With Good Reason (in connection with a Change-in- Control)
Bruce A. Goldsmith
Cash Payments
Cash Severance	$—	$325,500	(1)	$732,400	(2)
Target Bonus for Year of Separation	$—	$—		$162,700
Long-Term Incentives
Stock Options (Unvested and Accelerated)	$—	$—		$—	(3)
Restricted Stock (Unvested and Accelerated)	$—	$—		$219,100	(4)
Benefits and Perquisites
Accrued Sick Leave	$—	$20,000		$20,000
Benefits Continuation	$—	$26,700		$40,100
Outplacement Assistance	$—	$—		$11,300

Total Payments Upon Termination	$—	$372,200		$1,185,600

(1)	Amount represents 1.0 times base salary then in effect, payable on the same basis and at the same time as paid at the time of termination.
(2)	Amount represents a lump sum payment equal to (i) 1.5 times base salary then in effect, plus (ii) 1.5 times annualized target bonus award for the year of termination.
(3)	Amount represents the in-the-money value of unvested stock options as of December 31, 2011, using the closing market price of the Company’s common stock on December 30, 2011. The number of shares underlying such stock options and the exercise price thereof are reflected in the columns entitled “Number of Securities Underlying Unexercised Options—Unexercisable” and “Option Exercise Price,” respectively, in the Outstanding Equity Awards at Fiscal Year End table set forth on page I-47 of this Information Statement.
(4)	Amount represents the value of unvested restricted stock units as of December 31, 2011, using the closing market price of the Company’s common stock on December 30, 2011. The number of restricted stock units are reflected in the column entitled “Number of Shares or Units of Stock that Have Not Vested” in the Outstanding Equity Awards at Fiscal Year End table set forth on page I-47 of this Information Statement.

Marc H. Graboyes—Senior Vice President, General Counsel and Secretary

	Termination For Just Cause or Resignation Without Good Reason Termination	Termination Without Just Cause or Resignation With Good Reason Termination		Termination Without Just Cause or Resignation With Good Reason (in connection with a Change-in- Control)
Marc H. Graboyes
Cash Payments
Cash Severance	$—	$348,500	(1)	$784,100	(2)
Target Bonus for Year of Separation	$—	$—		$174,200
Long-Term Incentives
Stock Options (Unvested and Accelerated)	$—	$—		$—	(3)
Restricted Stock (Unvested and Accelerated)	$—	$—		$424,600	(4)
Benefits and Perquisites
Accrued Sick Leave	$—	$21,400		$21,400
Benefits Continuation	$—	$17,800		$26,700
Outplacement Assistance	$—	$—		$11,300
Total Payments Upon Termination	$—	$387,700		$1,442,300

(1)	Amount represents 1.0 times base salary then in effect, payable on the same basis and at the same time as paid at the time of termination.
(2)	Amount represents a lump sum payment equal to (i) 1.5 times base salary then in effect, plus (ii) 1.5 times annualized target bonus award for the year of termination.
(3)	Amount represents the in-the-money value of unvested stock options as of December 31, 2011, using the closing market price of the Company’s common stock on December 30, 2011. The number of shares underlying such stock options and the exercise price thereof are reflected in the columns entitled “Number of Securities Underlying Unexercised Options—Unexercisable” and “Option Exercise Price,” respectively, in the Outstanding Equity Awards at Fiscal Year End table set forth on page I-47 of this Information Statement.
(4)	Amount represents the value of unvested restricted stock units as of December 31, 2011, using the closing market price of the Company’s common stock on December 30, 2011. The number of restricted stock units are reflected in the column entitled “Number of Shares or Units of Stock that Have Not Vested” in the Outstanding Equity Awards at Fiscal Year End table set forth on page I-47 of this Information Statement.

Charles Q. Morris—Executive Vice President, Chief Medical Officer

	Termination For Just Cause or Resignation Without Good Reason Termination	Termination Without Just Cause or Resignation With Good Reason Termination		Termination Without Just Cause or Resignation With Good Reason (in connection with a Change-in- Control)
Charles Q. Morris
Cash Payments
Cash Severance	$—	$432,600	(1)	$973,300	(2)
Target Bonus for Year of Separation	$—	$—		$216,300
Long-Term Incentives
Stock Options (Unvested and Accelerated)	$—	$—		$—	(3)
Restricted Stock (Unvested and Accelerated)	$—	$—		$545,200	(4)
Benefits and Perquisites
Accrued Sick Leave	$—	$22,500		$22,500
Benefits Continuation	$—	$26,700		$40,100
Outplacement Assistance	$—	$—		$11,300
Total Payments Upon Termination	$—	$481,800		$1,808,700

(1)	Amount represents 1.0 times base salary then in effect, payable on the same basis and at the same time as paid at the time of termination.
(2)	Amount represents a lump sum payment equal to (i) 1.5 times base salary then in effect, plus (ii) 1.5 times annualized target bonus award for the year of termination.
(3)	Amount represents the in-the-money value of unvested stock options as of December 31, 2011, using the closing market price of the Company’s common stock on December 30, 2011. The number of shares underlying such stock options and the exercise price thereof are reflected in the columns entitled “Number of Securities Underlying Unexercised Options—Unexercisable” and “Option Exercise Price,” respectively, in the Outstanding Equity Awards at Fiscal Year End table set forth on page I-47 of this Information Statement.
(4)	Amount represents the value of unvested restricted stock units as of December 31, 2011, using the closing market price of the Company’s common stock on December 30, 2011. The number of restricted stock units are reflected in the column entitled “Number of Shares or Units of Stock that Have Not Vested” in the Outstanding Equity Awards at Fiscal Year End table set forth on page I-47 of this Information Statement.

Director Compensation

The following table shows certain information with respect to the compensation of all non-employee directors of the Company for the fiscal year ended December 31, 2011:

Director Compensation for Fiscal 2011

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Total ($)
Cecilia Gonzalo(3)	—	—	19,200	19,200
Stephen J. Hoffman(4)	77,500	112,500	34,300	224,300
Jeffrey R. Latts(5)	45,000	68,800	22,900	136,700
Jonathan S. Leff(6)	57,500	68,800	22,900	149,200
David M. Stout(7)	55,000	43,800	22,900	121,700
Nishan de Silva(8)	40,000	43,800	22,900	106,700
Timothy P. Lynch(9)	48,800	—	22,900	71,700

(1)	The amounts shown in this column represent the aggregate full grant date fair value calculated in accordance with FASB ASC Topic 718 for stock awards granted during the fiscal year to the non-employee directors. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions used to calculate these amounts, see Note 6 to the Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011. These stock awards fully vest on the first anniversary of the date of grant, assuming continued service on the Board for such period.
(2)	The amounts shown in this column represent the aggregate full grant date fair value calculated in accordance with FASB ASC Topic 718 for stock options granted during the fiscal year to the non-employee directors. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions used to calculate these amounts, see Note 6 to the Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.
(3)	Grant date fair value of option to purchase 25,000 shares of common stock granted in 2011: $19,200. Total number of shares subject to stock options outstanding at December 31, 2011: 25,000.
(4)	Grant date fair value of option to purchase 30,000 shares of common stock granted in 2011: $34,300. Total number of shares subject to stock options outstanding at December 31, 2011: 335,000. Grant date fair value of 90,000 restricted stock units granted in 2011: $112,500. Total number of restricted stock units that have not vested at December 31, 2011: 90,000.
(5)	Grant date fair value of option to purchase 20,000 shares of common stock granted in 2011: $22,900. Total number of shares subject to stock options outstanding at December 31, 2011: 105,000. Grant date fair value of 55,000 restricted stock units granted in 2011: $68,800. Total number of restricted stock units that have not vested at December 31, 2011: 55,000.
(6)	Grant date fair value of option to purchase 20,000 shares of common stock granted in 2011: $22,900. Total number of shares subject to stock options outstanding at December 31, 2011: 140,000. Grant date fair value of 55,000 restricted stock units granted in 2011: $68,800. Total number of restricted stock units that have not vested at December 31, 2011: 55,000.
(7)	Grant date fair value of option to purchase 20,000 shares of common stock granted in 2011: $22,900. Total number of shares subject to stock options outstanding at December 31, 2011: 85,000. Grant date fair value of 35,000 restricted stock units granted in 2011: $43,800. Total number of restricted stock units that have not vested at December 31, 2011: 35,000.
(8)	Dr. de Silva resigned as a director of the Company, effective December 21, 2011. Grant date fair value of option to purchase 20,000 shares of common stock granted in 2011: $22,900. Grant date fair value of 35,000 restricted stock units granted in 2011: $43,800.
(9)	Mr. Lynch resigned as a director of the Company, effective August 18, 2011. Grant date fair value of option to purchase 20,000 shares of common stock granted in 2011: $22,900.

Cash Compensation

Effective as of February 16, 2012, the Board of Directors approved the following compensation arrangements for the Company’s non-employee directors. Each non-employee director of the Company receives an annual retainer of $40,000, except that the Chairman of the Board of Directors receives an annual retainer of $60,000. Each non-employee director that serves as Chairman of the Audit Committee also receives an additional annual retainer of $20,000. Each non-employee director that serves as Chairman of the Compensation Committee also receives an additional annual retainer of $12,500. Each non-employee director that serves as chairman of any other committee of the Board of Directors also receives an additional annual retainer of $7,500. Each non-employee director who serves on the Audit Committee (other than the Chairman) receives an additional retainer of $10,000. Each non-employee director who serves on any other committee of the Board of Directors (other than the Chairman) receives an additional retainer of $5,000. Annual retainers are paid in equal quarterly installments on the first day of each calendar quarter. The Company will also pay each director who serves as a member of the Transaction Committee of the Board of Directors (as in effect from time to time) a fee of $1,000 for each meeting of the Transaction Committee that such director attends.

In addition, each non-employee director, including the Chairman of the Board of Directors, is reimbursed for all reasonable out-of-pocket expenses incurred by such director in connection with attending any regular or special meeting of the Board of Directors or any regular or special meeting of any committee of the Board of Directors.

Restricted Stock Units and Stock Options

The Company grants stock options and restricted stock units to its non-employee directors under a program for non-employee directors (the “Directors’ Program”) administered under the Company’s 2008 Equity Incentive Plan.

Under the Directors’ Program, each person who becomes a non-employee director of the Company is automatically granted 55,000 restricted stock units on the date of his or her initial election, except that any person who becomes the Company’s Chairman of the Board (other than an employee of the Company) is automatically granted 90,000 restricted stock units on the date of his or her initial election (each, an “Initial Grant”). Initial Grants vest in equal installments on each of the first and second anniversaries of the date of grant, assuming continued service on the Board for such periods.

In addition, under the Directors’ Program, each non-employee director is automatically granted a non-qualified stock option to purchase 20,000 shares of common stock immediately following each year’s annual meeting of stockholders, except that the Chairman of the Board is automatically granted a non-qualified stock option to purchase 30,000 shares of common stock immediately following each year’s annual meeting of stockholders (each, an “Annual Grant”). Annual Grants fully vest on the date of the next year’s annual meeting of stockholders, assuming continued service as a director during such period. However, any non-employee director who received an Initial Grant within three months prior to an annual meeting is not eligible to receive an Annual Grant until the second annual meeting after his or her Initial Grant.

All stock options granted under the Directors’ Program have a term of 10 years and an exercise price equal to the closing price of a share of the Company’s common stock on the date of grant.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Information Statement. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that such Compensation Discussion and Analysis be included in this Information Statement.

Mr. Jonathan S. Leff

Dr. Jeffrey R. Latts

Mr. David M. Stout

ANNEX II

April 4, 2012

The Board of Directors

Allos Therapeutics, Inc.

11080 CirclePoint Road

Westminster, CO 80020

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of Allos Therapeutics, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Spectrum Pharmaceuticals, Inc. (the “Acquiror”) and its wholly-owned subsidiary, Sapphire Acquisition Sub, Inc. (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all the outstanding shares of the Company Common Stock (the “Offer”), in exchange for, with respect to each share of Company Common Stock, (i) an amount in cash equal to $1.82 (the “Cash Consideration”) plus (ii) a contingent value right entitling the holder thereof to a potential payment of $0.11 in cash, to be issued pursuant to, and in the time frame set forth in, the Contingent Value Rights Agreement (as defined in the Agreement) (the “Contingent Consideration” and, together with the Cash Consideration, the “Consideration”). The Agreement further provides that, following completion of the Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in the Company’s treasury, owned by any of the Company’s wholly-owned Subsidiaries (as defined in the Agreement), or owned by the Acquiror or any of its wholly-owned Subsidiaries, and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive the Consideration. The Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed a draft dated April 3, 2012 of the Agreement, including the form Contingent Value Rights Agreement attached as an exhibit thereto; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the

Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement, including the Contingent Value Rights Agreement, will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company, the Acquiror and Acquisition Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any material financial advisory or other material commercial or investment banking relationships with the Acquiror. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and Warburg Pincus, LLC, a holder of a substantial percentage of the outstanding shares of Company Common Stock (“Warburg Pincus”), for which we and such affiliates have received customary compensation. Such services during such period have included acting as financial advisor to the Company in connection with the proposed merger of the Company with a wholly-owned subsidiary of AMAG Pharmaceuticals, Inc., which was announced in July 2011, and as lead arranger for a revolving credit facility of certain Warburg Pincus funds in July 2011. In addition, our commercial banking affiliate is an agent bank and a lender under such revolving credit facility, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates have provided during the past two years, and may in the future provide, commercial or investment banking services to portfolio companies of Warburg Pincus, for which we and such affiliates have received, and may receive, customary compensation. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company, the Acquiror and the portfolio companies of Warburg Pincus for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC

ANNEX III

Allos Therapeutics, Inc.

11080 CirclePoint Road, Suite 200

Westminster, Colorado 80020

April 13, 2012

Dear Stockholder:

We are pleased to inform you that on April 4, 2012, Allos Therapeutics, Inc. (the “Company”) entered into an Agreement and Plan of Merger (as the same may be amended, the “Merger Agreement”) with Spectrum Pharmaceuticals, Inc. (“Parent”) and Sapphire Acquisition Sub, Inc., a wholly owned subsidiary of Parent (“Purchaser”), pursuant to which Purchaser commenced a tender offer on April 13, 2012 to purchase all of the outstanding common stock, par value $0.001 per share, of the Company (including the associated rights to purchase shares of Series A Junior Participating Preferred Stock of the Company) for $1.82 per share, net to the seller in cash, without interest, less any applicable withholding taxes, plus one contingent value right to receive additional consideration of $0.11 per share in cash upon the achievement of certain milestones.

If completed, the tender offer will be followed by the merger of Purchaser with and into the Company, with the Company continuing as the surviving corporation in the merger (the “Merger”). In the Merger, all of the Company’s outstanding common stock, other than those shares of common stock owned by Parent, Purchaser, or any other wholly owned subsidiary of Parent or the Company, or by any stockholder of the Company who is entitled to and properly exercises appraisal rights under Delaware law, will be converted into the right to receive the same consideration as in the tender offer.

The Board of Directors of the Company has unanimously (i) determined that the Merger Agreement, the tender offer and the merger are advisable and fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) approved the Merger Agreement, the tender offer and the merger, and (iii) recommended that the Company’s stockholders accept the tender offer, tender their shares of Company common stock to Purchaser pursuant to the tender offer and, if a Company stockholders’ meeting is required by applicable law, adopt the Merger Agreement on the terms and subject to the conditions set forth therein.

Accompanying this letter is (i) a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated April 13, 2012, which sets forth the terms and conditions of the tender offer and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. Unless subsequently extended, the tender offer is scheduled to expire at midnight, New York City time, at the end of the day on May 10, 2012.

Sincerely,

Paul L. Berns

President and Chief Executive Officer

III-1